Exhibit 99.2

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(FREE TRANSLATION)

CONTENTS

Interim Consolidated Statement of Financial Position

Interim Consolidated Statement of Income by Function

Interim Consolidated Statement of Comprehensive Income

Interim Consolidated Statement of Changes in Equity

Interim Consolidated Statement of Cash Flows - Direct Method

Notes to the Interim Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL

Contents of the notes to the Interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

13 - Other non-financial assets	70
14 - Non current assets (or disposal groups) classified as held for sale	72
15 - Investments in subsidiaries	73
16 - Equity accounted investments	76
17 - Intangible assets other than goodwill	80
18 - Goodwill and Business combination	82
18.1. Goodwill	82
18.2. Business combination	84
19 - Property, plant and equipment	93
20 - Taxes and deferred tax	106
21 - Other financial liabilities	112
22 - Trade and other accounts payables	126
23 - Other provisions	129
24 - Tax liabilities	133
25 - Other non-financial liabilities	134
26 - Employee benefits	135
27 - Accounts payable non-current	137
28 - Equity	138
29 - Revenue	146
30 - Costs and expenses by nature	147
31 - Gains (losses) on the sale of non-current assets not classified as held for sale	149
32 - Other income, by function	150
33 - Foreign currency and exchange rate differences	151
34 - Earnings per share	159
35 - Contingencies	160
36 - Commitments	172
37 - Transactions with related parties	178
38 - Share based payments	181
39 - The environment	186
40 - Events subsequent to the date of the financial statements	187

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

	Note	As of September 30, 2013	As of December 31, 2012
		ThUS$	ThUS$
		Unaudited

Current assets
Cash and cash equivalents	6 - 7	1,024,196	650,263
Other financial assets	7 - 12	837,787	636,543
Other non-financial assets	13	226,207	169,821
Trade and other accounts receivable	7 - 8	1,748,112	1,417,531
Accounts receivable from related entities	7 - 9	671	15,187
Inventories	10	232,361	176,818
Tax assets	11	211,455	210,368

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		4,280,789	3,276,531

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	14	11,125	47,655

Total current assets		4,291,914	3,324,186

Non-current assets
Other financial assets	7 - 12	70,802	74,095
Other non-financial assets	13	204,511	234,937
Accounts receivable	7 - 8	73,732	50,612
Equity accounted investments	16	6,731	3,757
Intangible assets other than goodwill	17	2,180,958	2,382,399
Goodwill	18	3,867,188	4,213,160
Property, plant and equipment	19	11,242,447	11,807,076
Current tax assets, long term portion	11	69,724	73,050
Deferred tax assets	20	212,328	163,067

Total non-current assets		17,928,421	19,002,153

Total assets		22,220,335	22,326,339

The accompanying Notes 1 to 40 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

	Note	As of September 30, 2013	As of December 31, 2012
		ThUS$	ThUS$
		Unaudited
LIABILITIES
Current liabilities
Other financial liabilities	7 - 21	2,750,873	2,047,330
Trade and other accounts payables	7 - 22	1,568,090	1,689,990
Accounts payable to related entities	7 - 9	235	274
Other provisions	23	30,767	59,574
Tax liabilities	24	109,418	115,481
Other non-financial liabilities	25	2,583,499	2,384,918

Total current liabilities		7,042,882	6,297,567

Non-current liabilities
Other financial liabilities	7 - 21	7,504,633	7,698,857
Accounts payable	7 - 27	1,010,233	1,085,601
Other provisions	23	1,206,939	1,306,872
Deferred tax liabilities	20	560,203	579,339
Employee benefits	26	45,554	38,095
Other non-financial liabilities	25	83,887	99,323

Total non-current liabilities		10,411,449	10,808,087

Total liabilities		17,454,331	17,105,654

EQUITY
Share capital	28	1,605,165	1,501,018
Retained earnings	28	852,605	1,076,136
Treasury Shares	28	(178)	(203)
Other reserves	28	2,215,676	2,535,100

Parent’s ownership interest		4,673,268	5,112,051
Non-controlling interest		92,736	108,634

Total equity		4,766,004	5,220,685

Total liabilities and equity		22,220,335	22,326,339

The accompanying Notes 1 to 40 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the nine months ended September 30,		For the three months ended September 30,
	Nota	2013	2012(*)	2013	2012
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited

Revenue	29	9,608,395	6,313,658	3,269,967	3,259,247
Cost of sales		(7,571,631)	(4,931,545)	(2,433,849)	(2,587,466)

Gross margin		2,036,764	1,382,113	836,118	671,781

Other income	32	260,161	146,364	90,711	79,736
Distribution costs		(751,325)	(552,294)	(263,057)	(269,430)
Administrative expenses		(833,314)	(557,875)	(312,458)	(321,010)
Other expenses		(305,692)	(212,001)	(96,928)	(88,094)
Other gains/(losses)		(33,263)	1,688	(33,240)	(361)

Gains (losses) from operating activities		373,331	207,995	221,146	72,622

Financial income		51,751	61,627	12,003	23,889
Financial costs	30	(340,220)	(185,728)	(113,794)	(105,249)
Equity accounted earnings	16	995	63	469	153
Foreign exchange gains/(losses)	33	(360,892)	74,013	(12,699)	10,203
Result of indexation units		138	(88)	163	2

Income (loss) before taxes		(274,897)	157,882	107,288	1,620
Income (loss) tax expense	20	45,744	(106,960)	(52,078)	(72,827)

NET INCOME (LOSS) FOR THE PERIOD		(229,153)	50,922	55,210	(71,207)

Income (loss) attributable to owners of the parent		(234,992)	47,080	52,093	(78,712)
Income (loss) attributable to non-controlling interest		5,839	3,842	3,117	7,505

Net income (loss) for the period		(229,153)	50,922	55,210	(71,207)

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	34	(0.48597)	0.12050	0.10773	(0.16532)
Diluted earnings (losses) per share (US$)	34	(0.48597)	0.12050	0.10773	(0.16532)

(*)	The balances at September 30, 2012, consider information of TAM S.A. and Subsidiaries from June 22, 2012, date of the business combination materialized.

The accompanying Notes 1 to 40 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the nine months ended September 30,		For the three months ended September 30,
	Note	2013	2012(*)	2013	2012
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
NET INCOME (LOSS)		(229,153)	50,922	55,210	(71,207)
Components of other comprehensive income, before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	33	(391,143)	32,535	(36,968)	(40,873)

Other comprehensive income, before taxes, currency translation differences		(391,143)	32,535	(36,968)	(40,873)

Cash flow hedges
Gains (losses) on cash flow hedges before taxes	21	68,307	(21,267)	25,154	33,905

Other comprehensive income (losses), before taxes, cash flow hedges		68,307	(21,267)	25,154	33,905

Other components of other comprehensive income (loss), before taxes		(322,836)	11,268	(11,814)	(6,968)

Income tax relating to other comprehensive income
Income tax related to currency translation differences in other comprehensive income	20	—	(6,024)	—	6,455
Income tax related to cash flow hedges in other comprehensive income	20	(11,809)	10,797	(3,451)	(453)

Income taxes related to components of other comprehensive income		(11,809)	4,773	(3,451)	6,002

Other comprehensive income (loss)		(334,645)	16,041	(15,265)	(966)

Total comprehensive income (loss)		(563,798)	66,963	39,945	(72,173)

Comprehensive income (loss) attributable to owners of the parent		(548,685)	69,026	41,680	(80,262)
Comprehensive income (loss) attributable to non-controlling interests		(15,113)	(2,063)	(1,735)	8,089

TOTAL COMPREHENSIVE INCOME (LOSS)		(563,798)	66,963	39,945	(72,173)

(*)	The balances at September 30, 2012, consider information of TAM S.A. and Subsidiaries from June 22, 2012, date of the business combination materialized.

The accompanying Notes 1 to 40 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Changes in other reserves
	Note	Share capital	Treasury shares	Other sundry reserve	Currency translation reserve	Cash flow hedging reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2013		1,501,018	(203)	2,672,256	3,574	(140,730)	1,076,136	5,112,051	108,634	5,220,685
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	28	—	—	—	—	—	(234,992)	(234,992)	5,839	(229,153)
Other comprehensive income		—	—	—	(368,505)	54,812	—	(313,693)	(20,952)	(334,645)

Total comprehensive income		—	—	—	(368,505)	54,812	(234,992)	(548,685)	(15,113)	(563,798)

Transactions with shareholders
Equity issuance	28-38	104,351	—	—	—	—	—	104,351	—	104,351
Dividends		—	—	—	—	—	—	—	—	—
Increase (decrease) through transactions with treasury shares	28	—	25	—	—	—	—	25	—	25
Increase (decrease) through transfers and other changes, equity	28-38	(204)	—	(5,731)	—	—	11,461	5,526	(785)	4,741

Total transactions with shareholders		104,147	25	(5,731)	—	—	11,461	109,902	(785)	109,117

Closing balance as of
Current year ending balances
September 30, 2013 (Unaudited)		1,605,165	(178)	2,666,525	(364,931)	(85,918)	852,605	4,673,268	92,736	4,766,004

The accompanying Notes 1 to 40 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Other reserves
	Note	Share capital	Treasury shares	Other sundry reserve	Reserve for exchange on translation differences	Cash flow hedging reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2012		473,907	—	8,492	(13,317)	(140,556)	1,116,798	1,445,324	12,048	1,457,372
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	28	—	—	—	—	—	47,080	47,080	3,842	50,922
Other comprehensive income		—	—	—	26,624	(4,678)	—	21,946	(5,905)	16,041

Total comprehensive income		—	—	—	26,624	(4,678)	47,080	69,026	(2,063)	66,963

Transactions with shareholders
Equity issuance	28-38	961,635	—	2,665,692	—	—	—	3,627,327	—	3,627,327
Dividends	28	—	—	—	—	—	(37,091)	(37,091)	—	(37,091)
Increase (decrease) through transactions with treasury shares	28	—	(203)	—	—	—	—	(203)	—	(203)
Increase (decrease) through transfers and other changes, equity	28-38	(3,510)	—	(1,387)	—	—	529	(4,368)	29,878	25,510

Total transactions with shareholders		958,125	(203)	2,664,305	—	—	(36,562)	3,585,665	29,878	3,615,543

Closing balance as of
Prior year ending balances
September 30, 2012 (Unaudited)		1,432,032	(203)	2,672,797	13,307	(145,234)	1,127,316	5,100,015	39,863	5,139,878

The accompanying Notes 1 to 40 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended September 30,
	Note	2013	2012
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		9,816,232	6,652,138
Other cash receipts from operating activities		14,019	41,688
Payments for operating activities
Payments to suppliers for goods and services		(7,379,029)	(4,763,380)
Payments to and on behalf of employees		(1,800,612)	(1,165,185)
Other payments for operating activities		(18,355)	(18,000)
Interest received		7,855	25,913
Income taxes refunded (paid)		(54,842)	(27,518)
Other cash inflows (outflows)	6	70,137	(58,793)

Net cash flows from operating activities		655,405	686,863

Cash flows used in investing activities
Cash flows used for acquisition of subsidiaries		(5,510)	(3,236)
Other cash receipts from sales of equity or debt instruments of other entities		79,069	316,532
Other payments to acquire equity or debt instruments of other entities		(417,479)	—
Amounts raised from sale of property, plant and equipment		208,956	29,175
Purchases of property, plant and equipment		(1,219,718)	(1,417,918)
Purchases of intangible assets		(21,081)	(38,307)
Payment from other long-term assets		14,529	14,158
Dividends received		—	351
Other cash inflows (outflows)	6	77,338	101,875

Net cash flow used in investing activities		(1,283,896)	(997,370)

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		104,351	12,889
Payments to acquire or redeem the shares of the entity		(148)	(203)
Amounts raised from long-term loans		1,401,245	1,034,512
Amounts raised from short-term loans		1,044,446	152,000
Loans repayments		(1,000,847)	(366,031)
Payments of finance lease liabilities		(347,749)	(171,872)
Dividends paid		(24,068)	(104,780)
Interest paid		(256,381)	(138,818)
Other cash inflows (outflows)	6	61,616	83,027

Net cash flows from (used in) financing activities		982,465	500,724

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		353,974	190,217
Effects of variation in the exchange rate on cash and cash equivalents		19,959	(39,545)

Net increase (decrease) in cash and cash equivalents		373,933	150,672
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	650,263	374,407

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	1,024,196	525,079

The accompanying Notes 1 to 40 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”) and in Brazil BM & FBOVESPA S.A. – Stock Exchange, Mercadorias e Futuros, in the form of Brazilian Depositary Receipts (“BDRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

On August 13, 2010, the Company reported to the Superintendency of Securities and Insurance, as an Essential Matter, that at this date the Company Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (the latter two, “Cueto Subsidiaries”), TAM S.A. (“TAM”), and TAM Empreendimentos e Participações (“TEP”) signed a non-binding Memorandum of Understanding (“MOU”) in which the companies agreed to proceed with their intention of carrying out their operations jointly under one parent company, to be named LATAM Airlines Group S.A. (“LATAM”). The proposed affiliation would be within the world’s 10 largest airline groups, providing transport services for passengers and cargo to more than 115 destinations in 23 countries, operating with a fleet of over 300 aircraft, with over 50,000 employees. Both airlines would continue operating independently with their current operating licenses and brands. On October 20, 2010, the Company and TAM announced that the operating subsidiaries of TAM had presented the structure of the transaction to the Brazilian Civil Aviation Agency (“ANAC”), which was approved by this agency on March 1, 2011.

On January 18, 2011 the parties of the MOU and Mrs. Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Olivera Amaro and Joao Francisco Amaro (“Amaro Family”), as the only shareholders of TEP, signed binding contracts written in English called (a) Implementation Agreement and (b) Exchange Offer Agreement (“Contracts Signed”) containing the final terms and conditions of the proposed partnership between the Company and TAM.

On September 21, 2011, the Court of Defense of Free Competition (“TDLC”) approved the merger between the Company and TAM, establishing 14 mitigation measures. On October 3, 2011, the Company and TAM filed an appeal to the Supreme Court objecting to certain mitigation measures. On April 5, 2012, the Supreme Court confirmed the TDLC resolution rejecting the appeal filed by both companies.

On December 21, 2011, the Board of the Company cited a special meeting of shareholders, carried out on November 11, 2011, in which their shareholders approved, among others, the following matters:

(a)	The merger of the Company with Sister Holdco S.A. and Holdco II S.A. companies (the “Absorbed Companies”), two companies specially constituted for the purpose of the association between the Company and TAM;

(b)	The change of Company name and the rest of the transactions contemplated in the subscribed contracts.

(c)	The increase in capital by US$ 1,465,372,970.09 by issuing 147,355,882 common shares without par value of which:

(i)	US$ 1,417,639,617.60 through the issuance of 142,555,882 shares, which would be intended to be exchanged for shares of the Absorbed Companies as a result of the proposed merger, at a rate of 0.9 new shares of the Company for each share that is fully subscribed and paid for each of the Absorbed Companies, and that belongs to shareholders other than the Company’s. The shares that the Company holds in the acquired companies at the time of the merger, shall have no effect; and

(ii)	US$ 47,733,352.49 through the issuance of 4,800,000 shares, which would go towards compensation plans for employees of the Company and its Subsidiaries, as provided in Article 24 of the Corporations Law.

The effectiveness of these agreements was subject to compliance with the conditions established in the extraordinary shareholders’ meeting.

On May 10, 2012, the Company and Holdco II initiated the exchange offer of TAM shares. Having complied with the conditions for declaring the exchange offer successful and having received 95.9% of the total shares of TAM in circulation, on June 22, 2012, the Company and the Absorbed Companies granted the execution deed of Merger, through which the shares of the Absorbed Companies were exchanged for shares of the Company, as effected according to that described above. On that same date the change of the Company’s name to “LATAM Airlines Group S.A.” became effective. The execution deed was rectified by instrument dated July 10, 2012.

On September 4, 2012 the Board of the Company cited a special meeting of shareholders, carried out on August 3, 2012 in which their shareholders approved, among others, the following matters:

(a)	Total revocation of the Board and election of the new Board of the Company.

(b)	Approval that the remaining 7,436,816 LATAM shares, out of the total 142,555,882 shares issued under the authorization of the Extraordinary Shareholders’ Meeting held on December 21, 2011, and that were not to be exchanged for shares of the Sister Holdco S.A. and Holdco II S.A., would be defined to be offered preferably to LATAM shareholders under Article 25 of the Corporations Law and that the unsubscribed balance would be offered and placed on the market in general.

(c)	Authorization of the Board of the Company to agree and proceed with the broadest powers, the terms of the issue and placement of the referred remaining shares and delegation to the Board of the Company the authority to determine, fix and agree freely and with broadest powers the placement price of the shares in accordance with the second paragraph of Article 28 of the Corporate Regulations.

(d)	Delegation to the Board of the Company the authority to determine, fix and agree freely and with the broadest powers the placement price of 4,800,000 shares defined under the Extraordinary Shareholders meeting dated December 21, 2011 to the compensation in terms of Article 24 of the Corporations Law, in accordance with the second paragraph of Article 28 of the Corporations Regulations, and determine the terms and conditions applicable to the latter.

The placement of the shares referred to in paragraph (b) above was approved by the Superintendency of Securities and Insurance, on December 11, 2012. On December 20, 2012, the Board of Directors agreed to start, from December 21, 2012, at the period of preferred option of those shares and proceeded to fix the price of placement of them, all of which was reported to the Superintendency of Securities and Insurance by Essential Matter on the same date. At the end of the period of first refusal, that is, as of January 19, 2013, there were 6,857,190 shares remaining subscribed and paid, leaving a balance of 579,626 shares to be subscribed. This balance was auctioned on the Santiago Stock Exchange - Stock Exchange dated January 23, 2013 at a value of CLP$ 11,921 per share.

On June 11, 2013, the Company held an extraordinary shareholders’ meeting, which had been called by the board on April 30, 2013, at this meeting the shareholders adopted the following resolutions:

1) To increase the company’s capital by the sum of ThUS$ 1.000.000 through the issuance of 63,500,000 shares, that is, from the sum of US$ 1,652,896,812.43, represented by 488,347,819 shares, all of one single series and with no par value, to the sum of US$ 2,652,896,812.43, represented by 551,847,819 shares, all of one single series and with no par value.

2) To set aside 1,500,000 new shares from the aforementioned issuance, to be used for a compensation plan for executives at LATAM and its subsidiaries, as provided in Article 24 of the Corporations Law.

3) To empower the Board, acting freely and within the broadest faculties, to determine, fix, and agree the price, manner, time, procedure, and conditions for placing the aforementioned shares.

4) To empower the Board to proceed to issue the shares related with the capital increase; to enact all formal procedures necessary for said shares to be inscribed and floated; to act on behalf of the Company against all types of authorities, bodies, or persons related to the securities market; to determine all matters relating to the options that may form part of the compensation plans; to grant whatsoever powers may be necessary or desirable in order to implement all or part of the above; and, in general, to resolve all related matters approved at this Meeting.

5) To amend the articles of the Corporate Statutes that refer to equity in order to adjust them to the aforementioned modifications.

6) To delegate on the Board, for a five year period starting on December 21, 2011, the power to fix the new price of placement of the 4,800,000 shares destined for compensation plans, as provided in Article 24 of the Corporations Law, in conformity with the Extraordinary Shareholders’ Meeting held on December 21, 2011, as modified at the Extraordinary Shareholders’ Meeting held on September 4, 2012, and to amend and resolve the terms and conditions applicable thereto.

7) To empower the Board to adopt such further agreements as may be necessary in order to carry out the aforementioned matters.

On June 20, 2013, was presented to the Superintendency of Securities and Insurance a request for the inscription of 63,500,000 mentioned above. On July 22, 2013 the Superintendency of Securities and Insurance remitted the Company providing comments for said presentation by Deed No. 16141. The Company replied to these submissions on October 16, 2013.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliarios (“CVM”) of that country, as it pertains to the issuance of BDRs.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders’ meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Inversiones Nueva Costa Verde Aeronáutica Limitada, Costa Verde Aeronáutica SpA, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espada Dos S.A., Inversiones Puerto Claro Dos Limitada e Inversiones Mineras del Cantábrico S.A. owns 25.68% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of September 30, 2013, the Company had a total of 1,541 registered shareholders. At that date approximately 5.49% of the Company’s share capital was in the form of ADRs and approximately 0.75% in the form of BDRs.

For the nine month period ending September 30, 2013, the Company had an average of 53,663 employees, ending this period with a total of 52,727 employees, spread over 9,763 administrative employees, 6,986 in Maintenance, 16,802 in Operations, 9,440 in Cabin Crew, 4,122 in Controls Crew, and 5,614 in Sales.

The subsidiaries included in these consolidated financial statements are as follows:

a)	As of September 30, 2013

				Participation rate As of September 30, 2013			Statement of financial position As of September 30, 2013			Net Income As of September 30, 2013
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Assets	Liabilities	Equity	Gain (loss)
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited			Unaudited			Unaudited

96.518.860-6	Lantours Division Servicios Terrestres S.A. and Subsidiaries	Chile	US$	99.9900	0.0100	100.0000	3,248	2,225	1,023	498
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	42,154	7,319	34,835	637
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (1)	Chile	US$	99.8361	0.1639	100.0000	628,481	857,484	(224,165)	(80,491)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	242,310	242,385	(75)	(7,727)
Foreign	Lan Chile Investments Limited and Subsidiaries (1)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,419	5,248	(829)	(1)
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	789,115	432,504	356,611	1,183
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	97	1,902	(1,805)	1
Foreign	Prime Airport Services Inc. and Subsidiary (1)	U.S.A	US$	0.0000	100.0000	100.0000	12,108	16,811	(4,703)	103
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	383,090	130,157	252,933	9,510
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	—	583	(583)	—
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	—	2,805	(2,805)	(5)
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	9,869	1,004	8,865	(1,197)
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	396	13	383	(2)
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	59	229	(170)	(39)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (1)	Bahamas	US$	0.0000	100.0000	100.0000	386,299	308,792	79,419	116,787
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (1)	Chile	CLP	0.0000	100.0000	100.0000	37,249	44,111	(7,935)	756
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (1)	Chile	CLP	99.7100	0.0000	99.7100	15,350	8,791	6,555	137
Foreign	TAM S.A. and Subsidiaries (1) (2) (3)	Brazil	BRL	63.0901	36.9099	100.0000	8,982,021	8,110,280	774,843	(408,050)

(1)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(2)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation.
(3)	LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

b)	As of December 31, 2012

				Participation rate As of December 31, 2012			Statement of financial position As of December 31, 2012			Net Income As of September 30, 2012
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Assets	Liabilities	Equity	Gain (loss)
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$
										Unaudited
96.518.860-6	Lantours Division Servicios Terrestres S.A. And Subsidiaries	Chile	US$	99.9900	0.0100	100.0000	2,678	2,153	525	973
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	57,227	23,029	34,198	14,323
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (1)	Chile	US$	99.8361	0.1639	100.0000	522,408	637,851	(112,395)	(48,033)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	159,361	150,319	9,042	(2,782)
Foreign	Lan Chile Investments Limited and Subsidiaries (1)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,419	5,247	(828)	(9)
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	727,091	371,663	355,428	(3,446)
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	234	2,041	(1,807)	86
Foreign	Prime Airport Services Inc. and Subsidiary (1)	U.S.A	US$	0.0000	100.0000	100.0000	24,678	29,484	(4,806)	663
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	357,725	114,302	243,423	1,211
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	—	612	(612)	—
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	—	2,799	(2,799)	(5)
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	9,708	1,553	8,155	1,735
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	416	11	405	1
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	70	228	(158)	(29)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (1)	Bahamas	US$	0.0000	100.0000	100.0000	364,482	397,611	(37,368)	(9,463)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (1)	Chile	CLP	0.0000	100.0000	100.0000	57,154	64,905	(8,692)	(6,931)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (1)	Chile	CLP	99.7100	0.0000	99.7100	16,181	9,714	6,466	511
Foreign	TAM S.A. y Filiales (1) (2) (3)	Brazil	BRL	63.0901	36.9099	100.0000	8,821,298	9,198,899	(480,632)	(8,235)

(1)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(2)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation.
(3)	LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

Additionally, has proceeded to consolidate special purpose entities, denominated: JOL, destined to the aircraft financing and Chercán Leasing Limited, destined to the aircraft advance financing, as the Company has major risks and benefits associated to them according to standards issued by the Standing Interpretations Committee of the International Accounting Information: Consolidation - Special Purpose Entities (“SIC 12”) and private investment funds in which the parent company and subsidiaries are contributors.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2012 and September 30, 2013, are detailed below:

(1)	Incorporation or acquisition of companies

•	TAM S.A. and Subsidiaries became part of LATAM Airlines Group S.A. as of June 22, 2012 date on which merger was materialized with the companies Sister Holdco S.A. and Holdco II S.A. (see Note 18.2.(a)).

•	Lantours Division II Land Services S.A. On November 22, 2012, by public deed in the Notary of Santiago of Mr. Patricio Raby Benavente, was incorporated LANTOURS Division II Land Services S.A., which is owned by 99.99% to LANTOURS Division Land Services S.A. and 0.01% Lan Investment S.A., motionless.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Preparation

The consolidated financial statements of LATAM Airlines Group S.A. are for the period ended September 30, 2013, and have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and IFRIC interpretations.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements. These consolidated interim financial statements have been prepared under IAS 34.

The comparative consolidated financial statements have been revised as a result of modifications made to the fair values calculated in the business combination with TAM S.A. and Subsidiaries, during the measurement period established in IFRS 3, and observed errors not material in the subsidiary (Note 18.2.(c)). Additionally, in order to facilitate comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a)	Accounting pronouncements with implementation effective from January 1, 2013:

Standards and amendments	Mandatory application: Annual periods beginning on or after

Amendment to IAS 1: Presentation of financial statements

Issued in June 2011. The main change in this amendment requires that items of Other Comprehensive Income are classified and grouped evaluating if they potentially will be reclassified to results in future periods.

07-01-2012

IAS 27: Separate financial statements

Issued in May 2011, replaces IAS 27 (2008). The scope of this standard is restricted beginning with this change only for separate financial statements, as the aspects related to the definition of control and consolidation were removed and included in IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS11 and IFRS 12 and the amendment to IAS 28.

01/01/2013

Standards and amendments	Mandatory application: Annual periods beginning on or after

Amendment IFRS 7: Financial Instruments: Disclosures

Issued in December 2011. Requires improvement of current disclosures over compensation of financial assets and liabilities, with the aim of increasing convergence between IFRS and USGAAP. These revelations are focused on quantitative information over the financial instruments recognized that offset in the Statement of Financial Position.

01/01/2013

IFRS 10: Consolidated financial statements

Issued in May 2011, replaces SIC 12 “Consolidation of special purpose entities” and orientation on control and consolidation in IAS 27 “Consolidated Financial Statements”. Sets clarifications and new parameters for the definition of control, and the principles for the preparation of consolidated financial statements.

01/01/2013

IFRS 11: Joint arrangements

Issued in May 2011, replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly controlled entities”. Provides a more realistic reflection of joint arrangements by focusing on rights and obligations arising from the agreements rather than their legal form. Within its modifications include the elimination of the concept of jointly controlled assets and the possibility of proportional consolidation of entities under joint control.

01/01/2013

IFRS 12: Disclosures of interests in other entities

Issued in May 2011, brings together in one standard all required disclosures in the financial statements related to investments in other entities, whether they are classified as subsidiaries, associates or joint ventures. Applicable for entities that hold investments in subsidiaries, joint ventures, and associates.

01/01/2013

IFRS 13: Fair value measurement

Issued in May 2011, brings together in one standard the way to measure the fair value of assets and liabilities and disclosures required on it, and incorporates new concepts and explanations for measurement.

01/01/2013

Standards and amendments	Mandatory application: Annual periods beginning on or after

IAS 19 Revised: Employee benefits

Issued in June 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of costs for defined benefit plans and termination benefits. Additionally, it includes modifications to disclosures for all employee benefits.

01/01/2013

Improvements issued in May 2012	01/01/2013

IAS 1: Presentation of financial statements – Clarifies requirements for comparative information when an entity has a 3rd Statement of Financial Position column.

IAS 16: Property plant and equipment - Clarifies that the parts and service equipment will be classified as Property, plant and equipment rather than inventory, as it meets the definition of Property, plant and equipment.

IAS 32: Financial instrument: Presentation - Clarifies the treatment income tax distributions and related transaction costs.

IAS 34 Interim Financial Reporting - Clarifies the disclosure requirements of segment assets and liabilities in interim periods, confirming the same requirements applicable to annual financial statements.

Amendments to IFRS 10: Consolidated Financial Statements, IFRS 11: Joint Arrangements and IFRS 12: Disclosure of interests in other entities. Issued in June 2012. Clarifies the transitional provisions for IFRS 10, indicating that it is necessary to apply the first day of the annual period in adopting the rule.

01/01/2013

The application of standards, amendments and interpretations had no material impact on the interim consolidated financial statements of the Company.

(b) Accounting pronouncements effective implementation starting on January 1, 2014 and following:

Standards and amendments	Mandatory application: Annual periods beginning on or after

Amendment to IAS 32: Financial instruments: Presentation

Issued in December 2011. Clarifies the requirements for off-setting financial assets and liabilities in the Statement of Financial Position. Specifically, that the right to compensation should be available at the reporting date and not depend on a future event. It also indicates that it must be legally binding upon both counterparties in the normal course of business, as well as in the case of default, insolvency or bankruptcy. Early adoption is permitted.

01/01/2014

IFRS 9: Financial instruments

Issued in December 2009, amending the classification and measurement of financial assets.

Later this standard was amended in November 2010 to include treatment and classification of financial liabilities. Early adoption is permitted.

01/01/2015

IAS 27: Separate Financial Statements and IFRS 10: Consolidated Financial Statements and IFRS 12: Disclosure of interests in other entities - issued in October 2012. The modifications include the definition of an investment entity and introduce an exception to consolidate certain subsidiaries pertaining to investment entities. This amendment requires an entity to measure the investment of these subsidiaries at fair value through profit or loss according to IFRS 9 “Financial Instruments” in the consolidated and separate financial statements. The amendment also introduces new disclosure requirements on investment firms in IFRS 12 and IAS 27.

01/01/2014

Amendment to IAS 36: Impairment of Assets Issued in May 2013. Requires disclosure of the recoverable amount of the impaired assets if that amount is based on fair value less costs of disposal.	01/01/2014

Amendment to IAS 39: Financial Instruments: Recognition and Measurement Issued in June 2013. Lets continue hedge accounting if novation of a derivative contract provided they meet certain criteria.	01/01/2014

Interpretations	Mandatory application: Annual periods beginning on or after

IFRIC 21: Levies

Issued in May 2013. It is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, this interpretation considers how an entity should account for accounts payable taxes established by governments, other than income taxes or raises when an entity should recognize a liability for the payment of a tax.

01/01/2014

The Company’s management believes that the adoption of the standards, amendments and interpretations described above would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application. The Company has not early adopted any of the above standards.

2.2.	Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3 (or IFRS 3 for its acronym in Spanish - http://www.normasinternacionalesdecontabilidad.es/nic/pdf/niif3.pdf). According to IFRS 3, the cost of acquisition is the fair value of the assets acquired, the equity instruments issued and the liabilities incurred or assumed on the date of the business combination. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially valued at their fair value on the date of acquisition, regardless of the extent of the non-controlling interests. The excess of the acquisition cost over the fair value of the Company’s holding in the net identifiable assets acquired is shown as Goodwill. If the cost is less than the fair value of the net assets of the acquired subsidiary, the difference is recorded directly in the consolidated statement of income (Note 2.6). The transaction costs in a business combination are recognized in the consolidated income statement when they are incurred. Additionally, IFRS 3 allows adjustments to the initial accounting for a business combination within the period of twelve months from the acquisition date. In connection with the business combination process with TAM SA and Subsidiaries, this period of 12 months from the day June 22, 2012.

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(2)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value are subsequently accounted using the equity method.

(3)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

The participation of LATAM Airlines Group S.A. and Subsidiaries in the losses or gains after the acquisition of its investees or associates is shown in results, and its participation in post-acquisition movements in reserves of investees or associates are shown in reserves.

Post-acquisition movement is adjusted against the book value of the investment. When the participation of LATAM Airlines Group S.A. and Subsidiaries in the losses of an investee or associate is equal to or more than its holding in it, including any other non-guaranteed account receivable, LATAM Airlines Group S.A. and Subsidiaries will not show the additional losses unless it has incurred obligations or made payments on behalf of the investee or associate.

Gains or losses for dilution in investees or associates are shown in the consolidated statement of income.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income.

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i) Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates,

(iii) All the resultant exchange differences are shown as a separate component in Other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

In the consolidation, exchange differences arising from the translation of a net investment in foreign entities (or local with a functional currency different to that of the parent), and of loans and other foreign currency instruments designated as hedges for these investments, are recorded within net equity. When the investment is sold, these exchange differences are shown in the consolidated statement of income as part of the loss or gain on the sale.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are measured, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of Property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of Property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of Property, plant and equipment are calculated by comparing the proceeds obtained with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

Brands, airport Slots and Loyalty program

Brands, airport Slots and coalition and loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually.

The airport slots correspond to an administrative authorization to carry out an operation of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus

Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. Certain costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

The direct costs include the expenses of the personnel who develop the computer software and other costs directly associated.

Development costs of computer software shown as assets are amortized over their estimated useful lives.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are charged to income and expenses.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment losses. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss, loans and receivables and financial assets held to maturity. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as Cash and cash equivalents, held for trading, and other financial assets, designated on initial recognition.

(b)	Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

(c)	Financial assets held to maturity

Financial assets held to maturity are non-derivative financial instruments with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and capacity to hold until their maturity. Should the Company sell a not-insignificant amount of the financial assets held to their maturity, the whole category is reclassified as available for sale. These financial instruments held to maturity are included in non-current assets, except for those maturity equal to or less than 12 months from the consolidated statement of financial position, which are classified as Other current financial assets.

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method. Held to maturity investments are carried at amortized cost using the effective interest rate.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss. For the case of financial assets held to maturity, if there is any evidence of impairment, the amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly-Probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of Other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost and are valued according to the method of the effective interest rate.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Deferred taxes

Deferred taxes are calculated on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognised when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The Company does not record deferred tax on temporary differences arising on investments in subsidiaries, provided that the opportunity to reverse the temporary differences is controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax on temporary differences arising on investments in associates is immaterial.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

Consistent with the foregoing, the Company presents the deferred revenues in heading Other financial liabilities in the Statement of Financial Position.

(b)	Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the actuarial value of the accrued cost, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in results for the period when they occur.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognised when:

(i)	The Company has a present legal or implicit obligation as a result of past events.

(ii)	It is probable that payment is going to be necessary to settle an obligation, and

(iii)	The amount has been reliably estimated.

Provisions are shown at the present value of the disbursements expected to be necessary for settling the obligation using the Company’s best estimates. The pre-tax discount rate used for determining the present value reflects current market evaluations on the date of the consolidated financial statements, time value of money, as well as the specific risks related to the liability in question.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

(ii)	Frequent flyer program

The Company currently has a frequent flyer program, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the program holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Interest income

Interest income is booked using the effective interest rate method.

(c)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled major maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to its use expressed in terms of cycles and flight hours.

In case of aircraft under operating leasing, a liability is accrued based on the use of the main components, as there is the contractual obligation to return the aircraft to the lessor in agreed terms of maintenance levels.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, is request the recovery to the lessor. At the end of the contract period, the balance between paid reservations and conditions agreed with levels of maintain in delivering, be offset the parties if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company’s activities are exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net margin. The Company uses derivatives to hedge part of these risks.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market risks such as:

(i) fuel-price risk, (ii) interest-rate risk, and (iii) local exchange-rate risk. In order to fully or partially hedge all of these risks, the Company operates with derivative instruments to fix or limit rises in the underlying assets.

(i)	Fuel-price risk:

Fluctuations in fuel prices largely depend on the global supply and demand for oil, decisions taken by Organization of Petroleum Exporting Countries (“OPEC”), global refining capacity, stock levels maintained, and weather and geopolitical factors.

The Company purchases an aircraft fuel called Jet Fuel grade 54. There is a benchmark price in the international market for this underlying asset, which is US Gulf Coast Jet 54. However, the futures market for this asset has a low liquidity index and as a result the Company hedges its exposure using West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid assets and therefore have advantages in comparison to the use of the U.S. Gulf Coast Jet 54 index.

For the nine month period ending September 30, 2013, the Company recognized gains of US$ 14.5 million on fuel hedging. During the same period 2012, the Company recognized gains of US$ 6.94 million for the same reason.

At September 30, 2013, the market value of its fuel positions amounted to US$ 5.6 million (positive). At December 31, 2012, this market value was US$ 9.9 million (negative).

The following tables show the notional value of the purchase positions together with the derivatives contracted for the different periods:

Positions as of September 30, 2013 (*) (Unaudited)
	Q413	Q114	Total
Volume (thousands of barrels)	4,612	1,809	6,421
Contracted future price (US$ per barrel)(**)	111	115	112

Total (ThUS$ )	511,932	208,035	719,152

Percentage of the hedge of expected consumption value	61%	21%	40%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options) in Brent, WTI and JET.
(**)	Weighted average between collars and options when activated. Correspond to equivalent in Brent.

Positions as of December 31, 2012 (*)	Maturities
	Q113	Q213	Q313	Q413	Q114	Q214	Total
Volume (thousands of barrels)	4,824	600	525	525	525	75	7,074
Contracted future price (US$ per barrel)(**)	122	132	132	131	111	104	123

Total (ThUS$ )	588,528	79,200	69,300	68,775	58,275	7,800	870,102

Percentage of the hedge of expected consumption value	61%	7%	6%	6%	6%	1%	19%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options) in WTI and Brent.
(**)	Weighted average between collars and options, when activated. Correspond to equivalent in Brent.

Given that current derivatives portfolio comprises mainly contracts based on Brent, a decision has been made to change the equivalence applied to this underlying index in order to calculate the agreed future value for different periods.

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, this drop also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

Due to the fact that current positions do not represent changes in cash flows, but a variation in the exposure to the market value, the current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity).

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the second quarter of 2014.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the WTI, BRENT and JET crude futures benchmark price at the end of September, 2013 and the end of December, 2012.

Benchmark price (US$ per barrel)	Positions as of September 30, 2013 effect on equity (millions of US$)	Positions as of December 31, 2012 effect on equity (millions of US$)
	Unaudited

+ 5	+ 14.35	+12.60
-5	-10.64	-11.30

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, call options and collars to partially hedge the fuel volumes by consume.

Beginning with the third quarter of 2012 the company meets the required criteria of IAS 39, presented to apply hedge accounting in respect of fuel hedging TAM society. Until June 30, 2012, the Company did not apply hedge accounting to fuel hedging instruments of TAM. During the periods presented the Company has not recorded inefectiveness within the income statement.

Given the fuel hedge structure during the first three quarter of 2013, which considers a hedge-free portion, a vertical fall by 5 dollars in the WTI, BRENT and JET benchmark price (the monthly daily average), would have meant a impact of approximately US$ 101.4 million in the cost of total fuel consumption for the same period. For the first three quarter of 2013, a vertical rise by 5 dollars in the WTI, BRENT and JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 99.7 million of increased fuel costs.

(ii)	Cash flow interest-rate risk:

The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects moves long-term rates upward while a drop causes a decline through market effects. However, if we consider government intervention in periods of economic recession, it is usual to reduce interest rates to stimulate aggregate demand by making credit more accessible and increasing production (in the same way interest rates are raised in periods of economic expansion).

The present uncertainty about how the market and governments will react, and thus how interest rates will change, creates a risk related to the Company’s debt at floating interest rates and its investments.

Cash flow interest rate risk equates to the risk of future cash flows of the financial instruments due to the fluctuation in interest rates on the market. The Company’s exposure to risks of changes in market interest rates is mainly related to long-term obligations with variable interest rates.

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 71% of the debt is fixed to fluctuations in interest rate. Therefore the Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) of 30 days, 90 days, 180 days and 360 days. Other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“ILC”), and the Interest Rate Term of Brazil (“TJLP”).

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

Increase (decrease) of interest rate	Positions as of September 30, 2013 effect on pre-tax earnings (millions of US$)	Positions as of December 31, 2012 effect on pre-tax earnings (millions of US$)
	Unaudited

+100 basis points	-33.78	-33.69
-100 basis points	+33.78	+33.69

Changes in market conditions produce a change in the valuation of current financial instruments hedging interest rates, causing an effect on the Company’s equity (because they are booked as cash-flow hedges). These changes are considered reasonably possible based on current market conditions. The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve.

Increase (decrease) futures curve in libor 3 months	Positions as of September 30, 2013 effect on equity (millions of US$)	Positions as of December 31, 2012 effect on equity (millions of US$)
	Unaudited

+100 basis points	+25.60	+33.60
-100 basis points	-26.80	-35.50

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market because the levels indicated by the futures curves are not necessarily met and will change in each period.

In accordance with the requarements of IAS 39, during the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

(iii)	Foreign exchange rate risk:

The functional currency used by the Company is the US dollar in terms of setting prices for its services, the composition of its statement of financial position and effects on its operating income.

Balance Sheet Risk

Balance sheet risk arises when items listed on the balance sheet are exposed to exchange rate variations, due to their being listed in a currency other than the functional currency.

In the case of the subsidiary TAM S.A, which operates with the Brazilian Real as its functional currency, a large proportion of the company’s liabilities are expressed in dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, an its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated, directly affecting the Company.

In order to reduce the impacts on the Company’s profit and loss caused by rises and falls in the R$/US$ exchange rate, during the third quarter of 2013 the Company conducted transactions to reduce the net US$ liabilities held by TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at September 30, 2013 MUS$
Unaudited

-10%	+214.48
+10%	-214.48

Transactional risk

The Company sells most of its services in US dollars, prices equivalent to the US dollar and Brazilian real. A large part of its expenses are denominated in US dollars or equivalents to the US dollar, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger international business tariffs in US dollars. There is a mix in the domestic markets as sales in Peru are in local currency but the prices are indexed to the US dollar. In domestic markets of Brazil, Chile, Argentina and Colombia the tariffs are in local currency without any kind of indexation. In the case of the domestic business in Ecuador, both tariffs and sales are in US dollar. The Company is therefore exposed to fluctuations in the different currencies, mainly: Brazilian real, Chilean peso, Argentine peso, Paraguayan guaraní, Mexican peso, Euro, Esterling libra, Peruvian sol, Colombian peso, Australian dollar and New Zealand dollar. Of these currencies, the largest exposure is presented by brazilian real and chilean peso.

The Company may acquire derivatives contracts to hedge variations in other currencies against the Company’s functional currency, partially hedging exchange rate risk through currency forwards.

The prices of frequent flyer points in the subsidiary Multiplus S.A. are denominated in US dollars. As functional currency is the Brazilian real, the sale of these points are assigned to variations in the exchange rate R$/US$. To decrease exposure, Multiplus S.A. contract rate collars.

The following table presents the notional amount and market value of derivatives exchange rate for each maturity date. The expiration date of the derivatives coincide with the probable date of collection points. The highly probable sale of the points are expected to be recognized in income after being exchanged, on average, six months later.

	Position at September 30, 2013 Maturity (Unaudited)
Foreign currency derivative Multiplus	2013	2014	Total
Notional Value (MUS$)	+60.00	+18.00	+78.00
Market Value (MUS$)	-13.36	-2.94	-16.30

Sensitivity exchange rate Multiplus S.A.

If the Brazilian real appreciates or depreciates by 10% against the US dollar and all other variables are held constant, the financial results would have varied approximately MUS$ 14.7/ MUS$ 16.9, mainly as the effect of gains or losses from exchange rate in the time value of derivatives, which are recognized immediately through profit and loss.

Effects of exchange rate derivatives in the Financial Statements

The profit or loss caused by changes in the fair value of hedging instruments are segregated between intrinsic value and time value. The intrinsic value is the percentage of cash flow cash covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The time value corresponds to the ineffective portion of cash flow hedge and is recognized in the financial results of the Company (Note 21).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents effects by the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, being these last currency the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in Other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at September 30, 2013 MUS$	Effect at December 31, 2012 MUS$
	Unaudited

-10%	+508.17	+407.00
+10%	-415.77	-332.98

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and Other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs related to market-risk hedges, the Company requires liquid funds to meet its payment obligations.

The Company therefore manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The Company’s policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company has future obligations related to financial leases, operating leases, maturities of other bank borrowings, derivative contracts and aircraft purchase contracts.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2013 (Unaudited)

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US$	15,156	20,209	—	—	—	35,365	At expiration	1.70%	35,000	1.70%
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US$	—	100,726	—	—	—	100,726	At expiration	1.58%	100,000	1.58%
		LATAM Airlines Group S.A.	Chile	76.645.030-K	ITAU	Chile	US$	75,294	—	—	—	—	75,294	At expiration	1.57%	75,000	1.57%
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US$	25,059	72,930	—	—	—	97,989	At expiration	1.56%	97,000	1.56%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	35,095	217,018	—	—	—	252,113	At expiration	1.77%	250,000	1.77%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	120,304	—	—	—	—	120,304	At expiration	0.95%	120,000	0.95%
		LATAM Airlines Group S.A.	Chile	97.023.000-9	CORPBANCA	Chile	US$	80,129	—	—	—	—	80,129	At expiration	1.93%	80,000	1.93%
		LATAM Airlines Group S.A.	Chile	76.100.458-1	BLADEX	Chile	US$	—	100,934	—	—	—	100,934	At expiration	1.87%	100,000	1.87%

Bankloans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	877	789	130,084	—	—	131,750	At expiration	2.99%	130,084	2.99%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	22,605	—	—	—	—	22,605	Semiannual	1.64%	22,419	1.63%
		LATAM Airlines Group S.A.	Chile	97.023.000-9	CORPBANCA	Chile	US$	19,668	57,876	145,476	104,397	—	327,417	Quarterly	5.00%	292,778	4.85%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	Argentina	ARS$	883	18,734	—	—	—	19,617	Monthly	1.71%	17,262	1.71%
		LATAM Airlines Group S.A.	Chile	0-E	BBVA	Argentina	ARS$	1,907	32,300	—	—	—	34,207	Monthly	1.95%	31,072	1.95%

Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	4,019	12,077	32,208	32,203	32,260	112,767	Quarterly	5.69%	94,360	5.01%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US$	16,885	35,733	87,905	18,171	—	158,694	Quarterly	2.14%	154,908	2.14%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	2,280	6,839	2,280	—	—	11,399	Quarterly	3.06%	11,167	2.73%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	10,437	31,510	85,666	88,325	204,952	420,890	Quarterly	2.60%	372,034	2.41%
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	55,289	165,588	439,972	437,677	1,260,132	2,358,658	Quarterly	2.47%	2,145,610	1.76%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	11,527	34,692	93,505	95,034	180,911	415,669	Quarterly	2.65%	381,720	2.05%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	5,414	16,329	44,234	45,321	102,442	213,740	Quarterly	1.34%	205,593	0.80%
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US$	2,883	8,713	23,664	24,338	68,093	127,691	Quarterly	1.66%	120,626	1.06%
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US$	1,417	4,278	11,630	11,976	33,982	63,283	Quarterly	1.66%	59,758	1.06%
		LATAM Airlines Group S.A.	Chile	0-E	US BANK	U.S.A.	US$	17,569	56,067	148,778	147,669	468,083	838,166	Quarterly	2.81%	717,752	2.81%
		LATAM Airlines Group S.A.	Chile	0-E	DEUTSCHE BANK	U.S.A.	US$	5,780	17,439	47,066	41,184	97,556	209,025	Quarterly	3.29%	177,333	3.29%

Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	5,981	10,912	45,677	12,861	—	75,431	Quarterly	3.25%	69,847	3.04%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US$	5,062	15,359	30,683	26,340	19,624	97,068	Quarterly	1.23%	93,101	1.23%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	2,009	6,028	16,075	16,075	10,047	50,234	Quarterly	6.38%	41,974	5.65%
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US$	1,914	—	—	—	—	1,914	Quarterly	1.25%	1,909	1.25%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	17,546	52,674	140,474	123,894	32,808	367,396	Quarterly	5.34%	322,460	4.75%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	7,968	24,010	64,750	65,914	8,872	171,514	Quarterly	4.67%	153,679	4.17%
		LATAM Airlines Group S.A.	Chile	0-E	BANC OF AMERICA	U.S.A.	US$	874	2,108	6,202	—	—	9,184	Monthly	1.43%	8,544	1.43%

Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US$	827	652	142,078	—	—	143,557	At expiration	1.81%	141,813	1.81%

Hedging derivatives	89.862.200-2	LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	10,687	29,578	60,203	20,028	1,149	121,645	—	—	114,980	—

Non-hedging derivatives	89.862.200-2	LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	1,157	3,283	2,645	—	—	7,085	—	—	6,080	—

					Total			584,502	1,155,385	1,801,255	1,311,407	2,520,911	7,373,460			6,745,863

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2013 (Unaudited)

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Nombre de empresa Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Total Nominal rate	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	MUS$		%	ThUS$

Bank loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	1,586	45,588	—	—	—	47,174	At Expiration	4.02%	44,986	3.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO Brazil S.A.	Brazil	US$	8,236	128,207	—	—	—	136,443	At Expiration	5.99%	128,357	5.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IT AU BBA	Brazil	US$	36,448	73,647	—	—	—	110,095	At Expiration	6.19%	101,195	4.65%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	US$	—	65,631	—	—	—	65,631	At Expiration	4.00%	62,357	3.15%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRL	210	573	167	—	—	950	Monthly	7.42%	922	7.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	US$	39,735	129,429	—	—	—	169,164	At Expiration	3.89%	159,544	3.30%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	47,477	—	—	—	—	47,477	At Expiration	10.63%	44,843	10.15%
		TAM S.A. and Subsidiaries	Brazil	0-E	NEDERLANDSCHE
					CREDIETVERZEKERING
					MAATSCHAPPIJ	Holland	US$	187	495	1,320	1,320	2,200	5,522	Monthly	6.01%	4,315	6.01%

Obligation with the public	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A.	US$	55,861	67,512	190,819	468,838	975,304	1,758,334	At Expiration	8.60%	1,100,000	8.41%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO Brazil S.A.	Brazil	BRL	224,464	—	—	—	—	224,464	Semiannual	11.35%	179,372	10.80%

Financial leases	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,858	7,728	20,609	20,609	21,468	73,272	Monthly	1.25%	60,058	1.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL
					SERVICES	U.S.A.	US$	3,526	10,323	28,716	23,598	17,748	83,911	Monthly	1.42%	78,332	1.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A.	US$	5,650	9,418	—	—	—	15,068	Monthly	0.00%	8,642	0.00%
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A.	US$	716	1,985	5,637	6,206	9,467	24,011	Quarterly	1.00%	22,654	1.00%
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	875	2,397	6,387	6,394	11,184	27,237	Quarterly	0.86%	22,929	0.75%
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	England	US$	8,026	19,968	48,989	49,984	116,243	243,210	Quarterly	1.05%	229,498	0.91%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,982	14,169	60,861	12,151	15,908	108,071	Quarterly	1.40%	102,183	1.40%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	France	US$	8,928	26,246	63,729	51,260	59,884	210,047	Semiannual/ Quarterly	0.77%	203,310	0.67%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,422	9,882	15,963	—	—	29,267	Quarterly	2.50%	28,125	2.50%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A.	US$	215	625	1,328	404	—	2,572	Monthly	1.77%	2,476	1.77%
		TAM S.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION
						U.S.A.	US$	3,700	52,441	—	—	—	56,141	Monthly	1.25%	55,382	1.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,609	4,467	12,110	12,421	39,279	69,886	Quarterly	1.45%	65,595	1.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	KFW IP EX-BANK	Germany	US$	4,444	12,999	32,210	22,481	20,473	92,607	Monthly/ Quarterly	1.73%	86,546	1.73%
		TAM S.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	6,863	22,110	58,447	62,239	131,346	281,005	Quarterly/ Semiannual	2.78%	251,055	2.75%
		TAM S.A. and Subsidiaries	Brazil	0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	3,462	10,038	28,208	35,313	41,435	118,456	Monthly	1.72%	109,140	1.72%
		TAM S.A. and Subsidiaries	Brazil	0-E	WA CAP OU LEASING S.A.	Luxembourg	US$	645	1,718	4,039	3,298	14,949	24,649	Quarterly	2.00%	22,200	2.00%
		TAM S.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK
					NORTHWEST N.A.	U.S.A.	US$	1,791	3,204	—	—	—	4,995	Monthly	1.25%	4,964	1.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE
					MILAN BRANCH	Italy	US$	14,060	39,785	96,910	101,597	118,591	370,943	Quarterly	3.91%	345,738	3.83%
		TAM S.A. and Subsidiaries	Brazil	0-E	THE TORONTO-
					DOMINION BANK	U.S.A.	US$	579	1,668	4,521	4,631	7,206	18,605	Quarterly	0.57%	17,906	0.57%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DE LAGE
					LANDEN Brazil S.A	Brazil	BRL	236	686	229	—	—	1,151	Monthly	9.32%	1,234	9.32%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	715	434	898	443	—	2,490	Monthly	10.58%	1,712	10.58%
		TAM S.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	461	1,074	2,634	658	—	4,827	Monthly	9.81%	4,095	9.81%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	Francia	EUR	789	591	681	—	—	2,061	Monthly	6.82%	1,421	6.82%

Other loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	COMPANHIA
					BRASILEIRA DE MEIOS
					DE PAGAMENTO	Brazil	BRL	33,163	5,666	—	—	—	38,829	Monthly	2.80%	38,829	2.80%

		TAM S.A. and Subsidiaries	Brazil	0-E	OTHERS	Brazil	US$	2,192	5,115	—	—	—	7,307	—	—	7,307	—

					Total			528,111	775,819	685,412	883,845	1,602,685	4,475,872			3,597,222

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2013 (Unaudited)

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Trade and other accounts payable	—	LATAM Airlines Group S.A. y Filiales	Others	—	Others	—	US$	642,867	10,579	—	—	—	653,446	—	—	653,446	—
							CLP	1,544	—	—	—	—	1,544	—	—	1,544	—
							BRL	272,620	—	—	—	—	272,620	—	—	272,620	—
							Others currencies	270,914	772	—	—	—	271,686	—	—	271,686	—
							BRL	4,664	14,600	—	—	—	19,264	Monthly	8.86%	15,304	8.86%

Accounts payable, non-current	—	LATAM Airlines Group S.A. y Filiales	Others	—	Others	—	BRL	—	—	43,799	51,905	224,717	320,421	Monthly	8.86%	185,550	8.86%
							US$	—	—	12,664	—	—	12,664	Quarterly	2.01%	12,445	2.01%

Accounts payable to related parties currents	—	LATAM Airlines Group S.A. y Filiales	Others	96.847.880-K	Lufthansa Lan Technical Training S.A.	Chile	US$	7	—	—	—	—	7	—	—	7	—
			Others	78.59 1.3 70-1	Bethia S.A . y Filiales	Chile	CLP	3	—	—	—	—	3	—	—	3	—
			Others	0-E	Inversora Aeronautical Argentina	Argentina	US$	225	—	—	—	—	225	—	—	225	—

					Total			1,192,844	25,951	56,463	51,905	224,717	1,551,880			1,412,830

					Total Consolidated			2,305,457	1,957,155	2,543,130	2,247,157	4,348,313	13,401,212			11,755,915

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2012

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US$	30,331	—	—	—	—	30,331	Semiannual	2.17%	30,000	2.17%
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US$	35,102	—	—	—	—	35,102	Semiannual	1.70%	35,000	1.70%
		LATAM Airlines Group S.A.	Chile	76.645.030-K	ITAU	Chile	US$	75,205	—	—	—	—	75,205	Quarterly	1.32%	75,000	1.32%
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US$	102,770	—	—	—	—	102,770	Annual	1.83%	102,000	1.79%

Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	181	195	214,373	—	—	214,749	—	2.57%	214,373	2.57%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	—	45,430	—	—	—	45,430	Semiannual	1.76%	44,848	1.74%

Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	4,025	12,070	32,208	32,203	44,336	124,842	Quarterly	5.69%	102,649	5.01%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US$	12,945	34,730	36,019	6,757	—	90,451	Quarterly	3.42%	87,448	3.37%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	4,209	12,695	24,726	15,597	19,493	76,720	Quarterly	4.96%	66,148	4.41%
		LATAM Airlines Group S.A.	Chile	0-E	BNP P ARIBAS	U.S.A.	US$	17,740	53,435	144,037	146,463	152,574	514,249	Quarterly	4.15%	451,090	3.67%
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	48,067	144,221	383,034	380,772	1,207,825	2,163,919	Quarterly	2.57%	1,959,463	1.76%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	11,508	34,628	93,287	94,699	217,034	451,156	Quarterly	2.71%	409,908	2.10%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	5,405	16,281	44,085	45,085	119,771	230,627	Quarterly	1.39%	220,449	0.85%
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US$	2,876	8,680	23,567	24,190	77,456	136,769	Quarterly	1.73%	128,222	1.13%
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US$	1,410	4,262	11,576	11,898	38,593	67,739	Quarterly	1.71%	63,480	1.11%
		LATAM Airlines Group S.A.	Chile	0-E	BANK OF AMERICA MERRIL LYNCH	U.S.A.	US$	3,714	11,194	30,188	30,703	111,059	186,858	Quarterly	1.97%	172,789	1.26%
		LATAM Airlines Group S.A.	Chile	0-E	DEVELOPMENT BANK OF JAP AN	U.S.A.	US$	2,309	6,958	18,759	19,079	68,662	115,767	Quarterly	1.98%	107,072	1.27%
		LATAM Airlines Group S.A.	Chile	0 -E	DEUTSCHE BANK	U.S.A.	US$	5,777	17,413	46,958	47,790	109,099	227,037	Quarterly	3.35%	190,000	3.35%

Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	7,260	17,848	38,443	26,596	1,865	92,012	Quarterly	3.71%	85,491	3.42%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US$	4,992	15,145	31,093	31,375	26,226	108,831	Quarterly	1.32%	103,684	1.29%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	2,009	6,028	16,075	16,075	16,075	56,262	Quarterly	6.38%	46,086	5.65%
		LATAM Airlines Group S.A.	Chile	0-E	S .CHARTERED	U.S.A.	US$	1,849	5,676	—	—	—	7,525	Quarterly	1.31%	7,462	1.31%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	15,604	46,825	124,870	122,783	51,501	361,583	Quarterly	5.29%	314,261	4.70%

Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US$	596	2,248	146,189	—	—	149,033	—	1.86%	146,189	1.86%
		LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	3,539	10,733	29,473	15,214	—	58,959	Quarterly	2.08%	58,960	2.08%

Hedging derivatives	89.862.200-2	LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	10,393	31,344	68,360	30,509	5,678	146,284	—	—	141,624	—

Non- hedging derivatives	89.862.200-2	LATAM Airlines Group S.A.	Chile	—	OTHERS	—	US$	1,235	3,557	5,926	—	—	10,718	—	—	10,300	—

					Total			411,051	541,596	1,563,246	1,097,788	2,267,247	5,880,928			5,373,996

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2012

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate		Nominal rate	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%		ThUS$	%

Bank loans	02.012.862/ 0001-60	TAMS.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE	France	US$	1,093	64,533	—	—	—	65,626	Quarterly	2.81%		50,322	2.81%
		TAMS.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	26,520	5,945	—	—	—	32,465	At Expiration	4.03%		29,986	4.03%
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A	Brazil	US$	45,946	118,821	—	—	—	164,767	At Expiration	5.35%		151,980	5.35%
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	356	—	—	—	—	356	Semiannual	10.72%		92	10.72%
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCO ITAU BBA	Brazil	US$	52,628	129,638	—	—	—	182,266	At Expiration	5.65%		163,391	5.65%
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRL/ US$	18,893	15,391	861	—	—	35,145	Monthly / At Expiration	7,69 4,01	%/ %	32,446	7,69 4,01	%/ %
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCO UNIBANCO	Brazil	BRL	72	29	—	—	—	101	Monthly	8.94%		88	8.94%
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	—	28,563	—	—	—	28,563	At Expiration	3.34%		27,484	3.34%
		TAMS.A. and Subsidiaries	Brazil	0-E	NCM-NEDERLANDSCHE
					CREDIETVERZEKERING
					MAATSCHAPPIJ	Holland	US$	231	495	1,320	1,320	2,695	6,061	Monthly	0.96%		4,608	0.95%

Obligation with the public	02.012.862/ 0001-60	TAMS.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A.	US$	27,009	87,902	191,720	480,708	1,028,161	1,815,500	At Expiration	8.60%		1,100,000	8.41%
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A	Brazil	BRL	42,222	271,490	—	—	—	313,712	Semiannual	8.96%		244,678	8.56%

Financial leases	02.012.862/ 0001-60	TAMS.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	3,482	7,728	20,609	20,609	29,196	81,624	Monthly	N/ A		65,127	N/ A
		TAMS.A. and Subsidiaries	Brazil	0-E	AIR CANADA	U.S.A.	US$	3,521	9,350	—	—	—	12,871	Monthly	N/ A		12,750	N/ A
		TAMS.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A.	US$	3,689	10,105	28,056	28,642	23,687	94,179	Monthly	2.25%		87,033	2.25%
		TAMS.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A.	US$	5,957	14,958	9,418	—	—	30,333	Monthly	N/ A		17,617	N/ A
		TAMS.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A.	US$	775	1,919	5,445	5,983	11,867	25,989	Quarterly	1.50%		24,326	1.50%
		TAMS.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	2,938	8,487	19,824	19,476	45,939	96,664	Quarterly	3.84%		87,986	3.84%
		TAMS.A. and Subsidiaries	Brazil	0-E	CITIBANK N.A	England	US$	13,119	44,695	90,296	87,083	241,694	476,887	Quarterly	3.69%		451,284	3.69%
		TAMS.A. and Subsidiaries	Brazil	0-E	CREDIT AGRIOLE-CIB	U.S.A.	US$	5,392	14,164	70,758	11,728	20,603	122,645	Quarterly	2.29%		114,810	2.29%
		TAMS.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	France	US$	20,355	50,931	132,830	124,825	184,734	513,675	Quarterly/ Semiannual	2,01 0,82	%/ %	494,721	2,01 0,37	%/ %
		TAMS.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germay	US$	3,482	10,103	25,845	—	—	39,430	Quarterly	2.89%		37,500	2.89%
		TAMS.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A.	US$	509	1,456	2,918	768	—	5,651	Monthly	2.25%		5,402	2.25%
		TAMS.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	10,898	20,745	51,339	—	—	82,982	Monthly	2.59%		81,086	2.59%
		TAMS.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,601	4,427	12,000	12,302	43,975	74,305	Quarterly	1.70%		69,458	0.85%
		TAMS.A. and Subsidiaries	Brazil	0-E	KFW IP EX-BANK	Germay	US$	4,568	12,801	35,134	25,246	27,784	105,533	Monthly/ Quarterly	2,11 2,21	%/ %	97,770	2,11 2,21	%/ %
		TAMS.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	12,126	26,169	73,710	78,388	178,957	369,350	Quarterly/ Semiannual	2,62 3,32	%/ %	316,425	2,62 3,32	%/ %
		TAMS.A. and Subsidiaries	Brazil	0-E	P K AIRFINANCE US, INC.	U.S.A.	US$	3,618	9,773	27,406	38,907	48,681	128,385	Monthly	1.96%		117,092	1.96%
		TAMS.A. and Subsidiaries	Brazil	0-E	WACAP OU LEASING S.A.	Luxembourg	US$	1,340	1,835	4,332	3,569	15,599	26,675	Quarterly	2.42%		23,647	2.42%
		TAMS.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK
					NORTHWEST N.A.	U.S.A.	US$	1,836	5,379	3,205	—	—	10,420	Monthly	1.98%		10,271	1.98%
		TAMS.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE
					MILAN BRANCH	Italy	US$	14,786	39,102	100,197	99,264	157,422	410,771	Quarterly	1.95%		380,025	1.95%
		TAMS.A. and Subsidiaries	Brazil	0-E	THE TORONTO- DOMINION BANK	U.S.A.	US$	661	1,654	4,481	4,589	8,956	20,341	Quarterly	0.88%		19,431	0.08%
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	493	1,458	1,891	—	—	3,842	Monthly	7.51%		2,025	7.51%
		TAMS.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	604	1,882	136	—	—	2,622	Monthly	10.58%		2,255	10.58%
		TAMS.A. and Subsidiaries	Brazil	0-E	CISLATINA ARRENDAMENTO MERCANTIL S.A	Brazil	BRL	41	13	—	—	—	54	Monthly	5.31%		53	5.31%
		TAMS.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	177	529	93	—	—	799	Monthly	9.08%		747	9.08%
		TAMS.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	629	108	1,203	—	—	1,940	Monthly	6.82%		1,572	6.82%
		TAMS.A. and Subsidiaries	Brazil	0-E	SOCIETE GENERALE LEASING S.A	Brazil	BRL	2,766	—	—	—	—	2,766	Monthly	0.00%		2,520	0.00%

Other loans	02.012.862/ 0001-60	TAMS.A. and Subsidiaries	Brazil	0-E	COMPANHIA BRASILEIRA DE MEIOS DE P AGAMENTO	Brazil	BRL	31,882	9,143	—	—	—	41,025	Monthly	2.20%		41,025	2.20%

Hedging derivatives	02.012.862/ 0001-60	TAMS.A. and Subsidiaries	Brazil	0-E	OTHERS	Brazil	US$	4,008	9,353	1,963	—	—	15,324	—	0.00%		15,324	0.00%

Non-hedging derivatives	02.012.862/ 0001-60	TAMS.A. and Subsidiaries	Brazil	0-E	OTHERS	Brazil	US$	3,603	6,903	4,529	—	—	15,035	—	0.00%		15,035	0.00%

					Total			373,826	1,047,977	921,519	1,043,407	2,069,950	5,456,679				4,399,392

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2012

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amortization	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Trade and other accounts payable	—	LATAM Airlines Group S.A. and Subsidiaries	Others	—	Others	—	US$	606,885	82,049	—	—	—	688,934	—	—	688,934	—
							CLP	5,761	—	—	—	—	5,761	—	—	5,761	—
							BRL	420,407	31,190	—	—	—	451,597	—	—	451,597	—
							BRL	29,758	8,860	—	—	—	38,618	—	—	38,618	—
							BRL	5,389	14,480	—	—	—	19,869	Monthly	6.60%	19,668	6.60%
							Others currencies	198,968	—	—	—	—	198,968	—	—	198,968	—

Accounts payable, non-current	—	LATAM Airlines Group S.A. and Subsidiaries	Others	—	Others	—	US$	—	—	18,000	—	—	18,000	—	—	18,000	—
							US$	—	—	15,994	—	—	15,994	Quarterly	2.06%	15,541	2.06%
							BRL	—	—	3,594	—	—	3,594	—	—	3,594	—
							BRL	—	—	39,251	44,872	142,914	227,037	Monthly	6.60%	207,089	6.60%

Accounts payable to related parties currents	—	LATAM Airlines Group S.A. and Subsidiaries	Others	78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	14	—	—	—	—	14	—	—	—	—
			Others	96.847.880-K	Lufthansa Lan Technical Training S.A.	Chile	US$	237	—	—	—	—	237	—	—	—	—
			Others	0-E	Made in Everywhere Rep. Com.Distr.Ltda	Brazil	BRL	23	—	—	—	—	23	—	—	—	—

					Subtotal of page			1,267,442	136,579	76,839	44,872	142,914	1,668,646			1,647,770

				Total consolidated				2,052,319	1,726,152	2,561,604	2,186,067	4,480,111	13,006,253			11,421,158

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2012, the Company provided US$ 189.9 million in derivative margin guarantees, for cash and stand-by letters of credit. At the end of September 30, 2013, the Company had provided US$ 107.9 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The fall was due at maturity and fuel purchase contracts and rates, and changes in fuel prices and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to safeguard it in order to continue as an on-going business, (ii) to seek a return for its shareholders, and (iii) to maintain an optimum capital structure and reduce its costs.

In order to maintain or adjust the capital structure, the Company may adjust the amount of the dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors the adjusted leverage ratio, in line with industry practice. This index is calculated as net adjusted debt divided by the sum of adjusted equity and net adjusted debt. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Adjusted capital is the amount of net equity without the impact of the market value of derivatives.

The Company’s strategy, which has not changed since 2007, has consisted of maintaining a leverage ratio of between 70% and 80% and an international credit rating of higher than BBB-(the minimum required for being considered investment grade). As a result of consolidation with TAM S.A. and Subsidiaries, the rating agency Fitch has issued on May 3, 2013 a new long-term rating for the Company of BB + with stable perspective (which is not an investment grade rating). Additionally, on June 10, 2013, S&P issued a long term rating of BB, with a positive outlook.

The leverage ratios as of September 30, 2013, and December 31, 2012, were as follows:

	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Total financial loans	10,263,852	9,759,507
Last twelve months Operating lease payment x 8	3,459,528	3,390,664
Less:
Cash and marketable securities	(1,761,674)	(1,120,335)

Total net adjusted debt	11,961,706	12,029,836

Net Equity	4,673,268	5,112,051
Cash flow hedging reserve	85,918	140,730

Adjusted equity	4,759,186	5,252,781

Total adjusted debt and equity	16,720,892	17,282,617

Adjusted leverage	71.5%	69.6%

See information related to financial covenants in Note 36 (a).

3.3.	Estimates of fair value

At September 30, 2013, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

•	Interest rate derivative contracts,

•	Fuel derivative contracts,

•	Currency derivative contracts

2.	Financial Investments:

This category includes the following instruments:

•	Investments in short-term Mutual Funds (cash equivalent),

•	Bank certificate of deposit – CBD,

•	Private investment funds and

•	Financial letters

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

As of September 30, 2013 (Unaudited)
		Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	390,402	390,402	—	—
Short-term mutual funds	390,402	390,402	—	—
Other financial assets, current	743,602	731,573	12,029
Fair value of interest rate derivatives	5	—	5	—
Fair value of fuel derivatives	5,345	—	5,345	—
Interest accrued since the last payment date of Currency Swap	774	—	774	—
Private investment funds	701,257	701,257	—	—
Certificate of deposit CDB	43	—	43	—
Financial letter	5,862	—	5,862	—
Domestic and foreign bonds	234	234	—	—
Time deposit	28,404	28,404	—
Other investments	1,678	1,678	—	—

Liabilities
Other financial liabilities, current	70,990	—	70,990
Fair value of interest rate derivatives	36,214	—	36,214	—
Fair value of foreign currency derivatives	24,461	—	24,461	—
Interest accrued since the last payment date of Currency Swap	5,890	—	5,890
Interest rate derivatives not recognized as a hedge	4,171	—	4,171	—
Foreign currency derivatives not recognized as hedge	254	—	254	—
Other financial liabilities, non current	65,088	—	65,088	—
Fair value of interest rate derivatives	62,662	—	62,662	—
Interest rate derivatives not recognized as a hedge	2,426	—	2,426	—

As of December 31, 2012
		Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	311,675	311,675	—	—
Short-term mutual funds	311,675	311,675	—	—

Other financial assets, current	474,176	319,145	155,031
Fair value of interest rate derivatives	6	—	6	—
Fair value of fuel derivatives	4,098	—	4,098	—
Private investment funds	317,598	317,598	—	—
Certificate of deposit CDB	77,316	—	77,316	—
Financial letter	73,611	—	73,611	—
Domestic and foreign bonds	748	748	—	—
Other investments	799	799	—	—

Other financial assets, non current	1,118	—	1,118
Fair value of fuel derivatives	1,023	—	1,023	—
Fair value of foreign currency derivatives	95	—	95	—

Liabilities
Other financial liabilities, current	70,075	—	70,075
Interest accrued since the last payment date of Currency Swap	4,660		4,660
Fair value of interest rate derivatives	37,076	—	37,076	—
Fair value of fuel derivatives	10,502	—	10,502	—
Fair value of foreign currency derivatives	13,360	—	13,360	—
Interest rate derivatives not recognized as a hedge	4,477	—	4,477	—

Other financial liabilities, non current	116,555	—	116,555	—
Fair value of interest rate derivatives	104,547	—	104,547	—
Fair value of fuel derivatives	4,530	—	4,530	—
Fair value of foreign currency derivatives	1,963	—	1,963	—
Interest rate derivatives not recognized as a hedge	5,515	—	5,515	—

Additionally, at September 30, 2013, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of September 30, 2013		As of December 31, 2012
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	633,794	633,794	338,588	338,588
Cash on hand	6,558	6,558	6,835	6,835
Bank balance	144,792	144,792	147,373	147,373
Overnight	159,446	159,446	119,713	119,713
Time deposits	322,998	322,998	64,667	64,667

Other financial assets	94,185	94,185	162,367	162,367
Other financial assets	94,185	94,185	162,367	162,367

Trade and other accounts receivable current	1,748,112	1,748,112	1,417,531	1,417,531
Accounts receivable from related entities	671	671	15,187	15,187
Other financial assets, non current	70,802	70,802	72,977	72,977
Accounts receivable	73,732	73,732	50,612	50,612

Other financial liabilities, current	2,679,883	2,889,845	1,977,255	2,090,726
Trade and other accounts payables	1,568,090	1,568,090	1,689,990	1,689,990
Accounts payable to related entities	235	235	274	274
Other financial liabilities, non current	7,439,545	7,739,594	7,582,302	7,806,643
Accounts payable, non-current	1,010,233	1,010,233	1,085,601	1,085,601

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of Other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

(a)	The evaluation of possible impairment losses for certain assets.

(b)	The useful lives and residual values of fixed and intangible assets.

(c)	The criteria employed in the valuation of certain assets.

(d)	Air tickets sold that are not actually used.

(e)	The calculation of deferred income at the end of the period, corresponding to the valuation of kilometers or points credited to holders of the loyalty programs which have not yet been used.

(f)	The need for provisions and where required, the determination of their values.

(g)	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require modification of the estimates in the future, in which case the effects would be accounted for prospectively.

Additionally, the management has applied judgment in determining that LATAM Airlines Group S.A. has control over TAM S.A. and Subsidiaries for accounting purposes and therefore has consolidated their financial statements. The above on the basis that LATAM issued their ordinary shares in exchange for all of the outstanding common and preferred shares of TAM (except those shareholders of TAM who did not accept exchange and which were subject of the squeeze-out described in Note 18.2.a), entitling LATAM to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the TAM controlling shareholders, ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LATAM. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LATAM and the TAM controlling shareholders.

In addition, LATAM is in process of integrating operations with TAM, and both entities will be operated as a single company. Within this, most critical airline activities will be managed in Brazil under the TAM CEO and globally by the LATAM CEO, who will be in charge of the overall operation of the LATAM Group and who will report to the LATAM board. Further, the LATAM CEO will evaluate performance of the LATAM Group executives and, together with the LATAM board, determine compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LATAM believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LATAM of TAM’s operations is appropriate.

NOTE 5 - SEGMENTAL INFORMATION

The Company reports information by segments as established in IFRS 8 “Operating segments”. This standard sets rules for the reporting of information by segments in the financial statements, plus reporting about products and services, geographical areas and principal customers.

An operating segment is defined as a component of an entity on which financial information is held separately and which is evaluated regularly by the senior management in making decisions with respect to the assignment of resources and evaluation of results.

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The air transport business segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc.) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike Lan Pass and TAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with eleven millions of members, along with being a government entity with a separately business and not directly related to air transport.

(a)	For the nine months ended

	Air transportation business At September 30,		Coalition and loyalty program Multiplus At September 30,		Eliminations At September 30,		Consolidated At September 30,
	2013	2012	2013	2012	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Income from ordinary activities from external customers	9,148,818	6,163,343	459,577	150,315	—	—	9,608,395	6,313,658

LAN passenger	3,497,045	3,331,610	—	—	—	—	3,497,045	3,331,610
TAM passenger	4,268,490	1,626,094	—	—	—	—	4,268,490	1,626,094
Freight	1,383,283	1,205,639	—	—	—	—	1,383,283	1,205,639

Income from ordinary activities from transactions with other operating segments	459,673	150,320	70,472	28,016	(530,145)	(178,336)	—	—

Income from ordinary activities from interest	—	—	—	—	—	—	—	—

Other operating income	209,827	138,511	50,334	21,666	—	(13,813)	260,161	146,364

Interest income	37,827	45,108	21,486	16,519	(7,562)	—	51,751	61,627
Interest expense	(346,243)	(185,596)	(1,539)	(132)	7,562	—	(340,220)	(185,728)

Total net interest expense	(308,416)	(140,488)	19,947	16,387	—	—	(288,469)	(124,101)

(a)	For the nine months ended

	Air		Coalition and
	transportation		loyalty program
	business		Multiplus		Eliminations		Consolidated
	At September 30,		At September 30,		At September 30,		At September 30,
	2013	2012	2013	2012	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Depreciation and amortization	(788,645)	(514,294)	(2,916)	(44)	—	—	(791,561)	(514,338)

Material non-cash items other than depreciation and amortization	(378,860)	59,364	73	1,993	—	—	(378,787)	61,357

Disposal of fixed assets and inventory losses	(14,182)	(9,063)	(101)	1,829	—	—	(14,283)	(7,234)
Doubtful accounts	(3,932)	(5,519)	182	185	—	—	(3,750)	(5,334)
Exchange differences	(360,884)	74,034	(8)	(21)	—	—	(360,892)	74,013
Result of indexation units	138	(88)	—	—	—	—	138	(88)

Segment profit	(310,871)	12,293	75,879	34,787	—	—	(234,992)	47,080

Participation of the entity in the income of associates	995	63	—	—	—	—	995	63
Expenses for income tax	83,718	(88,471)	(37,974)	(18,489)	—	—	45,744	(106,960)
Assets of segment	21,841,270	19,900,710	513,465	574,756	(134,400)	(10,163)	22,220,335	20,465,303
Investments in associates	2,614	709	4,117	3,236	—	—	6,731	3,945

Amount of non-current asset additions (*)	1,518,730	11,340,186	—	846,285	—	—	1,518,730	12,186,471

Property, plant and equipment	1,482,417	5,858,531	—	—	—	—	1,482,417	5,858,531
Intangibles other than goodwill	36,313	2,311,953	—	—	—	—	36,313	2,311,953
Goodwill	—	3,169,702	—	846,285	—	—	—	4,015,987

Segment liabilities	16,767,324	14,688,572	783,072	784,539	(96,065)	(162,703)	17,454,331	15,310,408
Purchase of non-monetary assets of segment	1,240,799	1,456,225	—	—	—	—	1,240,799	1,456,225

(*)	Includes additions by business combination with TAM S.A. and Subsidiaries by nine months ended September 30, 2012.

(b)	For the three months ended

	Air		Coalition and
	transportation		loyalty program
	business		Multiplus		Eliminations		Consolidated
	At September 30,		At September 30,		At September 30,		At September 30,
	2013	2012	2013	2012	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Income from ordinary activities from external customers	3,111,550	3,108,932	158,417	150,315	—	—	3,269,967	3,259,247

LAN passenger	1,245,013	1,166,631	—	—	—	—	1,245,013	1,166,631
TAM passenger	1,430,175	1,494,286	—	—	—	—	1,430,175	1,494,286
Freight	436,362	448,015	—	—	—	—	436,362	448,015

Income from ordinary activities from transactions with other operating segments	158,417	150,315	23,095	28,016	(181,512)	(178,331)	—	—

Income from ordinary activities from interest	—	—	—	—	—	—	—	—

Other operating income	67,376	72,505	23,335	7,231	—	—	90,711	79,736

Interest income	5,974	8,601	10,015	15,288	(3,986)	—	12,003	23,889
Interest expense	(117,551)	(105,220)	(229)	(29)	3,986	—	(113,794)	(105,249)

Total net interest expense	(111,577)	(96,619)	9,786	15,259	—	—	(101,791)	(81,360)

(b)	For the three months ended

	Air		Coalition and
	transportation		loyalty program
	business		Multiplus		Eliminations		Consolidated
	At September 30,		At September 30,		At September 30,		At September 30,
	2013	2012	2013	2012	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Depreciation and amortization	(248,713)	(290,815)	(1,011)	56	—	—	(249,724)	(290,759)

Material non-cash items other than depreciation and amortization	(16,801)	4,530	909	1,976	—	—	(15,892)	6,506

Disposal of fixed assets and inventory losses	(2,548)	(3,243)	852	1,827	—	—	(1,696)	(1,416)
Doubtful accounts	(1,744)	(2,468)	84	185	—	—	(1,660)	(2,283)
Exchange differences	(12,672)	10,239	(27)	(36)	—	—	(12,699)	10,203
Result of indexation units	163	2	—	—	—	—	163	2

Segment profit	29,925	(111,321)	22,168	32,609	—	—	52,093	(78,712)

Participation of the entity in the income of associates	469	153	—	—	—	—	469	153
Expenses for income tax	(38,328)	(55,531)	(13,750)	(17,296)	—	—	(52,078)	(72,827)
Assets of segment	21,841,270	19,900,710	513,465	574,756	(134,400)	(10,163)	22,220,335	20,465,303
Investments in associates	2,614	709	4,117	3,236	—	—	6,731	3,945

Amount of non-current asset additions	386,624	1,305,917	—	—	—	—	386,624	1,305,917

Property, plant and equipment	374,119	1,285,999	—	—	—	—	374,119	1,285,999
Intangibles other than goodwill	12,505	19,918	—	—	—	—	12,505	19,918
Goodwill	—	—	—	—	—	—	—	—

Segment liabilities	16,767,324	14,688,572	783,072	784,539	(96,065)	(162,703)	17,454,331	15,310,408
Purchase of non-monetary assets of segment	319,924	985,786	—	—	—	—	319,924	985,786

The Company’s revenues by geographic area are as follows:

	For the nine months ended		For the three months ended
	At September 30,		At September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Peru	469,386	439,473	177,037	165,252
Argentina	722,463	641,424	230,124	240,191
U.S.A .	962,269	904,347	324,199	339,388
Europe	687,634	479,310	235,696	220,012
Colombia	284,455	266,272	103,062	88,188
Brazil	4,246,708	1,774,877	1,336,356	1,535,996
Ecuador	209,588	195,958	70,992	69,699
Chile	1,262,375	1,104,732	419,010	385,407
Asia Pacific and rest of Latin America	763,517	507,265	373,491	215,114

Income from ordinary activities	9,608,395	6,313,658	3,269,967	3,259,247

Other operating income	260,161	146,364	90,711	79,736

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Cash on hand	6,558	6,835
Bank balances	144,792	147,373
Overnight	159,446	119,713

Total Cash	310,796	273,921

Cash equivalents
Time deposits	322,998	64,667
Mutual funds	390,402	311,675

Total cash equivalents	713,400	376,342

Total cash and cash equivalents	1,024,196	650,263

Cash and cash equivalents are denominated in the following currencies at September 30, 2013, and December 31, 2012:

	As of	As of
Currency	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Argentine peso	17,253	70,381
Brazilian real	254,754	149,723
Chilean peso	36,754	40,212
Colombian peso	28,007	28,758
Euro	14,514	15,502
US Dollar	498,182	230,776
Strong bolivar (*)	141,037	51,346
Other currencies	33,695	63,565

Total	1,024,196	650,263

(*)	In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (“CADIVI”). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela. At September 30, 2013, the restricted amount, in US dollars is ThUS$ 141,037 (ThUS$ 51,346 at December 31, 2012).

The Company has no significant non-cash transactions that must be disclosed.

Other inflows (outflows) of cash at September 30, 2013 and September 30, 2012 are detailed as follow.

	For the periods ended
	September 30,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Fuel hedge	6,331	16,681
Hedging margin guarantees	75,473	3,795
Guarantees	(994)	(9,984)
Commodities fuel derivatives	(2,801)	(15,700)
Bank commissions, taxes paid and other	(7,872)	(53,585)

Total Other inflows (outflows) Operation flow	70,137	(58,793)

Opening balance Cash and cash equivalents acquired companies	—	269,464
Amount paid by Squeeze Out TAM S.A . (*)	—	(167,589)
Certificate of bank deposits	77,338	—

Total Other inflows (outflows) Investment flow	77,338	101,875

Aircraft Financing advances	(4,375)	28,019
Credit card loan manager	126,886	97,468
Settlement of derivative contracts	(48,021)	(40,030)
Breakage	(13,353)	(2,432)
Other	479	2

Total Other inflows (outflows) Financing flow	61,616	83,027

(*)	See note 18.2 Business combination

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of September 30, 2013 (Unaudited)

Assets
				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	633,794	—	—	390,402	1,024,196
Other financial assets, current (*)	94,185	6,124	6,096	731,382	837,787
Trade and others accounts receivable, current	1,748,112	—	—	—	1,748,112
Accounts receivable from related entities, current	671	—	—	—	671
Other financial assets, non current (*)	70,295	—	507	—	70,802
Accounts receivable, non current	73,732	—	—	—	73,732

Total	2,620,789	6,124	6,603	1,121,784	3,755,300

Liabilities	Other		Held
	financial	Hedge	for
	liabilities	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	2,679,883	66,565	4,425	2,750,873
Trade and others accounts payable, current	1,568,090	—	—	1,568,090
Accounts payable to related entities, current	235	—	—	235
Other financial liabilities, non current	7,439,545	62,662	2,426	7,504,633
Accounts payable, non current	1,010,233	—	—	1,010,233

Total	12,697,986	129,227	6,851	12,834,064

(*)	The value presented as initial designation as fair value through profit and loss, corresponds to private investment funds; and loans and receivables corresponds to guarantees given.

At December 31, 2012

Assets				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	338,588	—	—	311,675	650,263
Other financial assets, current (*)	162,367	4,104	74,359	395,713	636,543
Trade and others accounts receivable, current	1,417,531	—	—	—	1,417,531
Accounts receivable from related entities, current	15,187	—	—	—	15,187
Other financial assets, non current (*)	72,470	1,118	507	—	74,095
Accounts receivable, non current	50,612	—	—	—	50,612

Total	2,056,755	5,222	74,866	707,388	2,844,231

Liabilities	Other		Held
	financial	Hedge	for
	liabilities	derivatives	trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,977,255	65,598	4,477	2,047,330
Trade and others accounts payable, current	1,689,990	—	—	1,689,990
Accounts payable to related entities, current	274	—	—	274
Other financial liabilities, non current	7,582,302	111,040	5,515	7,698,857
Accounts payable, non current	1,085,601	—	—	1,085,601

Total	12,335,422	176,638	9,992	12,522,052

(*)	The value presented as initial designation as fair value through profit and loss, corresponds to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.	Financial instruments by currency

a)	Assets

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited

Cash and cash equivalents	1,024,196	650,263
Argentine peso	17,253	70,381
Brazilian real	254,754	149,723
Chilean peso	36,754	40,212
Colombian peso	28,007	28,758
Euro	14,514	15,502
US Dollar	498,182	230,776
Strong bolívar	141,037	51,346
Other currencies	33,695	63,565

Other financial assets (current and non current)	908,589	710,638
Argentine peso	1,062	131
Brazilian real	773,243	545,426
Chilean peso	26,658	648
Colombian peso	2,622	2,828
Euro	5,348	7,825
US Dollar	98,755	142,254
Strong bolívar	12	601
Other currencies	889	10,925

Trade and other accounts receivable, current	1,748,112	1,417,531
Argentine peso	50,526	33,049
Brazilian real	939,366	552,947
Chilean peso	96,842	132,869
Colombian peso	21,845	8,086
Euro	59,159	67,287
US Dollar	399,762	530,380
Strong bolívar	3,454	2,759
Other currencies	177,158	90,154

Accounts receivable, non-current	73,732	50,612
Brazilian real	1,431	6,677
Chilean peso	9,787	9,564
US Dollar	62,314	34,123
Other currencies	200	248

Accounts receivable from related entities, current	671	15,187
Brazilian real	35	611
Chilean peso	636	14,565
US Dollar	—	11

Total assets	3,755,300	2,844,231
Argentine peso	68,841	103,561
Brazilian real	1,968,829	1,255,384
Chilean peso	170,677	197,858
Colombian peso	52,474	39,672
Euro	79,021	90,614
US Dollar	1,059,013	937,544
Strong bolívar	144,503	54,706
Other currencies	211,942	164,892

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE, OTHER ACCOUNTS RECEIVABLE AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,648,305	1,360,666
Other accounts receivable	250,258	182,980

Total trade and other accounts receivable	1,898,563	1,543,646
Less: Allowance for impairment loss	(76,719)	(75,503)

Total net trade and accounts receivable	1,821,844	1,468,143
Less: non-current portion – accounts receivable	(73,732)	(50,612)

Trade and other accounts receivable, current	1,748,112	1,417,531

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Day	1,479,882	1,231,937
Expired from 1 to 90 days	67,685	33,160
Expired from 91 to 180 days	11,410	10,705
More than 180 days overdue (*)	12,609	9,361
Judicial, pre-judicial collection and protested documents	21,787	29,556
Debtor under pre-judicial collection process and portfolio sensitization	54,932	45,947

Total	1,648,305	1,360,666

(*)	Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

The receivable past due but not impaired at the end of each period is as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Expired from 1 to 90 days	67,685	33,160
Expired from 91 to 180 days	11,410	10,705
More than 180 days overdue	12,609	9,361

Total	91,704	53,226

The amounts of individually impaired Trade and other accounts receivable are as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Judicial, pre-judicial collection and protested documents	21,787	29,556
Debtors under pre-judicial collection process and portfolio sensitization	54,932	45,947

Total	76,719	75,503

Currency balances that make up the Trade and other accounts receivable and Accounts receivable, at September 30, 2013 and December 31, 2012, are as follows:

	As of	As of
	September 30,	December 31,
Currency	2013	2012
	ThUS$	ThUS$
	Unaudited
Argentine Peso	50,526	33,049
Brazilian Real	940,797	559,624
Chilean Peso	106,629	142,433
Colombian peso	21,845	8,086
Euro	59,159	67,287
US Dollar	462,076	564,503
Strong bolivar	3,454	2,759
Other currency	177,358	90,402

Total	1,821,844	1,468,143

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

The movement in the allowance for impairment loss of Trade and other accounts receivables between January 1, 2012 and September 30, 2013 is as follows:

ThUS$
As of January 1, 2012	(20,525)
Write-offs	1,674
(Increase) decrease in allowance	206
Addition for business combination	(54,511)
Conversion difference affiliates	(922)

Closing balance as of September 30, 2012 (Unaudited)	(74,078)

As of October 1, 2012	(74,078)
Write-offs	1,638
(Increase) decrease in allowance	(3,063)

Closing balance as of December 31, 2012	(75,503)

As of January 1, 2013	(75,503)
Write-offs	4,243
(Increase) decrease in allowance	(5,459)

Closing balance as of September 30, 2013 (Unaudited)	(76,719)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of September 30, 2013			As of December 31, 2012
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unaudited
Trade accounts receivable	1,648,305	(76,719)	1,571,586	1,360,666	(75,503)	1,285,163
Other accounts receivable	250,258	—	250,258	182,980	—	182,980

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

The Accounts receivable from and payable to related entities as of September 30, 2013 and December 31, 2012, respectively, are as follows:

(a)	Accounts Receivable

				As of	As of
			Country	September 30,	December 31,		Transaction	Nature of
Tax No.	Related party	Relationship	of origin	2013	2012	Currency	deadlines	transaction
				ThUS$	ThUS$
				Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	—	1	CLP	30 to 45 days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Others related parties	Chile	612	14,534	CLP	30 to 45 days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A.	Others related parties	Chile	24	30	CLP	30 to 45 days	Monetary
Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Others related parties	Brazil	2	—	BRL	30 to 45 days	Monetary
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Others related parties	Brazil	10	14	BRL	30 to 45 days	Monetary
Foreign	Prisma Fidelidade S.A.	Others related parties	Brazil	23	597	BRL	30 to 45 days	Monetary
Foreign	Inversora Aeronautica Argentina	Others related parties	Argentina	—	11	US$	30 to 45 days	Monetary

	Total current assets			671	15,187

On December 28, 2012, Inmobiliaria Aeronáutica S.A. as seller and Sotraser S.A. (Subsidiary of Bethia S.A.) as purchaser, entered into an agreement to purchase the land called “Lot No. 12 of parcellation project Lo Echevers”. The value of the sale amounts to ThUS$ 14,217. On September 30, 2013, this balance is paid.

(b)	Accounts payable

Tax No.	Related party	Relationship	Country of origin	As of September 30, 2013	As of December 31, 2012	Currency	Transaction deadlines	Nature of transaction
				ThUS$	ThUS$
				Unaudited
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	7	237	US$	30 to 45 days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Other related parties	Chile	3	14	CLP	30 to 45 days	Monetary
Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Other related parties	Brazil	—	23	BRL	30 to 45 days	Monetary
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	225	—	US$	30 to 45 days	Monetary

	Total current liabilities			235	274

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

NOTE 10 - INVENTORIES

The Inventories at September 30, 2013 and December 31, 2012 respectively, are detailed below:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Technical stock	186,997	145,665
Non-technical stock	45,364	31,153

Total production suppliers	232,361	176,818

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of September 30, 2013 amounts to ThUS$ 1,568 (ThUS$ 1,174 as of December 31, 2012). The resulting amounts do not exceed the respective net realizable values.

As of September 30, 2013, the Company recorded ThUS$ 121,800 (ThUS$ 60,620 as of September 30, 2012) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

NOTE 11 - TAX ASSETS

The composition of Tax assets is as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
Sales tax	118,077	106,736
Income tax	87,569	95,785
Others	5,809	7,847

Total current	211,455	210,368

Non-current
Sales tax	69,724	73,050

Total non-current	69,724	73,050

NOTE 12 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
(a) Other financial assets	831,663	632,439
(b) Hedging asset	6,124	4,104

Total current	837,787	636,543

Non-current
(a) Other financial assets	70,802	72,977
(b) Hedging asset	—	1,118

Total non-current	70,802	74,095

(a)	Other financial assets

Other financial assets as of September 30, 2013 and December 31, 2012, respectively, are as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
Private investment funds	701,257	317,598
Deposits in guarantee (aircraft)	46,459	33,012
Guarantees for margins of derivatives	40,987	121,889
Time deposits	28,404	—
Other guarantees given	6,739	7,466
Financial letters	5,862	73,611
Other investments	1,678	799
Domestic and foreign bonds	234	748
Certificate of deposit (CBD)	43	77,316

Total current	831,663	632,439

Non-current
Deposits in guarantee (aircraft)	50,019	37,247
Deposits in guarantee (loan)	10,823	29,344
Other guarantees given	9,453	5,879
Other investments	507	507

Total non-current	70,802	72,977

Total other financial assets	902,465	705,416

(b)	Hedging assets

Hedging assets as of September 30, 2013 and December 31, 2012, are as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited

Current
Interest accrued since the last payment date of currency Swap	774	—
Fair value of interest rate derivatives	5	6
Fair value of fuel price derivatives	5,345	4,098

Total current	6,124	4,104

Non-current
Fair value of foreign currency derivatives	—	95
Fair value of fuel price derivatives	—	1,023

Total non-current	—	1,118

Total hedging asset	6,124	5,222

The foreign currency derivatives exchange is collars and cross currency swap.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 21.

NOTE 13 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
(a) Advance payments	63,274	45,826
(b) Other assets	162,933	123,995

Total current	226,207	169,821

Non-Current
(a) Advance payments	54,167	39,707
(b) Other assets	150,344	195,230

Total non-current	204,511	234,937

(a)	Advance payments

Advance payments as of September 30, 2013 as of December 31, 2012 are as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
Handling and ground handling services	212	158
Aircraft leases	27,611	18,703
Aircraft insurance and other	18,170	12,643
Others	17,281	14,322

Total current	63,274	45,826

Non-Current
Aircraft leases	21,772	20,732
Others	32,395	18,975

Total non-current	54,167	39,707

Total advance payments	117,441	85,533

(b)	Other assets

Other assets as of September 30, 2013, and December 31, 2012 are as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
Aircraft maintenance reserve (*)	162,224	123,299
Contributions to SITA	709	696

Total current	162,933	123,995

Non-current
Aircraft maintenance reserve (*)	84,513	140,116
Judicial deposits	65,116	54,336
Contributions to SITA	462	474
Others	253	304

Total non-current	150,344	195,230

Total other assets	313,277	319,225

(*)	Some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, is request the recovery to the lessor. At the end of the contract period, the balance between paid reservations and conditions agreed with levels of maintain in delivering, be offset the parties if applicable (Note 2.23).

NOTE 14 - NON-CURRENT ASSETS (OR DISPOSAL GROUPS) CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal groups held for sale as of September 30, 2013, and December 31, 2012 are as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Aircraft	8,649	44,878
Rotables	1,430	1,184
Inventories on consignment	139	686
Engines	542	542
Scrapped aircraft	365	365

Total	11,125	47,655

During 2012, two A318-100 aircraft were transferred from the heading of Property, plant, and equipment to Non-current assets or groups of assets for disposal classed as held for sale. These two aircraft were sold during the first quarter of 2013.

The figures shown in this item are presented at book value or fair value minus sales cost, whichever is lower.

The Company has no discontinued operations as of September 30, 2013.

NOTE 15 - INVESTMENTS IN SUBSIDIARIES

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities and private investment funds.

The following is a summary of financial information with respect to the sum of the financial statements of subsidiary companies, special-purpose entities and private investment funds that have been consolidated:

As of September 30, 2013 (Unaudited)
	Assets	Liabilities
	ThUS$	ThUS$

Current	3,027,820	4,094,084
Non-current	6,383,745	5,292,306

Total	9,411,565	9,386,390

As of December 31, 2012
	Assets	Liabilities
	ThUS$	ThUS$
Current	2,430,337	4,264,346
Non-current	8,186,335	6,553,289

Total	10,616,672	10,817,635

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Total operating revenues	6,661,946	3,959,568	2,362,457	2,476,987
Total expenses	(6,879,781)	(3,950,343)	(2,320,052)	(2,495,767)

Total net income	(217,835)	9,225	42,405	(18,780)

Significant subsidiaries detailed as of September 30, 2013

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership	Nature and scope of significant restrictions on transferring funds to controller
Lan Perú S.A.	Peru	US$	69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionalesdel Ecuador S.A.	Ecuador	US$	71.94990	Without significant restrictions
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	98.81112	Without significant restrictions
TAM S.A.	Brazil	BRL	99.99938	Without significant restrictions

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of September 30, 2013						ended September 30, 2013
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Lan Perú S.A.	242,310	213,801	28,509	242,385	240,916	1,469	319,306	(7,727)
Lan Cargo S.A.	789,115	328,184	460,931	432,504	229,711	202,793	73,629	1,183
Lan Argentina S.A.	208,517	176,550	31,967	197,980	195,623	2,357	125,655	(7,694)
Transporte Aéreo S.A.	383,090	90,876	292,214	130,157	40,374	89,783	96,636	9,510
Aerolane Líneas Aéreas Nacionalesdel Ecuador S.A.	100,096	63,723	36,373	119,842	116,005	3,837	89,469	(22,666)
Aerovías de Integración Regional, AIRES S.A.	173,044	56,811	116,233	54,355	43,205	11,150	90,091	(55,993)
TAM S.A. (*)	8,982,021	2,631,607	6,350,414	8,110,280	3,486,626	4,623,654	5,021,902	(408,050)

(*)	Corresponds to consolidated information of TAM S.A. and Subsidiaries.

Significant subsidiaries detailed as of December 31, 2012

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership	Nature and scope of significant restrictions on transferring funds to controller
Lan Perú S.A.	Peru	US$	69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionalesdel Ecuador S.A.	Ecuador	US$	71.94990	Without significant restrictions
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	98.21089	Without significant restrictions
TAM S.A.	Brazil	BRL	99.99938	Without significant restrictions

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of December 31, 2012						ended September 30, 2012
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Lan Perú S.A.	159,361	133,448	25,913	150,319	149,263	1,056	774,489	(2,782)
Lan Cargo S.A.	727,091	172,856	554,235	371,663	169,501	202,162	196,462	(3,446)
Lan Argentina S.A.	165,961	144,463	21,498	141,454	139,653	1,801	404,609	3,724
Transporte Aéreo S.A.	357,725	249,174	108,551	114,302	26,731	87,571	264,043	1,211
Aerolane Líneas Aéreas Nacionalesdel Ecuador S.A.	74,204	40,531	33,673	71,284	68,068	3,216	229,386	(7,214)
Aerovías de Integración Regional, AIRES S.A.	165,032	58,457	106,575	58,398	46,434	11,964	198,760	(47,067)
TAM S.A. (*)	8,821,298	2,003,122	6,818,176	9,198,899	3,556,778	5,642,121	1,875,230	(8,235)

(*)	Corresponds to consolidated information of TAM S.A. and Subsidiaries.

NOTE 16 - EQUITY ACCOUNTED INVESTMENTS

The composition of investments accounted for using the equity method is as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
(a) Related companies	2,614	1,619
(b) Joint Ventures	4,117	2,138

Equity accounted investments	6,731	3,757

(a)	Related Companies

The following summarized financial information is the sum of the financial statements of the investees, corresponding to the statements of financial position as of September 30, 2013 and December 31, 2012, and the statements of income, for the periods January to September, 2013 and January to September, 2012.

As of September 30, 2013 (Unaudited)
	Assets	Liabilities
	ThUS$	ThUS$
Current	2,225	916
Non-current	359	109

Total	2,584	1,025

As of December 31, 2012
	Assets	Liabilities
	ThUS$	ThUS$
Current	3,193	1,421
Non-current	419	109

Total	3,612	1,530

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Total operating revenues	2,229	2,472	1,080	1,159
Total expenses	(1,773)	(1,977)	(658)	(841)

Sum of net income	456	495	422	318

As an investment in associates, the Company has shown its holdings in the following companies: Austral Sociedad Concesionaria S.A. and Lufthansa Lan Technical Training S.A. The Company made no investments in associates during the present period.

			Percentage of ownership		Cost of investment
			As of	As of	As of	As of
	Country of	Functional	September 30,	December 31,	September 30,	December 31,
Company	incorporation	currency	2013	2012	2013	2012
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Austral Sociedad Concesionaria S.A.	Chile	CLP	20.00	20.00	661	661
Lufthansa Lan Technical Training S.A.	Chile	CLP	50.00	50.00	702	702

These companies do not have significant restrictions on the ability to transfer funds.

The movement of investments in associates between January 1, 2012 and September 30, 2013 is as follows:

ThUS$
Opening balance as of January 1, 2012	991

Participation in profits	248
Adjustment to participation in previous years profits	(178)
Dividends received	(352)

Total changes in investments in associated entities	(282)

Closing balance as of September 30, 2012 (Unaudited)	709

Opening balance as of October 1, 2012	709

Participation in profits	47
Other increases, investments in associated entities	863

Total changes in investments in associated entities	910

Closing balance as of December 31, 2012	1,619

Opening balance as of January 1, 2013	1,619

Participation in profits	233
Other increases, investments in associated entities	762

Total changes in investments in associated entities	995

Closing balance as of September 30, 2013 (Unaudited)	2,614

The Company records the gain or loss on its investments in associates on a monthly basis in the consolidated statement of income, using the equity method. The Company has no investments in associates which are not accounted for using the equity method.

(b)	Joint Venture

Multiplus S.A., a subsidiary of TAM S.A. and AIMIA Newco UK LLP (“Aimia”) jointly control the Companhia Brasileira de Serviços de Fidelização S.A. (“CBSF”). The company was incorporated on April 2, 2012, whose corporate name was changed to Prismah Fidelidade S.A. (“Prismah”).

The purpose of Prismah Fidelidade S.A. is the provision of various services, the development of programs related to loyalty programs/customer relationships and sales incentive programs for companies. Their activities include but are not limited to: the customer relationship management, technical and technological consulting, and through points programs or other ways of possible changes, the conversion of loyalty program points.

The shareholding participation in Prismah Fidelidade S.A., does not allow unilateral decisions that affect investment returns. Multiplus S.A. owns 50% of company shares and participation is accounted by the equity method proportional investment, initially recognized at cost. The participation in earnings of the company are recognized in income and the participation in changes in reserves are recognized in reserves of Multiplus S.A.

Movement investment at September 30, 2013
	Amount of
	shares	ThUS$

Capital aware - AAG Constituent (*)	500	1
Capital increase - AGE (**) 09/18/2012	6,571,500	3,215
Equity accounted earnings	—	(1,078)

Closing balance at December 31, 2012	6,572,000	2,138

Future advance capital increase	—	4,977
Equity accounted earnings	—	(2,910)
Conversion difference affiliates	—	(88)

Closing balance at September 30, 2013 (Unaudited)	6,572,000	4,117

(*)	General Assembly Act
(**)	Extraordinary General Assembly

The company Prismah Fidelidade S.A. as of September 30, 2013, has the following items:

	As of	As of
	September 30,	December 31,
	2013	2012
	Unaudited
Social capital ThUS$	16,323	6,432
Number of ordinary shares	35,200,194	13,144,000
Ordinary shares owned by Multiplus S.A.	17,600,097	6,572,000

Participation %	50	50

	ThUS$	ThUS$
Equity accounted investments	4,117	2,138
Current assets	8,107	4,356
Non-current assets	1,766	2,275
Current liabilities	1,639	2,356

	For the periods ended
	September 30,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Result of the period	(5,819)	(1,065)
Equity accounted earnings	(2,910)	(533)
Revenues in the period	414	9
Expense in the period	(6,233)	(1,075)

NOTE 17 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

Classes of intangible assets (net)	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Computer software	129,596	144,244
Developing software	50,557	54,635
Airport slots	1,430,569	1,561,130
Loyalty program	476,826	520,344
Trademarks	92,773	101,240
Other assets	637	806

Total	2,180,958	2,382,399

Classes of intangible assets (gross)	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Computer software	251,897	223,586
Developing software	50,557	54,635
Airport slots	1,430,569	1,561,130
Loyalty program	476,826	520,344
Trademarks	92,773	101,240
Other assets	1,324	1,372

Total	2,303,946	2,462,307

The movement in Intangible assets other than goodwill between January 1, 2012 and September 30, 2013 is as follows:

	Computer software Net	Developing software	Airport slots	Trademarks and loyalty program	Other assets Net	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2012	25,124	39,395	—	—	404	64,923
Additions	4,146	36,302	—	24	—	40,472
Withdrawals	(60)	—	—	(2)	—	(62)
Transfer software	3,375	(3,313)	—	—	—	62
Acquisitions through business combinations	78,106	22,864	1,552,016	617,934	561	2,271,481
Difference by subsidiaries conversion	2,016	354	19,031	7,578	7	28,986
Amortization	(21,225)	—	—	—	(121)	(21,346)

Closing balance as of September 30, 2012 (Unaudited)	91,482	95,602	1,571,047	625,534	851	2,384,516

Opening balance as of October 1, 2012	91,482	95,602	1,571,047	625,534	851	2,384,516
Additions	14,623	7,330	—	—	—	21,953
Withdrawals	(1,576)	—	—	—	—	(1,576)
Transfer software	52,243	(48,078)	—	—	—	4,165
Subsidiaries conversion difference	(2,773)	(219)	(9,917)	(3,950)	(4)	(16,863)
Amortization	(9,755)	—	—	—	(41)	(9,796)

Closing balance as of December 31, 2012	144,244	54,635	1,561,130	621,584	806	2,382,399

Opening balance as of January 1, 2013	144,244	54,635	1,561,130	621,584	806	2,382,399
Additions	5,303	31,010	—	—	—	36,313
Withdrawals	(135)	(1,954)	—	—	—	(2,089)
Transfer software	27,203	(29,928)	—	—	—	(2,725)
Subsidiaries conversion difference	(4,060)	(3,206)	(130,561)	(51,985)	(48)	(189,860)
Amortization	(42,959)	—	—	—	(121)	(43,080)

Closing balance as of September 30, 2013 (Unaudited)	129,596	50,557	1,430,569	569,599	637	2,180,958

The airport slots correspond to an administrative authorization for the arrival and departure of aircraft, in a specific airport, within a period of time.

The coalition and loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus.

Intangible assets with defined useful lives consist primarily of licensing and computer software, for which the Company has established useful lives of between 3 and 7 years.

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of September 30, 2013 amounts to ThUS$ 122,301 (ThUS$ 79,342 as of December 31, 2012). The accumulated amortization of other identifiable intangible assets as of September 30, 2013 amounts to ThUS$ 687 (ThUS$ 566 as of December 31, 2012).

NOTE 18 - GOODWILL AND BUSINESS COMBINATION

18.1.	Goodwill

The goodwill represents the excess of cost of acquisition over the fair value of the participation of the Company in the identifiable net assets of the subsidiaries at the acquisition date. Goodwill at September 30, 2013 amounted to ThUS$ 3,867,188 (ThUS$ 4,213,160 as revised at December 31, 2012).

At June 30, 2013 and December 31, 2012, the Company performed impairment tests based on value in use and no impairment was identified. These tests are done at least once per year.

The recoverable amounts of cash generating units have been determined based on the value in use calculations. These values were determined from estimated cash flows, which have been approved by the Administration. Cash flows beyond this period are extrapolated using the rate long-term growth described below. The main assumptions used are disclosed as follows:

•	Long-term growth rate: We used a growth rate between 4.0% and 5.0% per year.

•	Exchange rate R$ / US$: we used a rate between 2.03 and 2.15 R$ / US $, in line with the expectations of the central bank of Brazil.

•	Discount rate: based on the weighted average cost of capital (WACC - Weighted Average Cost of Capital) we used a rate between 15% and 17%.

•	Fuel Price (Jet Fuel) prices are used in a range of 2.88 and 3.10 US$ / gallon, from futures price curves commodities markets.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the goodwill allocated to the cash generating units, and therefore impairment was not detected.

The sensitivity analysis included individual impact of variations in the key assumptions with impact on the determination of the recoverable amounts, namely:

•	Using a discount rate up to 18%

•	Using a minimum growth rate of 3.5%

•	Using an exchange rate of up to 2.30 R$ / US$

In none of the previous cases was determined an impairment. Additionally, management believes that no reasonable possible combinations of changes in key assumptions would result in an impairment.

The movement of Goodwill from January 1, 2012 to September 30, 2013, is as follows:

	Air transportation business TAM (**)	Coalition and loyalty program Multiplus (**)	Other	Total
	ThUS $	ThUS $	ThUS $	ThUS $

Opening balance as of January 1, 2012	—	—	163,777	163,777
Additions by business combinations	2,118,057	—	—	2,118,057
Amendment initial recognition (*)	1,051,645	846,285	—	1,897,930
Increase (decrease) due to exchange rate differences	38,868	10,378	7,862	57,108

Closing balance as of September 30, 2012 (Unaudited)	3,208,570	856,663	171,639	4,236,872

Opening balance as of October 1, 2012	3,208,570	856,663	171,639	4,236,872
Increase (decrease) due to exchange rate differences	(20,254)	(5,409)	1,951	(23,712)

Closing balance as of December 31, 2012	3,188,316	851,254	173,590	4,213,160

Opening balance as of January 1, 2013	3,188,316	851,254	173,590	4,213,160
Increase (decrease) due to exchange rate differences	(266,647)	(71,192)	(8,133)	(345,972)

Closing balance as of September 30, 2013 (Unaudited)	2,921,669	780,062	165,457	3,867,188

(*)	The amendments to initial recognition includes: changes in fair values determined in accordance with IFRS 3 during the measurement period, including Goodwill allocation to loyalty coalition program of Multiplus and correction of non-significant errors originated before the date of acquisition.
(**)	The amounts presented in September 2012 and December 2012 have been revised in accordance with IFRS 3.

18.2. Business combination

The following information summarizes the business combination process with TAM S.A. and subsidiaries:

(a)	Description of the business combination process with TAM S.A. and Subsidiaries

(b)	Business combination in accordance with IFRS 3

(c)	Revision of the consolidated financial statements for the 2012 accounting period

(d)	Other information

(a)	Description of the Business Combination process with TAM S.A and Subsidiaries

Dated June 22, 2012 the merger was successfully completed between LAN Airlines S.A. (today LATAM Airlines Group S.A.), with Sister Holdco S.A. and Holdco II S.A., two companies specially constituted for the purpose of the association between the Company and TAM S.A. which was reflected in the deed of execution of merger issued by such companies at the same time, and it was rectified by deed dated July 10, 2012. These scriptures recorded the share exchange of Sister Holdco S.A. and Holdco II S.A. for LAN’s shares in one related of 0.9 of LAN’s shares for each Sister Holdco S.A. and Holdco II S.A.. That exchange occurred with the delivery of the respective LAN shares to shareholders of Sister Holdco S.A. and the respective BDRs (“Brazilian Depositary Receipts”) and ADRs (“American Depositary Receipts”) from LAN to the shareholders of Holdco II S.A. abroad on June 27, 2012, that is, TAM shareholders who accepted the exchange offer.

The share exchange offer materialized with the exchange previously referenced was 99.9% of the TAM shares that accepted that TAM would stop being a public company in Brazil, which fulfilled the condition for the cancellation of registration, requirement for the success of the exchange offer.

The capital increase in LATAM Airline S.A originated in the merger is determined by the social capital amount of Sister Holdco S.A. and Holdco II S.A., equivalent to ThUS$ 951,409. The difference between this value and the purchase price (Note 18.2.b), amounting to ThUS$ 2,665,692 was included in “Other reserves” during 2012.

On July 27, 2012, TAM made use of the Squeeze-Out granted by the Brazilian legislation, under which a compulsory could rescue all TAM shares that were not exchanged in the exchange offer or contributed by controlling shareholders of TAM. Since TAM shares received in the exchange offer, plus the shares committed by the controlling shareholders of TAM, represented 95.9% of the total outstanding shares of TAM, the aforementioned condition was met on the remaining 4.1% through the disbursement by TAM of ThUS$ 165,143.

As a consequence of the end of that process: (i) concluded the process of Business Combination of LAN and TAM, and (ii) the renaming of LAN Airlines S.A. to LATAM Airlines Group S.A. became effective.

The costs incurred by LATAM Airline Group S.A. to make the Business Combination amounts to ThUS$ 50,647, and were recorded in the Income statement when they were incurred.

The ownership structure of TAM, after the business combination, is as follows:

TAM S.A.

	Holdco I S.A.		LATAM Airlines Group S.A.		Total Shares
Class of shares	Shares	%	Shares	%

ON (voting rights)	55,413,784	100.00	—		55,413,784
PN (non-votings rights)	—		94,718,931	100.00	94,718,931

Total	55,413,784		94,718,931		150,132,715

Holdco I S.A.

	TEP Chile S.A. (owned by the controlling shareholders of TAM)		LATAM Airlines Group S.A.		Total shares
Class of shares	Shares	%	Shares	%

Series A (voting rights)	938	80.58	226	19.42	1,164
Series B (economic right)	—		55,413,621	100.00	55,413,621

Total	938		55,413,847		55,414,785

TAM is a leading airline in Brazil, with more than 35 years in operation, and as of the date of the business combination it boasted: over 30,000 employees, a fleet of more than 160 aircraft, annual sales surpassing US$7.3 billion, and a 2011 Brazilian market share of 41.2% domestically, and 88.1% of international flights operated by Brazilian-flagged airlines. It is appropriate to point out that Multiplus S.A., a company controlled by TAM S.A., is engaged in the development and administration of client loyalty programs. Multiplus S.A. has been registered in the “Novo Mercado” section on the BMF&Bovespa exchange since February 3, 2010.

Under IFRS 3 this operation has been registered as a business combination consigning to the Company as purchaser of TAM. Besides the fact that LATAM is the one who issuing the shares in the combination, this is based on the economic rights and relative vote relating of the former shareholders of LAN and TAM over the combined entity.

(b) Business combination in accordance with IFRS 3 (*)

IFRS 3 establishes principles and requirements for how the acquirer:

i.	Recognizes and measure the consideration paid;

ii.	Recognizes and measure fair value of identifiable net assets acquired; and

iii.	Recognizes and measure the goodwill acquired.

IFRS 3 provides the acquirer with a reasonable time (measurement period) to obtain the information necessary to identify and measure the three points mentioned above as of the acquisition date. During the measurement period, the acquirer shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period shall not exceed one year from the acquisition date (June 22, 2012). Therefore, some amounts reported in previous financial statements as provisional amounts because the accounting was incomplete have been retrospectively adjusted.

(i)	Consideration paid

The following summarizes the consideration paid for TAM S.A. and subsidiaries:

Number of shares LAN Exchange (a)	Share price at fair value at June 22 exchange rate at June 22 US$ (b)	Total exchange of shares ThUS$ (a) times (b)	Squeeze Out At July 27 at t/c June 22 ThUS$	Total purchase price ThUS$
135,119,066	26.76973	3,617,101	165,143	3,782,244

Value of the share at June 22, 2012 CLP$ 13,489

Exchange rate as of June 22, 2012 503.89 CLP$/US$

Consideration paid was calculated, in accordance with IFRS 3, as the sum of the fair value of the LAN shares provided and the Squeeze-Out cash payment explained in Note 18.2.(a).

(*)	See note 2.2

(ii)	Fair value of identifiable assets acquired and liabilities assumed.

The following table summarizes the fair value of recognized amounts of identifiable assets acquired and liabilities assumed at the acquisition date.

Fair value
ThUS$

Cash and cash equivalents	263,986
Other financial assets	810,079
Other non-financial assets	324,170
Trade and other accounts receivable	1,004,331
Inventories	66,287
Tax assets	145,626
Assets held for sale	8,865
Airport Slots	1,472,625
Loyalty program	517,304
Other intangible assets	281,552
Fleet	3,178,065
Other property, plant and equipment	1,063,036
Other financial liabilities	(4,802,902)
Other non-financial liabilities	(1,445,463)
Trade and other accounts payables	(1,473,579)
Other provisions	(1,429,012)
Employee benefits	(18,580)
Tax liabilities	(65,185)
Deferred tax	(31,940)
Accounts payable to related entities	(82)

Net assets at fair value	(130,817)

•	The airport slots (landing and take-offs) have been measured at fair value at the date of the combination, using the net present value of projected EBIT of those routes going through those airports where slots were acquired as part of the business combination (Congonhas, JFK and Heathrow); and its useful lives are classified as indefinite, which shall be subject to impairment test annually.

•	Customer loyalty program “Multiplus” fair value has been measured using estimated discounted cash flows related to the mentioned intangible as of the acquisition date and its useful lives are classified as indefinite, which shall be subject to impairment test annually.

•	Fair value of fleet was measured using market values and considering model, age and actual maintenance conditions of each airplane. Additionally, in relation with those airplanes under operative lease, maintenance cost and devolution cost have been provided for.

•	Fair value of Other provisions is related with the recognition of contingent liabilities assumed in a business combination even if it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, according to IFRS 3.

•	As part of the purchase price allocation required under IFRS 3 carried out during the first half of 2013, errors were identified and corrected that were not material at the LATAM level. These errors originated from TAM S.A. and Subsidiaries.

iii.	Goodwill acquired

The financial statements of LATAM Airlines Group S.A. include goodwill recorded to the value of ThUS$ 4,015,987 calculated and assigned to corresponding segments. The following table summarizes the consideration paid, the fair value of assets acquired, liabilities assumed, non-controlling interest and goodwill acquired at the acquisition date.

	ThUS$	ThUS$

Purchase price		3,782,244

Less:
Historic net assets	578,559
Fair value adjustment:
Airport Slots	(1,472,625)
Loyalty program	(517,304)
Fleet (included maintenance)	723,364
Other provisions	1,157,419
Error correction	584,126
Deferred tax	104,342
Other	130,054

Total Fair value adjustment	709,376

Total net assets at fair value	(130,817)	(130,817)
Non-controlling interest		102,926

Goodwill restated at June 22, 2012		4,015,987

Exchange rate differences		(314,256)

Goodwill at September 30, 2013 (Unaudited)		3,701,731

The following table summarizes Goodwill acquired by segments.

	Goodwill restated at June 22, 2012	Conversion adjustment	Goodwill at September 30, 2013
	ThUS$	ThUS$	ThUS$
			Unaudited
Goodwill assigned to the air transportation business TAM	3,169,702	(248,033)	2,921,669
Goodwill assigned to the coalition and loyalty program Multiplus	846,285	(66,223)	780,062

Total Goodwill	4,015,987	(314,256)	3,701,731

Non-controlling interest have been measured and recognized at fair value.

(c)	Retrospective revision to 2012 consolidated financial statements.

As required by IFRS, during the first half of 2013, based on new information obtained about facts and circumstances that existed as of the acquisition date, Latam Airlines Group S.A. has retrospectively adjusted the amounts presented in the December 31, 2012 consolidated financial statements. Adjustments are related to the fair value of: fleet, customer loyalty programs and provisions, and to non-material errors identified related to Deferred income and Tax liabilities that existed before the acquisition date.

•	The impact of the fair value adjustments mentioned above at December 31, 2012 increased total assets by US$ 485 million, increased total liabilities by US$ 1.039 million and decreased net results by US$ 19 million for the period then ended.

•	The impact of errors adjustments mentioned above at December 31, 2012 had an impact of US$ 416 million in relation with Revenue and deferred revenue, US$ 183 million in relation with Taxes and Income taxes, and US$ 11 million (loss) for the period then ended.

The revised amounts of the statement of financial position at June 22, 2012, date of the business combination of TAM S.A. and its subsidiaries are as follows:

	Fair value at June 22, 2012		Variation	Fair value modification		Errors on Revenue and deferred revenue cycle	Errors on Tax and deferred taxes cycle
	publicated at June 30, 2013	publicated at december 31, 2012
	ThUS $	ThUS $	ThUS $	ThUS $		ThUS $	ThUS $
	Unaudited

Cash and cash equivalents	263,986	263,986	—	—		—	—
Other financial assets	810,079	810,079	—	—		—	—
Other non-financial assets	324,170	333,086	(8,916)	(8,916)		—	—
Trade and other accounts receivable	1,004,331	1,035,692	(31,361)	(15,686)		(15,675)	—
Inventories	66,287	69,823	(3,536)	(3,434)		(102)	—
Tax assets	145,626	156,215	(10,589)	(28,897)		(22)	18,330
Assets held for sale	8,865	8,865	—	—		—	—
Airport slots	1,472,625	1,472,625	—	—		—	—
Loyalty programs	517,304	—	517,304	517,304	(a)	—	—
Other intangible assets	281,552	268,190	13,362	13,385		(23)	—
Fleet	3,178,065	3,176,372	1,693	1,693		—	—
Other property, plant and equipment	1,063,036	1,057,220	5,816	5,816		—	—
Other financial liabilities	(4,802,902)	(4,802,902)	—	—		—	—
Other non-financial liabilities	(1,445,463)	(1,064,782)	(380,681)	16,847		(397,528)	—
Trade and other accounts payables	(1,473,579)	(1,077,784)	(395,795)	(406,153	) (b)	10,358	—
Other provisions	(1,429,012)	(634,076)	(794,936)	(742,180	) (c)	—	(52,756)
Employee benefits	(18,580)	—	(18,580)	(18,580)		—	—
Tax liabilities	(65,185)	(65,185)	—	—		—	—
Deferred taxes	(31,940)	(22,109)	(9,831)	136,877		—	(146,708)
Accounts payable to related entities	(82)	(82)	—	—		—	—

Net assets at fair value	(130,817)	985,233	(1,116,050)	(531,924)		(402,992)	(181,134)

The main changes made to the fair value correspond to:

(a)	Loyalty program

Complementing the mentioned in Note 18.2 (b) ii, the company has recognized as an intangible asset the loyalty program and coalition of Multiplus. The program provides a system of coalition flexible and interrelated among its partners and members, which allows a considerable increase in consumer loyalty. This program has been valued at fair value using the income approach, through cash flows from the margins attributed to intangible. His life has been regarded as indefinite, based on the ability to maintain and renew the relationship between strategic partners among others aspects.

(b)	Trade and other accounts payables

The main fair values reflected in this category are:

•	Maintenance liability: It has been adjusted the initial valuation of major maintenance of the leased fleet, taking into consideration the detailed review of all lease contracts and updates the initial calculation (ThUS$ 303,377).

•	Aircraft return provision: There was registered a provision to cover the additional cost related with the return of aircraft. This is for the portion accrued at the date of the business combination (ThUS$ 38,818).

•	Aircraft operating leasing adjustment: There was registered a provision for the difference between the fair value and the real value of future rents under operating leasing (ThUS$ 53,600).

(c)	Other provision

The fair value of other provision, correspond to those contingencies with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be registered in the context of a business combination in accordance with IFRS 3.

The detailed fair values for other provision are as follows:

	ThUS$	ThUS$
Civil cases		3,398
Labor disputes		(5,524)
Litigation and tax criteria		744,306
Direct taxes	516,292
Indirect taxes	228,014

Total		742,180

Civil cases correspond to approximately 7,000 cases involving different demands of civil order, filed against the company and whose loss probability is less than 50%.

The labor disputes are approximately 2,200 cases involving different demands of labor order, filed against the company and whose loss probability is less than 50%.

The litigation and tax criteria correspond to approximately 500 cases involving to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage, and whose probability of loss is less than 50%.

In the process of determining the fair values of the net assets of TAM S.A. and its Subsidiaries, at the date of the business combination, non-significant errors were detected, at the LATAM level, in Deferred income and Tax liabilities, the nature of these errors correspond to:

•	Revenue and deferred revenue cycle

Differences between the general ledger and the sub-ledger, corresponding to deferred revenue not recognized related with unused tickets.

The correction of this difference resulted in decreases in the following items of the Statement of financial position of TAM S.A. and its Subsidiaries at June 22, 2012: Trade and other accounts receivable for ThUS$ 15,675, other items of assets for ThUS$ 147 and Trade payables and other accounts payable ThUS$ 10,358, and increases in Other financial liabilities non-current of ThUS$ 397,528.

•	Tax and deferred taxes cycle

Errors in the determination of annual taxable income used to calculate of deferred tax and the re-calculation and correction of statements, product of changes in the method of determination of tax credits.

The corrections of this errors resulted in the increase of the following items of the Statement of financial position of TAM S.A. and its Subsidiaries at June 22, 2012: Tax assets for ThUS$ 18,330, Other long term provision for ThUS$ 52,756 and Deferred tax liabilities for ThUS$ 146,708.

The adjustments to LATAM Airlines Group SA and subsidiaries, for each type of error between the acquisition date and December 31, 2012 were:

•	Revenue and deferred revenue cycle

During this period the adjustments are complementary to the error correction made at the acquisition date, and the main modified items are: Trade and other accounts receivables (increase of ThUS$ 40,856) and Other financial liabilities non-current (increase of ThUS$ 50,393) with effect Revenue (loss of ThUS$ 10,236).

•	Tax and deferred taxes cycle

During this period the adjustments are complementary to the error correction made at the acquisition date, and the main modified items are: Other provisions non-current (increase of ThUS$ 1,581) and Deferred tax liabilities (decrease of ThUS$ 1,139) with effect on Revenue (loss of ThUS$ 1,581) and loss tax expense (less expense of ThUS$ 1,139).

The effects resulting from the fair value adjustments and errors at December 31, 2012 were the following:

	Revised amount for the year ended at december 31, 2012	Historical amounts for the year ended at december 31, 2012	Variation	Fair value modification		Errors on Revenue and deferred revenue cycle	Errors on Tax and deferred taxes cycle
	ThUS $	ThUS $	ThUS $	ThUS $		ThUS $	ThUS $
	Unaudited
Revenue	9,710,372	9,722,189	(11,817)	—		(10,236)	(1,581)
Cost of sale	(7,634,453)	(7,642,643)	8,190	8,190	(*)	—	—

Gross margin	2,075,919	2,079,546	(3,627)	8,190		(10,236)	(1,581)

Other income	220,156	220,156	—	—		—	—
Distribution cost	(803,619)	(803,619)	—	—		—	—
Administrative expenses	(888,654)	(869,504)	(19,150)	(19,150	) (**)	—	—
Other expenses	(311,753)	(311,753)	—	—		—	—
Other gains / (losses)	(45,831)	(38,750)	(7,081)	(7,081	) (*)	—	—

Gains (losses) from operating activities	246,218	276,076	(29,858)	(18,041)		(10,236)	(1,581)

Financial income	77,489	77,489	—	—		—	—
Financial cost	(294,598)	(294,598)	—	—		—	—
			—	—		—	—
Equity accounted earning	972	972	—	—		—	—
Foreign exchange gains / (losses)	66,685	66,685	—	—		—	—
Result of indexation units	(22)	(22)	—	—		—	—

Income (loss) before taxes	96,744	126,602	(29,858)	(18,041)		(10,236)	(1,581)
Income (loss) tax expenses	(102,386)	(102,212)	(174)	(1,313)		—	1,139

NET INCOME (LOSS) FOR THE PERIOD	(5,642)	24,390	(30,032)	(19,354)		(10,236)	(442)

Income (loss) attributable to owners of the parent	(19,076)	10,956	(30,032)	(19,354)		(10,236)	(442)
Income (loss) attributable to non-controlling interest	13,434	13,434	—	—		—	—

Net income (loss) for the period	(5,642)	24,390	(30,032)	(19,354)		(10,236)	(442)

(*)	Correspond mainly to the impact on the results of fair value operational leasing adjustments.
(**)	Correspond mainly to the impact on the results of fair value credit card chargeback adjustments.

(d)	Other information

The income contribution of TAM S.A. and Subsidiaries during the first nine months of 2013 was ThUS$ 5,021,902, the net result considered in the consolidated financial statements of the group, for the nine month period ended at September 30, 2013, was a loss of ThUS$ (408,050).

NOTE 19 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of September 30, 2013	As of December 31, 2012	As of September 30, 2013	As of December 31, 2012	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Construction in progress	874,579	1,153,003	—	—	874,579	1,153,003
Land	61,406	65,307	—	—	61,406	65,307
Buildings	252,807	245,939	(75,148)	(70,869)	177,659	175,070
Plant and equipment	8,658,353	7,942,957	(1,813,156)	(1,635,532)	6,845,197	6,307,425
Own aircraft	7,640,446	6,979,985	(1,448,208)	(1,278,739)	6,192,238	5,701,246
Other	1,017,907	962,972	(364,948)	(356,793)	652,959	606,179
Machinery	75,958	76,956	(41,827)	(41,799)	34,131	35,157
Information technology equipment	181,212	171,568	(135,607)	(131,105)	45,605	40,463
Fixed installations and accessories	92,278	81,252	(44,342)	(38,909)	47,936	42,343
Motor vehicles	75,097	70,706	(51,019)	(48,451)	24,078	22,255
Leasehold improvements	30,722	87,004	(13,959)	(65,276)	16,763	21,728
Other property, plants and equipment	4,963,536	5,814,689	(1,848,443)	(1,870,364)	3,115,093	3,944,325
Financial leasing aircraft	4,792,022	5,659,575	(1,806,634)	(1,830,273)	2,985,388	3,829,302
Other	171,514	155,114	(41,809)	(40,091)	129,705	115,023

Total	15,265,948	15,709,381	(4,023,501)	(3,902,305)	11,242,447	11,807,076

The movement in the different categories of Property, plant and equipment from January 1, 2012 to September 30, 2013 is shown below:

(a)	As of September 30, 2012

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2012	1,087,563	35,673	77,938	4,141,985	22,591	35,098	1,637	31,499	493,998	5,927,982

Additions	25,332	—	2,758	1,437,469	8,151	3,180	326	422	139,792	1,617,430
Acquisitions through business combinations	553,781	46,373	87,338	469,650	16,990	1,696	4,099	—	3,061,174	4,241,101
Disposals	(27)	—	—	(24,546)	(16)	—	—	—	(6)	(24,595)
Transfers (to) from non-current assets (or disposal groups)	(2,256)	(11,895)	—	(6,655)	—	—	—	—	—	(20,806)
Retirements	(168)	—	(1,100)	(69,530)	(147)	(259)	(55)	—	(9,894)	(81,153)
Depreciation expenses	—	—	(2,301)	(215,787)	(7,560)	(4,250)	(773)	(12,854)	(169,836)	(413,361)
Conversion difference subsidiaries	6,032	569	1,250	6,122	184	(3)	5	770	45,553	60,482
Other increases (decreases)	(47,878)	—	67	(465,838)	(155)	1,347	8	231	491,325	(20,893)

Changes, total	534,816	35,047	88,012	1,130,885	17,447	1,711	3,610	(11,431)	3,558,108	5,358,205

Closing balance as of September 30, 2012 (Unaudited)	1,622,379	70,720	165,950	5,272,870	40,038	36,809	5,247	20,068	4,052,106	11,286,187

(b)	As of December 31, 2012

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of October 1, 2012	1,622,379	70,720	165,950	5,272,870	40,038	36,809	5,247	20,068	4,052,106	11,286,187

Additions	9,553	—	14,591	1,365,773	3,475	4,656	132	4,246	14,207	1,416,633
Disposals	—	(5,116)	(4,821)	(49,108)	1	—	(28)	—	1	(59,071)
Transfers (to) from non-current grupos en desapropiación	—	—	—	(43,255)	—	—	—	—	—	(43,255)
Retirements	(113)	—	—	(67,349)	(804)	(2)	(7)	(82)	(8,904)	(77,261)
Depreciation expenses	—	—	(1,010)	(103,791)	(7,422)	(2,276)	(543)	(3,578)	(80,493)	(199,113)
Conversion difference subsidiaries	(4,188)	(297)	(3,620)	(3,497)	3,784	533	(106)	(770)	(28,828)	(36,989)
Other increases (decreases)	(474,628)	—	3,980	(11,528)	1,391	2,623	27	1,844	(3,764)	(480,055)

Changes, total	(469,376)	(5,413)	9,120	1,087,245	425	5,534	(525)	1,660	(107,781)	520,889

Closing balance as of December 31, 2012	1,153,003	65,307	175,070	6,360,115	40,463	42,343	4,722	21,728	3,944,325	11,807,076

(c) As of September 30, 2013

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2013	1,153,003	65,307	175,070	6,360,115	40,463	42,343	4,722	21,728	3,944,325	11,807,076

Additions	13,042	—	10,154	1,400,176	16,604	5,953	288	—	36,200	1,482,417
Disposals	—	—	—	(118,295)	(31)	—	(73)	—	(644,637)	(763,036)
Retirements	(466)	—	(55)	(47,693)	(257)	(15)	(10)	—	(14,298)	(62,794)
Depreciation expenses	—	—	(8,880)	(343,874)	(10,264)	(6,134)	(235)	(6,302)	(257,565)	(633,254)
Conversion difference subsidiaries	(39,280)	(3,901)	(7,375)	(48,539)	(2,106)	(995)	(263)	—	(230,348)	(332,807)
Other increases (decreases)	(251,720)	—	8,745	(300,298)	1,196	6,784	(2,615)	1,337	281,416	(255,155)

Changes, total	(278,424)	(3,901)	2,589	541,477	5,142	5,593	(2,908)	(4,965)	(829,232)	(564,629)

Closing balance as of September 30, 2013 (Unaudited)	874,579	61,406	177,659	6,901,592	45,605	47,936	1,814	16,763	3,115,093	11,242,447

(d)	Composition of the fleet

Aircraft included in the Company’s Property, plant and equipment:

Aircraft	Model	As of September 30, 2013	As of December 31, 2012
		Unaudited

Boeing 767	300	3	3
Boeing 767	300ER	34	30
Boeing 767	300F	8	8
Boeing 777	300ER	8	8
Boeing 777	Freighter	2	2
Boeing 787	800	3	3
Airbus A318	100	1	5
Airbus A319	100	39	39
Airbus A320	200	93	76
Airbus A321	200	9	8
Airbus A330	200	8	18
Airbus A340	300	2	2
Airbus A340	500	2	2

Total		212	204

Operating leases:

Aircraft	Model	As of September 30, 2013	As of December 31, 2012
		Unaudited

Boeing 767	300ER	6	8
Boeing 767	300F	4	4
Boeing 777	300ER	2	—
Boeing 777	Freighter	2	2
Boeing 787	800	1	—
Airbus A319	100	16	18
Airbus A320	200	64	65
Airbus A321	200	1	1
Airbus A330	200	12	2
Airbus A340	300	3	3
Boeing 737	700	6	6
Bombardier	Dhc8-200	7	10
Bombardier	Dhc8-400	3	4

Total		127	123

Total fleet		339	327

(e)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum

Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	3	20

(*)	Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

As a result of the business combination with TAM S.A. and Subsidiaries 65 aircraft were incorporated with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

Additionally, for the same business combination, 5 aircraft were added under operating lease contracts, which according to the stated policy, are classified as finance leases because the present value of the payments represents most of the economic value of the property. The useful life assigned is 6 years, according to the duration of the contracts.

(**)	Aircraft with remarketing clause are those that are required to sell at the end of the contract.

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 633,254 (ThUS$ 413,361 for the period ended September 30, 2012). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

(f)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

In the period ended September 30, 2013, we added direct guarantees for four Boeing 767-300 aircraft, seventeen Airbus A320 and one Airbus A321 aircraft. Moreover, the Company sold its interest in the permanent establishments Mirlo Leasing LLC, Osprey Leasing Limited, and subsidiary Conure Leasing Limited. Product of the above direct guarantees associated with a Boeing 767-300 aircraft, two aircraft Airbus A320-200s and eight Airbus A319-100 aircraft were eliminated. Additionally, guarantees for six A318-100 aircraft were removed from their sale.

Description of Property, plant and equipment pledged as guarantee:

			As of September 30, 2013		As of December 31, 2012
Creditor of guarantee	Assets committed	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
			ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited

Wilmington	Aircraft and engines	Boeing 767	1,471,382	1,859,497	1,296,704	1,640,071
Trust Company		Boeing 777 / 787	798,001	905,890	858,221	937,074

Banco Santander S.A.	Aircraft and engines	Airbus A319	75,960	106,879	81,698	111,458
		Airbus A320	658,460	849,163	626,317	782,609
		Airbus A321	43,892	49,510	—	—

BNP Paribas	Aircraft and engines	Airbus A318	16,367	20,477	121,172	150,026
		Airbus A319	215,334	286,433	360,100	501,836
		Airbus A320	203,839	265,810	261,139	333,105

Credit Agricole	Aircraft and engines	Airbus A319	35,248	101,482	44,002	107,625
		Airbus A320	61,517	127,430	68,096	156,355
		Airbus A340	5,001	128,832	19,531	105,349

JP Morgan	Aircraft and engines	Boeing 777	264,664	302,447	280,698	324,159

Wells Fargo	Aircraft and engines	Airbus A320	338,241	390,318	—	—

Bank of Utah	Aircraft and engines	Airbus A320	210,720	262,429	—	—

Total direct guarantee			4,398,626	5,656,597	4,017,678	5,149,667

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at September 30, 2013 amounted to ThUS$ 2,249,849 (ThUS$ 2,888,753 at December 31, 2012). The book value of assets with indirect guarantees as of September 30, 2013 amounts to ThUS$ 2,926,572 (ThUS$ 3,777,715 as of December 31, 2012).

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	266,719	188,214

Commitments for the acquisition of aircraft (*)	24,800,000	24,500,000

In December 2009, the Company signed a purchase commitment with Airbus S.A.S. for the purchase of 30 aircraft of the A320 family with deliveries between 2011 and 2016. Later, in December 2010 the Company signed a new commitment to this manufacturer for the acquisition of 50 aircraft of the same family with deliveries between 2012 and 2016. Additionally, in June 2011, a contract was signed for 20 additional aircraft of the A320 NEO family with deliveries between 2017 and 2018.

With regards to the above, as of September 30, 2013, and as a result of different aircraft purchase contracts signed with Airbus S.A.S., there remain 67 Airbus aircraft of the A320 family to be delivered between 2013 and 2018. The approximate amount is ThUS$ 5,900,000, according to the manufacturer’s price list. Additionally, the Company has active purchase options for 4 A320 NEO aircraft.

On October 2007, we signed a binding purchase agreement with The Boeing Company for the purchase of 26 Boeing 787 aircraft with deliveries starting in 2012. Moreover, purchase contracts were signed with the same manufacturer in February, May and December 2011, 3, 5 and 2 aircraft 767-300, respectively.

As of September 30, 2013, and as a result of different aircraft purchase contracts signed with The Boeing Company, remain to receive a total of 22 787 Dreamliner aircraft, with delivery dates between 2013 and 2018. The approximate amount, according to the manufacturer’s price list, is ThUS$ 4,500,000. Additionally, the Company has valid purchase options for 15 787 Dreamliner aircraft.

The acquisition of these aircraft is part of the strategic plan for the long-term fleet. This plan also involves the sale of 15 Airbus A318 model between 2011 and 2013. It is estimated that this sale will have no significant impact on results. During 2011 the first 5 aircraft were sold and during 2012 another 3 were sold. In the first quarter of 2013, 2 aircraft were sold, in the second quarter of 2013, 2 aircraft were sold, in the third quarter of 2013, 2 aircraft were sold and there are plans to sell the last A318 during the last quarter of 2013.

Additionally, as a result of the business combination with TAM S.A. and Subsidiaries the following commitments are incorporated:

In November 2006, a purchase commitment was signed with Airbus S.A.S. for the acquisition of 31 A320 family aircraft and 6 A330-200 aircraft, with deliveries between 2007 and 2010. Subsequently, in January 2008 signed a new commitment for the acquisition of 20 additional A320 family aircraft and 4 aircraft A330-200, with deliveries between 2010 and 2014, also signed a purchase commitment for 22 A350 aircraft. In July 2010, signed a purchase commitment with Airbus S.A.S. for the acquisition of 20 A320 family aircraft with deliveries between 2014 and 2015 and on the same date the option was exercised to purchase 5 A350. In October 2011, a new commitment was signed to this manufacturer for the acquisition of 10 additional aircraft of the A320 family with deliveries between 2016 and 2017, plus 22 family aircraft A320 NEO with deliveries between 2016 and 2018.

With the above, at September 30, 2013, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., remain to receive 62 aircraft Airbus A320 family, with deliveries between 2013 and 2018, and 27 Airbus aircraft A350 family with delivery dates starting from 2015. Additionally, the Company has valid purchase options for 10 A320 NEO family aircraft and 5 Airbus A350.

In December 2008, a new commitment purchase agreement was signed with The Boeing Company for 2 777 aircraft with deliveries in 2013, and in February 2011 an agreement was signed for the purchase of another 2 777 aircraft with deliveries in 2014.

With the above, at September 30, 2013, due to the various purchase contracts signed with The Boeing Company, remain to receive 2 777 aircraft. Additionally, the Company has valid purchase options for 2 777 aircraft.

The approximate amount of individual purchase contracts incorporated for the effect of the business combination with TAM S.A. and Subsidiaries is ThUS$ 14,400,000, according to the manufacturers price list.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended September 30,
		2013	2012
		Unaudited
Average rate of capitalization of capitalized interest costs	%	3.48	3.14
Costs of capitalized interest	ThUS$	23,837	42,700

(iv)	Financial leases

The detail of the main financial leases is as follows:

Lessor	Aircraft	Model	As of September 30, 2013	As of December 31, 2012
			Unaudited
Agonandra Statutory Trust	Airbus A319	100	4	4
Agonandra Statutory Trust	Airbus A320	200	2	2
Air Canada	Airbus A340	500	2	2
AW MSI (AW AS)	Boeing 767	300	3	3
Bluebird Leasing LLC	Boeing 767	300F	2	2
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	—
Eagle Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	6
Intraelo BETA Corporation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	2	2
Linnet Leasing Limited	Airbus A320	200	4	4
Mirlo Leasing LLC	Boeing 767	300ER	1	—
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	—
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LT D (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A320	200	12	12
TMF Interlease Aviation B.V.	Airbus A330	200	1	1
TMF Interlease Aviation II B.V.	Airbus A319	100	5	5
TMF Interlease Aviation II B.V.	Airbus A320	200	2	2
TMF Interlease Aviation III B.V.	Airbus A319	100	3	3
TMF Interlease Aviation III B.V.	Airbus A320	200	12	12
TMF Interlease Aviation III B.V.	Airbus A321	200	7	7
TMF Interlease Aviation III B.V.	Airbus A330	200	—	10
Wacapou Leasing S.A	Airbus A320	200	1	1
Wells Fargo Bank North National Association (ILFC)	Airbus A330	200	1	1

Total			100	102

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of September 30, 2013 the Company had one hundred aircraft (one hundred and two aircraft as of December 31, 2012).

During the first quarter of 2013, due to the sale of its participation in the permanent establishments Mirlo Leasing LLC, Osprey Leasing Limited, and subsidiary Conure Leasing Limited, the Company increased its number of aircraft on lease by one Boeing 767-300, two A320-200 and eight Airbus A319-100. Therefore, these aircraft were reclassified from the Plant and equipment category to the category Other property plant and equipment.

Additionally, during the second quarter of 2013 the contracts system applied to ten A330-200 aircraft was changed from financial leasing to operative leasing. As a result, the mentioned aircraft are no longer included under Property, plant, and equipment.

During to the third quarter of 2013, the option was exercised to purchase 3 A330-200. Therefore, these aircraft were reclassified from the Other property plant and equipment category to the category Plant and equipment.

As a result of the business combination 81 aircraft capital leases were added as financial leasing, and during the third quarter of 2012 two more Airbus A320-200 were added in this way.

The book value of assets under financial leases as of September 30, 2013 amounts to ThUS$ 2,999,425 (ThUS$ 3,863,193 as of December 31, 2012).

The minimum payments under financial leases are as follows:

As of September 30, 2013 (Unaudited)
	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$
No later than one year	691,739	(277,661)	414,078
Between one and five years	1,515,569	(198,833)	1,316,736
Over five years	696,530	(22,646)	673,884

Total	2,903,838	(499,140)	2,404,698

As of December 31, 2012
	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$
No later than one year	523,033	(66,090)	456,943
Between one and five years	1,687,596	(186,145)	1,501,451
Over five years	1,135,262	(57,455)	1,077,807

Total	3,345,891	(309,690)	3,036,201

NOTE 20 - TAXES AND DEFERRED TAXES

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same tax authority.

The balances of deferred taxes are as follows:

	Assets		Liabilities
Concept	As of September 30, 2013	As of December 31, 2012	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Depreciation	(18,485)	(662)	549,278	454,183
Leased assets	(73,730)	—	136,131	268,619
Amortization	(58,826)	15,148	66,931	91,911
Provisions	476,290	34,704	(87,467)	(520,719)
Revaluation of financial instruments	—	5,178	(14,609)	(31,741)
Tax losses	300,423	105,652	(266,734)	(314,926)
Revaluation property, plant and equipment	12,170	—	—	(22,892)
Intangibles	(461,163)	—	162,121	680,167
Others	35,649	3,047	14,552	(25,263)

Total	212,328	163,067	560,203	579,339

The balance of deferred tax assets and liabilities are composed principally of temporary differences to reverse in the long term.

Movements of Deferred tax assets and liabilities from January 1, 2012 to September 30, 2013 are as follows:

(a)	From January 1 to September 30, 2012

	Opening balance assets/ (liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Incorporation by business combination	Exchange rate variation	Effect from change in tax rate	Others	Ending balance asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(339,288)	(41,791)	—	(34,512)	(423)	(59,776)	—	(475,790)
Leased assets	(65,240)	(38,243)	—	(31,533)	(387)	(11,513)	—	(146,916)
Amortization	(22,412)	(7,211)	—	(18,614)	(228)	(6,471)	—	(54,936)
Provisions	(37,759)	(8,712)	—	512,487	6,285	(8,353)	—	463,948
Revaluation of financial instruments	28,788	(8,169)	10,797	12,785	157	5,080	—	49,438
Tax losses	118,597	117,363	—	134,833	1,653	14,334	—	386,780
Revaluation property, plant and equipment	—	—	—	59,474	729	—	—	60,203
Intangibles	—	—	—	(676,197)	(8,292)	—	—	(684,489)
Others	7,837	(41,792)	(6,024)	34,577	423	1,080	1,021	(2,878)

Total	(309,477)	(28,555)	4,773	(6,700)	(83)	(65,619)	1,021	(404,640)

(b)	From October 1 to December 31, 2012

	Opening balance assets/ (liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Incorporation by business combination	Exchange rate variation	Effect from change in tax rate	Others	Ending balance asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(475,790)	20,725	—	—	220	—	—	(454,845)
Leased assets	(146,916)	(121,904)	—	—	201	—	—	(268,619)
Amortization	(54,936)	(21,946)	—	—	119	—	—	(76,763)
Provisions	463,948	94,751	—	—	(3,276)	—	—	555,423
Revaluation of financial instruments	49,438	920	(13,420)	—	(19)	—	—	36,919
Tax losses	386,780	34,659	—	—	(861)	—	—	420,578
Revaluation property, plant and equipment	60,203	(36,931)	—	—	(380)	—	—	22,892
Intangibles	(684,489)	—	—	—	4,322	—	—	(680,167)
Others	(2,878)	44,479	3,290	—	(589)	—	(15,992)	28,310

Total	(404,640)	14,753	(10,130)	—	(263)	—	(15,992)	(416,272)

(c)	From January 1 to September 30, 2013 (Unaudited)

	Beginning balance asset (liability)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(454,845)	(115,822)	—	2,904	—	(567,763)
Leased assets	(268,619)	56,105	—	2,653	—	(209,861)
Amortization	(76,763)	(50,560)	—	1,566	—	(125,757)
Provisions	555,423	51,445	—	(43,111)	—	563,757
Revaluation of financial instruments	36,919	(9,363)	(11,809)	(1,138)	—	14,609
Tax losses	420,578	157,922	—	(11,343)	—	567,157
Revaluation property, plant and equipment	22,892	(5,719)	—	(5,003)	—	12,170
Intangibles	(680,167)	—	—	56,883	—	(623,284)
Others	28,310	14,114	—	(2,541)	(18,786)	21,097

Total	(416,272)	98,122	(11,809)	870	(18,786)	(347,875)

Deferred tax assets not recognized:

	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Tax losses	3,720	1,439

Total Deferred tax assets not recognized	3,720	1,439

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. The Company has not recognized deferred tax assets of ThUS$ 3,720 (ThUS$ 1,439 at December 31, 2012) compared to a loss of ThUS$ 15,512 (ThUS$ 5,265 at December 31, 2012) to offset against future years tax benefits.

Expense (income) for deferred and current income taxes for the periods ended at September 30, 2013 and September 30, 2012, respectively, are as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Expense for current income tax
Current tax expense	57,101	20,445	20,687	21,889
Adjustment to previous period’s current tax	(4,423)	(7,673)	(4,669)	1,702
Other current tax expense	(300)	14	(300)	4

Total current tax expense, net	52,378	12,786	15,718	23,595

Expense for deferred income taxes
Deferred expense for taxes related to the creation and reversal of temporary differences	(98,199)	89,608	35,803	46,978
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	77	4,566	557	2,254

Total deferred tax expense, net	(98,122)	94,174	36,360	49,232

Income tax expense	(45,744)	106,960	52,078	72,827

Composition of income tax expense (income):

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	44,202	17,174	13,524	19,466
Current tax expense, net, Chile	8,176	(4,388)	2,194	4,129

Total current tax expense, net	52,378	12,786	15,718	23,595

Deferred tax expense, net, foreign	(126,524)	(34,382)	22,199	(34,135)
Deferred tax expense, net, Chile	28,402	128,556	14,161	83,367

Deferred tax expense, net, total	(98,122)	94,174	36,360	49,232

Income tax expense	(45,744)	106,960	52,078	72,827

Reconciliation of tax expense using the legal rate to the tax expense using the effective rate:

	For the periods ended September 30,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Tax expense using the legal rate	(56,145)	30,808

Tax effect of legal rate change	—	70,442
Tax effect of rates in other jurisdictions	(41,840)	(11,340)
Tax effect of non-taxable operating revenues	(25,702)	(833)
Tax effect of disallowable expenses	77,410	18,722
Other increases (decreases) in legal tax charge	533	(839)

Total adjustments to tax expense using the legal rate	10,401	76,152

Tax expense using the effective rate	(45,744)	106,960

Reconciliation of legal tax rate to effective tax rate:

	For the periods ended September 30,
	2013	2012
	%	%
	Unaudited
Legal tax rate (*)	20.00	20.00

Effect of tax rates for legal rate change	—	45.73
Effect of tax rates in other jurisdictions	14.90	(7.36)
Effect of tax rate on non-taxable operating revenues	9.15	(0.54)
Effect of tax rate on disallowable expenses	(27.57)	12.15
Other increase (decrease) in legal tax rate	(0.19)	(0.54)

Total adjustment to the legal tax rate	(3.71)	49.44

Total effective tax rate	16.29	69.44

(*)	On September 27, 2012, the Law N° 20,630 was published in the Official Journal that “Improves Tax Legislation and Finance Education Reform”. Among the major tax reforms that the amending Law contains, the First Category Tax Rate was modified which must be declared and paid beginning in the 2013 tax year.

The above implies, that the rate of income tax for the tax year 2013 is 20%. Therefore, for purposes of the closing financial statements beginning as of September 30, 2012, this should be considered in determining the provision for income taxes and the determination of deferred tax rate of 20%.

Deferred taxes related to items charged to net equity:

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	(11,809)	4,773	(3,451)	6,002
Aggregate deferred taxation related to items charged to net equity	—	(257)	—	(257)

Total deferred taxes related to items charged to net equity	(11,809)	4,516	(3,451)	5,745

Deferred tax effects of the components of other comprehensive income:

	As of September 30, 2013 (Unaudited)
	Amount before taxes	Income tax expense (income)	Amount after taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	(68,307)	11,809	(56,498)
Translation adjustment	391,143	—	391,143

		11,809

	As of September 30, 2012 (Unaudited)
	Amount before taxes	Income tax expense (income)	Amount after taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	21,267	(10,797)	10,470
Translation adjustment	(32,535)	6,024	(26,511)

		(4,773)

NOTE 21 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	2,679,883	1,977,255
(b) Derivatives not recognized as a hedge	4,425	4,477
(c) Hedge derivatives	66,565	65,598

Total current	2,750,873	2,047,330

Non-current
(a) Interest bearing loans	7,439,545	7,582,302
(b) Derivatives not recognized as a hedge	2,426	5,515
(c) Hedge derivatives	62,662	111,040

Total non -current	7,504,633	7,698,857

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	857,949	242,955
Bank loans	690,707	519,762
Guaranteed obligations	452,425	411,313

Subtotal bank loans	2,001,081	1,174,030
Obligation with the public	212,501	273,682
Financial leases	425,036	471,896
Other loans	41,265	57,647

Total current	2,679,883	1,977,255

Non-current
Bank loans	359,608	219,319
Guaranteed obligations	3,826,471	3,432,919

Subtotal bank loans	4,186,079	3,652,238
Obligation with the public	1,118,711	1,123,840
Financial leases	1,992,942	2,615,924
Other loans	141,813	190,300

Total non-current	7,439,545	7,582,302

Total obligations with financial institutions	10,119,428	9,559,557

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of repricing of the loan.

Currency balances that make the interest bearing loans at September 30, 2013 and December 31, 2012, are as follows:

	As of September 30, 2013	As of December 31, 2012
Currency	ThUS$	ThUS$
	Unaudited

Argentine peso	48,722	—
Brazilian real	273,938	326,394
Chilean peso	291,752	—
Euro	1,964	1,785
US Dollar	9,503,052	9,231,378

Total	10,119,428	9,559,557

Interest-bearing loans due in installments due at September 30, 2013, at nominal value. (Unaudited)

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor tax No	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Amortization	Effective rate	Total accounting value	Nominal rate
								ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	ThUS $	%

Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US $	15,000	20,000	—	—	—	35,000	At Expiration	1.70%	35,149	1.70%
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US $	—	100,000	—	—	—	100,000	At Expiration	1.58%	100,079	1.58%
		LATAM Airlines Group S.A.	Chile	76.645.030-K	ITAU	Chile	US $	75,000	—	—	—	—	75,000	At Expiration	1.57%	75,229	1.57%
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US $	25,000	72,000	—	—	—	97,000	At Expiration	1.56%	97,218	1.56%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	35,000	215,000	—	—	—	250,000	At Expiration	1.77%	250,305	1.77%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US $	120,000	—	—	—	—	120,000	At Expiration	0.95%	120,090	0.95%
		LATAM Airlines Group S.A.	Chile	97.023.000-9	CORP BANCA	Chile	US $	80,000	—	—	—	—	80,000	At Expiration	1.93%	80,060	1.93%
		LATAM Airlines Group S.A.	Chile	76.100.458-1	BLADEX	Chile	US $	—	100,000	—	—	—	100,000	At Expiration	1.87%	99,819	1.87%

Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	—	—	130,084	—	—	130,084	At Expiration	2.99%	130,235	2.99%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US $	22,419	—	—	—	—	22,419	Semiannual	1.64%	22,580	1.63%
		LATAM Airlines Group S.A.	Chile	97.023.000-9	CORP BANCA	Chile	UF	16,069	48,209	128,556	99,944	—	292,778	Quarterly	5.00%	291,752	4.85%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	Argentina	ARS $	—	17,262	—	—	—	17,262	Monthly	1.71%	17,262	1.71%
		LATAM Airlines Group S.A.	Chile	0-E	BBVA	Argentina	ARS $	—	31,072	—	—	—	31,072	Monthly	1.95%	31,460	1.95%

Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A	US $	2,818	8,708	24,863	27,503	30,468	94,360	Quarterly	5.69%	93,440	5.01%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US $	16,292	34,440	86,187	17,989	—	154,908	Quarterly	2.14%	155,077	2.14%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A	US $	2,203	6,700	2,264	—	—	11,167	Quarterly	3.06%	11,163	2.73%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A	US $	8,136	25,068	70,719	77,056	191,055	372,034	Quarterly	2.60%	370,629	2.41%
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A	US $	45,834	138,509	376,919	388,302	1,196,046	2,145,610	Quarterly	2.47%	2,044,694	1.76%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A	US $	9,529	29,091	81,024	86,470	175,606	381,720	Quarterly	2.65%	373,136	2.05%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	4,993	15,161	41,553	43,321	100,565	205,593	Quarterly	1.34%	200,416	0.80%
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A	US $	2,557	7,794	21,518	22,661	66,096	120,626	Quarterly	1.66%	116,868	1.06%
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A	US $	1,255	3,823	10,566	11,140	32,974	59,758	Quarterly	1.66%	57,951	1.06%
		LATAM Airlines Group S.A.	Chile	0-E	US BANK	U.S.A	US $	13,759	41,757	114,895	120,239	427,102	717,752	Quarterly	2.81%	666,833	2.81%
		LATAM Airlines Group S.A.	Chile	0-E	DEUTSCHE BANK	U.S.A	US $	4,298	13,255	37,583	34,318	87,879	177,333	Quarterly	3.29%	178,055	3.29%
		LATAM Airlines Group S.A.	Chile	-	SWAP Aviones llegados	-	US $	699	1,971	4,267	2,713	984	10,634	-	0.00%	10,634	0.00%

Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A	US $	5,292	9,185	42,968	12,402	—	69,847	Quarterly	3.25%	69,996	3.04%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US $	4,766	14,560	29,137	25,475	19,163	93,101	Quarterly	1.23%	93,256	1.23%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A	US $	1,410	4,351	12,532	14,051	9,630	41,974	Quarterly	6.38%	41,500	5.65%
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A	US $	1,909	—	—	—	—	1,909	Quarterly	1.25%	1,909	1.25%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A	US $	13,687	42,192	119,981	114,992	31,608	322,460	Quarterly	5.34%	319,982	4.75%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A	US $	6,344	19,579	56,230	62,670	8,856	153,679	Quarterly	4.67%	151,996	4.17%
		LATAM Airlines Group S.A.	Chile	0-E	BANC OF AMERICA	U.S.A	US $	609	1,983	5,952	—	—	8,544	Monthly	1.43%	8,600	1.43%

Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A	US $	—	—	141,813	—	—	141,813	At Expiration	1.81%	144,249	1.81%

					Total			534,878	1,021,670	1,539,611	1,161,246	2,378,032	6,635,437			6,461,622

Interest-bearing loans due in installments due at September 30, 2013, at nominal value. (Unaudited)

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor tax No	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Amortization	Effective rate	Total accounting value	nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Bank loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	1,454	43,532	—	—	—	44,986	At Expiration	4.02%	45,434	3.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	US$	7,497	120,860	—	—	—	128,357	At Expiration	5.99%	129,639	5.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO ITAU BBA	Brazil	US$	32,410	68,785	—	—	—	101,195	At Expiration	6.19%	104,526	4.65%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	US$	—	62,357	—	—	—	62,357	At Expiration	4.00%	63,416	3.15%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRL	203	560	159	—	—	922	Monthly	7.42%	901	7.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	US$	37,203	122,341	—	—	—	159,544	At Expiration	3.89%	163,167	3.30%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	44,843	—	—	—	—	44,843	At Expiration	10.63%	45,608	10.15%
		TAM S.A. and Subsidiaries	Brazil	0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	101	311	901	1,015	1,987	4,315	Monthly	6.01%	4,335	6.01%

Obligations with the publics	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A.	US$	—	—	—	300,000	800,000	1,100,000	At Expiration	8.60%	1,149,584	8.41%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	BRL	179,372	—	—	—	—	179,372	Semiannual	11.35%	181,628	10.80%

Financial leases	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,737	5,361	15,454	17,296	20,210	60,058	Monthly	1.25%	60,340	1.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A.	US$	2,980	9,185	26,424	22,427	17,316	78,332	Monthly	1.42%	78,469	1.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A.	US$	2,992	5,650	—	—	—	8,642	Monthly	—	9,307	—
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A.	US$	571	1,782	5,178	5,886	9,237	22,654	Quarterly	1.00%	22,727	1.00%
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	570	1,743	4,910	5,318	10,388	22,929	Quarterly	0.86%	23,006	0.75%
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	England	US$	6,908	18,066	44,728	46,763	113,033	229,498	Quarterly	1.05%	229,929	0.91%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,239	12,856	58,579	11,224	15,285	102,183	Quarterly	1.40%	102,451	1.40%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	France	US$	7,913	24,828	61,330	50,017	59,222	203,310	Quarterly/ Semiannual	0.77%	203,770	0.67%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,125	9,375	15,625	—	—	28,125	Quarterly	2.50%	28,205	2.50%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A.	US$	197	590	1,288	401	—	2,476	Monthly	1.77%	2,481	1.77%
		TAM S.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORP ORATION	U.S.A.	US$	3,403	51,979	—	—	—	55,382	Monthly	1.25%	55,458	1.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,299	3,959	10,908	11,462	37,967	65,595	Quarterly	1.45%	65,728	1.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	KFW IP EX-BANK	Germany	US$	3,828	11,741	29,827	21,197	19,953	86,546	Monthly/ Quarterly	1.73%	86,701	1.73%
		TAM S.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	4,927	17,269	48,627	54,928	125,304	251,055	Quarterly/ Semiannual	2.78%	252,077	2.75%
		TAM S.A. and Subsidiaries	Brazil	0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	2,736	8,475	24,682	33,352	39,895	109,140	Monthly	1.72%	109,318	1.72%
		TAM S.A. and Subsidiaries	Brazil	0-E	WACAPOU LEASING S.A.	Luxembourg	US$	463	1,330	3,163	2,673	14,571	22,200	Quarterly	2.00%	22,245	2.00%
		TAM S.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,769	3,195	—	—	—	4,964	Monthly	1.25%	4,969	1.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,642	35,687	87,914	95,352	115,143	345,738	Quarterly	3.91%	346,689	3.83%
		TAM S.A. and Subsidiaries	Brazil	0-E	THE TORONTO- DOMINION BANK	U.S.A.	US$	513	1,557	4,273	4,461	7,102	17,906	Quarterly	0.57%	17,933	0.57%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	245	737	252	—	—	1,234	Monthly	9.32%	1,146	9.32%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	542	224	555	391	—	1,712	Monthly	10.58%	1,736	10.58%
		TAM S.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	356	824	2,275	640	—	4,095	Monthly	9.81%	4,090	9.81%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	66	662	693	—	—	1,421	Monthly	6.82%	1,964	6.82%

Other loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	33,163	5,666	—	—	—	38,829	Monthly	2.80%	38,829	2.80%

					Total			399,267	651,487	447,745	684,803	1,406,613	3,589,915			3,657,806

					Total Consolidated			934,145	1,673,157	1,987,356	1,846,049	3,784,645	10,225,352			10,119,428

Interest-bearing loans due in installments to September 30, 2013, at accounting values (Unaudited)

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	amortization	Effective rate	Total nominal value	Nominal rate
								ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	ThUS $	%

Loans to export	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US $	15,110	20,039	—	—	—	35,149	At Expiration	1.70%	35,000	1.70%
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US $	—	100,079	—	—	—	100,079	At Expiration	1.58%	100,000	1.58%
		LATAM Airlines Group S.A.	Chile	76.645.030-K	ITAU	Chile	US $	75,229	—	—	—	—	75,229	At Expiration	1.57%	75,000	1.57%
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US $	25,037	72,181	—	—	—	97,218	At Expiration	1.56%	97,000	1.56%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	35,069	215,236	—	—	—	250,305	At Expiration	1.77%	250,000	1.77%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US $	120,090	—	—	—	—	120,090	At Expiration	0.95%	120,000	0.95%
		LATAM Airlines Group S.A.	Chile	97.023.000-9	CORP BANCA	Chile	US $	80,060	—	—	—	—	80,060	At Expiration	1.93%	80,000	1.93%
		LATAM Airlines Group S.A.	Chile	76.100.458-1	BLADEX	Chile	US $	—	99,819	—	—	—	99,819	At Expiration	1.87%	100,000	1.87%

Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	151	—	130,084	—	—	130,235	At Expiration	2.99%	130,084	2.99%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US $	22,580	—	—	—	—	22,580	Semiannual	1.64%	22,419	1.63%
		LATAM Airlines Group S.A.	Chile	97.023.000-9	CORP BANCA	Chile	UF	18,087	48,208	126,462	98,995	—	291,752	Quarterly	5.00%	292,778	4.85%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	Argentina	ARS $	—	17,262	—	—	—	17,262	Monthly	1.71%	17,262	1.71%
		LATAM Airlines Group S.A.	Chile	0-E	BBVA	Argentina	ARS $	388	31,072	—	—	—	31,460	Monthly	1.95%	31,072	1.95%

Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US $	3,599	8,708	23,796	27,056	30,281	93,440	Quarterly	5.69%	94,360	5.01%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US $	16,461	34,440	86,187	17,989	—	155,077	Quarterly	2.14%	154,908	2.14%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US $	2,227	6,700	2,236	—	—	11,163	Quarterly	3.06%	11,167	2.73%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US $	9,616	25,068	68,914	76,304	190,727	370,629	Quarterly	2.60%	372,034	2.41%
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US $	52,712	138,508	327,777	363,593	1,162,104	2,044,694	Quarterly	2.47%	2,145,610	1.76%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	10,805	29,091	75,777	84,022	173,441	373,136	Quarterly	2.65%	381,720	2.05%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	5,334	15,161	38,669	41,966	99,286	200,416	Quarterly	1.34%	205,593	0.80%
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US $	2,769	7,795	19,612	21,718	64,974	116,868	Quarterly	1.66%	120,626	1.06%
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US $	1,427	3,823	9,622	10,671	32,408	57,951	Quarterly	1.66%	59,758	1.06%
		LATAM Airlines Group S.A.	Chile	0-E	US BANK	U.S.A.	US $	15,480	41,757	91,921	108,375	409,300	666,833	Quarterly	2.81%	717,752	2.81%
		LATAM Airlines Group S.A.	Chile	0-E	DEUTSCHE BANK	U.S.A.	US $	5,019	13,255	37,583	34,319	87,879	178,055	Quarterly	3.29%	177,333	3.29%
		LATAM Airlines Group S.A.	Chile	-	SWAP Aviones llegados	-	US $	699	1,971	4,267	2,713	984	10,634	Quarterly	—	10,634	—

Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US $	5,767	9,185	42,683	12,361	—	69,996	Quarterly	3.25%	69,847	3.04%
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US $	4,922	14,559	29,137	25,475	19,163	93,256	Quarterly	1.23%	93,101	1.23%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	1,631	4,351	12,056	13,871	9,591	41,500	Quarterly	6.38%	41,974	5.65%
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US $	1,909	—	—	—	—	1,909	Quarterly	1.25%	1,909	1.25%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US $	15,805	42,192	116,449	114,049	31,487	319,982	Quarterly	5.34%	322,460	4.75%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US $	6,812	19,580	54,551	62,226	8,827	151,996	Quarterly	4.67%	153,679	4.17%
		LATAM Airlines Group S.A.	Chile	0-E	BANC OF AMERICA	U.S.A.	US $	665	1,983	5,952	—	—	8,600	Monthly	1.43%	8,544	1.43%

Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US $	2,436	—	141,813	—	—	144,249	At Expiration	1.81%	141,813	1.81%

					Total			557,896	1,022,023	1,445,548	1,115,703	2,320,452	6,461,622			6,635,437

Interest-bearing loans due in installments to September 30, 2013, at accounting value (Unaudited)

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Total nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%

Bank loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	1,518	43,916	—	—	—	45,434	At expiration	4.02%	44,986	3.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	US$	7,769	121,870	—	—	—	129,639	At expiration	5.99%	128,357	5.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO ITAU BBA	Brazil	US$	34,268	70,258	—	—	—	104,526	At expiration	6.19%	101,195	4.65%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	US$	—	63,416	—	—	—	63,416	At expiration	4.00%	62,357	3.15%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRL	192	545	164	—	—	901	Monthly	7.42%	922	7.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	US$	38,305	124,862	—	—	—	163,167	At expiration	3.89%	159,544	3.30%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	45,608	—	—	—	—	45,608	At expiration	10.63%	44,843	10.15%
		TAM S.A. and Subsidiaries	Brazil	0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	122	310	901	1,015	1,987	4,335	Monthly	6.01%	4,315	6.01%

Obligations with the publics	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A	US$	23,861	7,012	5,819	305,963	806,929	1,149,584	At expiration	8.60%	1,100,000	8.41%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A	Brazil	BRL	181,628	—	—	—	—	181,628	Semiannual	11.35%	179,372	10.80%

Financial leases	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A	US$	2,020	5,361	15,454	17,295	20,210	60,340	Monthly	1.25%	60,058	1.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A	US$	3,117	9,185	26,424	22,427	17,316	78,469	Monthly	1.42%	78,332	1.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A	US$	3,656	5,651	—	—	—	9,307	Monthly	—	8,642	—
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A	US$	644	1,781	5,178	5,886	9,238	22,727	Quarterly	1.00%	22,654	1.00%
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	646	1,743	4,910	5,318	10,389	23,006	Quarterly	0.86%	22,929	0.75%
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	England	US$	7,339	18,067	44,727	46,763	113,033	229,929	Quarterly	1.05%	229,498	0.91%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE - CIB	U.S.A	US$	4,506	12,856	58,579	11,224	15,286	102,451	Quarterly	1.40%	102,183	1.40%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE - CIB	France	US$	8,373	24,828	61,330	50,017	59,222	203,770	Quarterly/ Semiannual	0.77%	203,310	0.67%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,205	9,375	15,625	—	—	28,205	Quarterly	2.50%	28,125	2.50%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A	US$	202	590	1,288	401	—	2,481	Monthly	1.77%	2,476	1.77%
		TAM S.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A	US$	3,479	51,979	—	—	—	55,458	Monthly	1.25%	55,382	1.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,431	3,959	10,908	11,462	37,968	65,728	Quarterly	1.45%	65,595	1.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	KFW IPEX-BANK	Germany	US$	3,983	11,741	29,827	21,197	19,953	86,701	Monthly/ Quarterly	1.73%	86,546	1.73%
		TAM S.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	5,950	17,269	48,627	54,928	125,303	252,077	Quarterly/ Semiannual	2.78%	251,055	2.75%
		TAM S.A. and Subsidiaries	Brazil	0-E	PK AIRFINANCE US, INC.	U.S.A	US$	2,915	8,474	24,682	33,352	39,895	109,318	Monthly	1.72%	109,140	1.72%
		TAM S.A. and Subsidiaries	Brazil	0-E	WACAPOU LEASING S.A.	Luxembourg	US$	508	1,330	3,163	2,673	14,571	22,245	Quarterly	2.00%	22,200	2.00%
		TAM S.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A	US$	1,775	3,194	—	—	—	4,969	Monthly	1.25%	4,964	1.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	12,593	35,687	87,914	95,352	115,143	346,689	Quarterly	3.91%	345,738	3.83%
		TAM S.A. and Subsidiaries	Brazil	0-E	THE TORONTO- DOMINION BANK	U.S.A	US$	539	1,557	4,274	4,461	7,102	17,933	Quarterly	0.57%	17,906	0.57%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	234	683	229	—	—	1,146	Monthly	9.32%	1,234	9.32%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	558	221	566	391	—	1,736	Monthly	10.58%	1,712	10.58%
		TAM S.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	352	821	2,277	640	—	4,090	Monthly	9.81%	4,095	9.81%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	765	533	666	—	—	1,964	Monthly	6.82%	1,421	6.82%

Other loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	33,163	5,666	—	—	—	38,829	Monthly	2.80%	38,829	2.80%

					Total			435,224	664,740	453,532	690,765	1,413,545	3,657,806			3,589,915

					Total Consolidated			993,120	1,686,763	1,899,080	1,806,468	3,733,997	10,119,428			10,225,352

Interest-bearing loans due in installments due at December 31, 2012, at nominal value

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Amortization	Effective rate	Total accounting value	Nominal rate
								ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	ThUS $	%

Loans to exporters	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US $	30,000	—	—	—		30,000	Semiannual	2.17%	30,253	2.17%
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US $	35,000	—	—	—		35,000	Semiannual	1.70%	35,056	1.70%
		LATAM Airlines Group S.A.	Chile	76.645.030-K	ITAU	Chile	US $	75,000	—	—	—		75,000	Quarterly	1.32%	75,084	1.32%
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US $	102,000	—	—	—		102,000	Annual	1.83%	102,562	1.79%

Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	—	—	214,373	—		214,373	-	2.57%	214,586	2.57%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ES TADO	Chile	US $	—	44,848	—	—		44,848	Semiannual	1.76%	44,972	1.74%

Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US $	2,732	8,374	23,951	26,478	41,114	102,649	Quarterly	5.69%	101,461	5.01%
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US $	12,203	33,402	35,129	6,714	—	87,448	Quarterly	3.42%	87,719	3.37%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US $	3,474	10,696	20,753	13,014	18,211	66,148	Quarterly	4.96%	65,494	4.41%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US $	13,578	41,635	118,769	130,877	146,231	451,090	Quarterly	4.15%	444,700	3.67%
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US $	39,546	119,458	324,890	334,407	1,141,162	1,959,463	Quarterly	2.57%	1,872,616	1.76%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	9,311	28,406	79,112	84,369	208,710	409,908	Quarterly	2.71%	399,854	2.10%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	4,931	14,919	40,930	42,645	117,024	220,449	Quarterly	1.39%	214,434	0.85%
		LATAM Airlines Group S.A.	Chile	0- E	BTMU	U.S.A.	US $	2,514	7,638	21,116	22,221	74,733	128,222	Quarterly	1.73%	123,920	1.13%
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US $	1,231	3,748	10,359	10,919	37,223	63,480	Quarterly	1.71%	61,411	1.11%
		LATAM Airlines Group S.A.	Chile	0-E	BANK OF AMERICA
					MERRIL LYNCH	U.S.A.	US $	3,159	9,602	26,388	27,586	106,054	172,789	Quarterly	1.97%	165,394	1.26%
		LATAM Airlines Group S.A.	Chile	0-E	DEVELOPMENT BANK OF JAPAN	U.S.A.	US $	1,962	5,974	16,404	17,153	65,579	107,072	Quarterly	1.98%	102,662	1.27%
		LATAM Airlines Group S.A.		0- E	DEUTSCHE BANK	U.S.A.	US $	4,151	12,813	36,339	39,791	96,906	190,000	Quarterly	3.35%	190,813	3.35%
		LATAM Airlines Group S.A.		-	SWAP Avionesllegados	-	US $	815	2,316	5,158	3,549	1,916	13,754	-	—	13,754	—

Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US $	6,510	16,075	35,499	25,563	1,844	85,491	Quarterly	3.71%	85,670	3.42%
		LATAM Airlines Group S.A.	Chile	0 E	CREDITE AGRICOLE	France	US $	4,646	14,192	29,145	30,216	25,485	103,684	Quarterly	1.32%	103,869	1.29%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	1,358	4,164	12,014	13,461	15,089	46,086	Quarterly	6.38%	45,480	5.65%
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US $	1,825	5,637	—	—	—	7,462	Quarterly	1.31%	7,466	1.31%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US $	11,899	36,603	104,071	112,116	49,572	314,261	Quarterly	5.29%	311,418	4.70%

Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US $	—	—	146,189	—	—	146,189	-	1.86%	148,582	1.86%
		LATAM Airlines Group S.A.	Chile	-	OTROS	-	US $	3,524	10,706	29,472	15,258	—	58,960	Quarterly	2.08%	58,340	2.08%

					Total			371,369	431,206	1,330,061	956,337	2,146,853	5,235,826			5,107,570

Interest-bearing loans due in installments due at December 31, 2012, at nominal value

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days	90 days to one year	one to three years	three to five years	More than five years	Total nominal value	Amortization	Effective rate	Total accounting value	Nominal rate
								ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	ThUS $	%

Bank loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE	France	US$	—	50,322	—	—	—	50,322	Quarterly	2.81%	64,480	2.81%
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	24,363	5,623	—	—	—	29,986	At Expiration	4.03%	30,419	4.03%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	US$	42,106	109,874	—	—	—	151,980	At Expiration	5.35%	152,517	5.35%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A.	Brazil	BRL	92	—	—	—	—	92	Semiannual	10.72%	336	10.72%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO ITAU BBA	Brazil	US$	45,539	117,852	—	—	—	163,391	At Expiration	5.65%	166,916	5.65%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRL/ US$	17,306	14,356	784	—	—	32,446	Monthly/ At Expiration	7,69%/ 4,01%	32,596	7,69%/ 4,01%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO UNIBANCO	Brazil	BRL	61	27	—	—	—	88	Monthly	8.94%	78	8.94%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	—	27,484	—	—	—	27,484	At Expiration	3.34%	27,506	3.34%
		TAM S.A. and Subsidiaries	Brazil	0-E	NEDERLANDSCHE CREDIET VERZEKERING MAATSCHAPPIJ	Holland	US$	96	297	861	971	2,383	4,608	Monthly	0.96%	4,674	0.95%

Obligations with the publics	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A.	US$	—	—	—	300,000	800,000	1,100,000	At Expiration	8.60%	1,146,251	8.41%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	BRL	24,468	220,210	—	—	—	244,678	Semiannual	8.96%	251,271	8.56%

Financial leases	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,666	5,140	14,816	16,580	26,925	65,127	Monthly	N/A	66,032	N/A
		TAM S.A. and Subsidiaries	Brazil	0-E	AIR CANADA	U.S.A.	US$	3,400	9,350	—	—	—	12,750	Monthly	N/A	12,871	N/A
		TAM S.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A.	US$	2,862	8,819	25,357	27,070	22,925	87,033	Monthly	2.25%	87,409	2.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A.	US$	2,991	8,975	5,651	—	—	17,617	Monthly	N/A	18,588	N/A
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP P ARIBAS	U.S.A.	US$	544	1,699	4,939	5,609	11,535	24,326	Quarterly	1.50%	24,479	1.50%
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP P ARIBAS	France	US$	2,372	7,237	17,064	17,384	43,929	87,986	Quarterly	3.84%	88,109	3.84%
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	England	US$	11,862	41,043	82,593	81,129	234,657	451,284	Quarterly	3.69%	451,201	3.69%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,182	12,683	67,629	10,627	19,689	114,810	Quarterly	2.29%	115,493	2.29%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE-CIB	France	US$	15,945	47,894	126,930	121,391	182,561	494,721	Quarterly/ Semiannual	2,01%/ 0,82%	497,986	2,01%/ 0,37%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,125	9,375	25,000	—	—	37,500	Quarterly	2.89%	37,570	2.89%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A.	US$	456	1,369	2,821	756	—	5,402	Monthly	2.25%	5,420	2.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	9,140	19,967	51,979	—	—	81,086	Monthly	2.59%	81,379	2.59%
		TAM S.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,275	3,887	10,713	11,249	42,334	69,458	Quarterly	1.70%	69,596	0.85%
		TAM S.A. and Subsidiaries	Brazil	0-E	KFW IP EX-BANK	Germany	US$	3,709	11,343	32,226	23,604	26,888	97,770	Monthly/ Quarterly	2,11%/ 2,21%	98,111	2,11%/ 2,21%
		TAM S.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	5,972	20,421	59,579	66,989	163,464	316,425	Quarterly/ Semiannual	2,62%/ 3,32%	319,002	2,62%/ 3,32%
		TAM S.A. and Subsidiaries	Brazil	0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	2,609	8,080	23,530	36,373	46,500	117,092	Monthly	1.96%	117,520	1.96%
		TAM S.A. and Subsidiaries	Brazil	0-E	WACAPOU LEASING S.A.	Luxembourg	US$	493	1,417	3,369	2,847	15,521	23,647	Quarterly	2.42%	23,844	2.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,769	5,308	3,194	—	—	10,271	Monthly	1.98%	10,300	1.98%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,355	34,574	90,164	91,964	151,968	380,025	Quarterly	1.95%	381,847	1.95%
		TAM S.A. and Subsidiaries	Brazil	0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	504	1,532	4,207	4,390	8,798	19,431	Quarterly	0.88%	19,545	0.08%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	252	758	1,015	—	—	2,025	Monthly	7.51%	1,344	7.51%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	543	1,631	81	—	—	2,255	Monthly	10.58%	2,192	10.58%
		TAM S.A. and Subsidiaries	Brazil	0-E	CISLATINA ARRENDAMENTO MERCANTIL S.A	Brazil	BRL	40	13	—	—	—	53	Monthly	5.31%	50	5.31%
		TAM S.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	189	484	74	—	—	747	Monthly	9.08%	711	9.08%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	61	191	1,320	—	—	1,572	Monthly	6.82%	1,785	6.82%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE GENERALE LEASING S.A	Brazil	BRL	2,520	—	—	—	—	2,520	Monthly	0.00%	1,534	0.00%

Others loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	31,882	9,143	—	—	—	41,025	Monthly	2.20%	41,025	2.20%

					Total			275,749	818,378	655,896	818,933	1,800,077	4,369,033			4,451,987

					Total Consolidated			647,118	1,249,584	1,985,957	1,775,270	3,946,930	9,604,859			9,559,557

Interest-bearing loans due in installments to December 31, 2012, at accounting values

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Total nominal value	Nominal rate
								ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	ThUS $	%

Loans to export	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.004.000-5	BANCO DE CHILE	Chile	US$	30,253	—	—	—	—	30,253	Semiannual	2.17%	30,000	2.17%
		LATAM Airlines Group S.A.	Chile	97.006.000-6	BCI	Chile	US$	35,056	—	—	—	—	35,056	Semiannual	1.70%	35,000	1.70%
		LATAM Airlines Group S.A.	Chile	76.645.030-K	ITAU	Chile	US$	75,084	—	—	—	—	75,084	Quarterly	1.32%	75,000	1.32%
		LATAM Airlines Group S.A.	Chile	97.032.000-8	BBVA	Chile	US$	102,562	—	—	—	—	102,562	Annual	1.83%	102,000	1.79%

Bank loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	214	—	214,372	—	—	214,586	-	2.57%	214,373	2.57%
		LATAM Airlines Group S.A.	Chile	97.030.000-7	ESTADO	Chile	US$	—	44,988	(16)	—	—	44,972	Semiannual	1.76%	44,848	1.74%

Guaranteed obligations	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	3,590	8,374	22,767	25,947	40,783	101,461	Quarterly	5.69%	102,649	5.01%
		LATAM Airlines Group S.A.	Chile	0-E	CREDIT AGRICOLE	France	US$	12,475	33,402	35,128	6,714	—	87,719	Quarterly	3.42%	87,448	3.37%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	3,829	10,696	20,126	12,764	18,079	65,494	Quarterly	4.96%	66,148	4.41%
		LATAM Airlines Group S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US$	15,428	41,635	113,648	128,765	145,224	444,700	Quarterly	4.15%	451,090	3.67%
		LATAM Airlines Group S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US$	45,109	119,458	284,423	313,700	1,109,926	1,872,616	Quarterly	2.57%	1,959,463	1.76%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	10,711	28,406	73,422	81,588	205,727	399,854	Quarterly	2.71%	409,908	2.10%
		LATAM Airlines Group S.A.	Chile	97.036.000-K	SANTANDER	Chile	US$	5,308	14,919	37,797	41,117	115,293	214,434	Quarterly	1.39%	220,449	0.85%
		LATAM Airlines Group S.A.	Chile	0-E	BTMU	U.S.A.	US$	2,746	7,638	19,070	21,177	73,289	123,920	Quarterly	1.73%	128,222	1.13%
		LATAM Airlines Group S.A.	Chile	0-E	APPLE BANK	U.S.A.	US$	1,418	3,748	9,347	10,401	36,497	61,411	Quarterly	1.71%	63,480	1.11%
		LATAM Airlines Group S.A.	Chile	0-E	BANK OF AMERICA MERRIL LYNCH	U.S.A.	US$	3,566	9,602	23,088	25,860	103,278	165,394	Quarterly	1.97%	172,789	1.26%
		LATAM Airlines Group S.A.	Chile	0-E	DEVELOPMENT BANK OF JAPAN	U.S.A.	US$	2,373	5,974	14,360	16,085	63,870	102,662	Quarterly	1.98%	107,072	1.27%
		LATAM Airlines Group S.A.	Chile	0-E	DEUTS CHE BANK	U.S.A.	US$	4,964	12,813	36,339	39,791	96,906	190,813	Quarterly	3.35%	190,000	3.35%
		LATAM Airlines Group S.A.	Chile	-	SWAP Aviones llegados	-	US$	815	2,316	5,158	3,549	1,916	13,754	-	—	13,754	—

Financial leases	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	ING	U.S.A.	US$	7,167	16,076	35,155	25,431	1,841	85,670	Quarterly	3.71%	85,491	3.42%
		LATAM Airlines Group S.A.	Chile	0-E	CREDITE AGRICOLE	France	US$	4,831	14,191	29,145	30,216	25,486	103,869	Quarterly	1.32%	103,684	1.29%
		LATAM Airlines Group S.A.	Chile	0-E	CITIBANK	U.S.A.	US$	1,603	4,164	11,481	13,237	14,995	45,480	Quarterly	6.38%	46,086	5.65%
		LATAM Airlines Group S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US$	1,828	5,638	—	—	—	7,466	Quarterly	1.31%	7,462	1.31%
		LATAM Airlines Group S.A.	Chile	0-E	PEFCO	U.S.A.	US$	13,960	36,603	100,514	110,981	49,360	311,418	Quarterly	5.29%	314,261	4.70%

Other loans	89.862.200-2	LATAM Airlines Group S.A.	Chile	0-E	BOEING	U.S.A.	US$	563	1,829	146,190	—	—	148,582	-	1.86%	146,189	1.86%
		LATAM Airlines Group S.A.	Chile	-	OTHERS	U.S.A.	US$	3,524	10,706	29,472	14,638	—	58,340	Quarterly	2.08%	58,960	2.08%

					Total			388,977	433,176	1,260,986	921,961	2,102,470	5,107,570			5,235,826

Interest-bearing loans due in installments to December 31, 2012, at accounting value

Class of Liability	Debtor tax No	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Total nominal value	Nominal rate
								ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	ThUS $	%

Bank loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE	France	US$	733	63,747	—	—	—	64,480	Quarterly	2.81%	50,322	2.81%
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	Brazil	US$	24,735	5,684	—	—	—	30,419	At Expiration	4.03%	29,986	4.03%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A.	Brazil	US$	41,444	111,073	—	—	—	152,517	At Expiration	5.35%	151,980	5.35%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	336	—	—	—	—	336	Semiannual	10.72%	92	10.72%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO ITAU BBA	Brazil	US$	47,205	119,711	—	—	—	166,916	At Expiration	5.65%	163,391	5.65%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO SAFRA	Brazil	BRL/ US$	17,288	14,560	748	—	—	32,596	Monthly/ At Expiration	7,69%/ 4,01%	32,446	7,69%/ 4,01%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO UNIBANCO	Brazil	BRL	50	28	—	—	—	78	Monthly	8.94%	88	8.94%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO BRADESCO	Brazil	BRL	—	27,506	—	—	—	27,506	At Expiration	3.34%	27,484	3.34%
		TAM S.A. and Subsidiaries	Brazil	0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	162	298	861	971	2,382	4,674	Monthly	0.96%	4,608	0.95%

Obligations with the public	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	THE BANK OF NEW YORK	U.S.A.	US$	12,759	9,652	6,720	306,771	810,349	1,146,251	At Expiration	8.60%	1,100,000	8.41%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DO BRASIL S.A	Brazil	BRL	31,061	220,210	—	—	—	251,271	Semiannual	8.96%	244,678	8.56%

Financial leases	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,571	5,140	14,816	16,580	26,925	66,032	Monthly	N/A	65,127	N/A
		TAM S.A. and Subsidiaries	Brazil	0-E	AIR CANADA	U.S.A.	US$	3,521	9,350	—	—	—	12,871	Monthly	N/A	12,750	N/A
		TAM S.A. and Subsidiaries	Brazil	0-E	AIRBUS FINANCIAL SERVICES	U.S.A.	US$	3,238	8,819	25,357	27,070	22,925	87,409	Monthly	2.25%	87,033	2.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	AWAS	U.S.A.	US$	3,962	8,975	5,651	—	—	18,588	Monthly	N/A	17,617	N/A
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	U.S.A.	US$	697	1,699	4,939	5,609	11,535	24,479	Quarterly	1.50%	24,326	1.50%
		TAM S.A. and Subsidiaries	Brazil	0-E	BNP PARIBAS	France	US$	2,495	7,237	17,064	17,384	43,929	88,109	Quarterly	3.84%	87,986	3.84%
		TAM S.A. and Subsidiaries	Brazil	0-E	CITIBANK	England	US$	11,779	41,043	82,593	81,129	234,657	451,201	Quarterly	3.69%	451,284	3.69%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE - CIB	U.S.A.	US$	4,865	12,683	67,629	10,627	19,689	115,493	Quarterly	2.29%	114,810	2.29%
		TAM S.A. and Subsidiaries	Brazil	0-E	CREDIT AGRICOLE - CIB	France	US$	19,209	47,894	126,929	121,392	182,562	497,986	Quarterly/ Semiannual	2,01% / 0,82%	494,721	2,01%/ 0,37%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	Germany	US$	3,195	9,375	25,000	—	—	37,570	Quarterly	2.89%	37,500	2.89%
		TAM S.A. and Subsidiaries	Brazil	0-E	DVB BANK SE	U.S.A.	US$	474	1,369	2,821	756	—	5,420	Monthly	2.25%	5,402	2.25%
		TAM S.A. and Subsidiaries	Brazil	0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	10,536	19,967	50,876	—	—	81,379	Monthly	2.59%	81,086	2.59%
		TAM S.A. and Subsidiaries	Brazil	0-E	HSBC	France	US$	1,413	3,887	10,713	11,249	42,334	69,596	Quarterly	1.70%	69,458	0.85%
		TAM S.A. and Subsidiaries	Brazil	0-E	KFW IPEX-BANK	Germany	US$	4,049	11,343	32,226	23,605	26,888	98,111	Monthly/ Quarterly	2,11%/ 2,21%	97,770	2,11%/ 2,21%
		TAM S.A. and Subsidiaries	Brazil	0-E	NATIXIS	France	US$	8,549	20,421	59,579	66,989	163,464	319,002	Quarterly/ Semiannual	2,62%/ 3,32%	316,425	2,62%/ 3,32%
		TAM S.A. and Subsidiaries	Brazil	0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	3,037	8,080	23,530	36,373	46,500	117,520	Monthly	1.96%	117,092	1.96%
		TAM S.A. and Subsidiaries	Brazil	0-E	WACAPOU LEASING S.A.	Luxembourg	US$	1,192	1,417	3,370	2,847	15,018	23,844	Quarterly	2.42%	23,647	2.42%
		TAM S.A. and Subsidiaries	Brazil	0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,798	5,308	3,194	—	—	10,300	Monthly	1.98%	10,271	1.98%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	13,177	34,574	90,164	91,964	151,968	381,847	Quarterly	1.95%	380,025	1.95%
		TAM S.A. and Subsidiaries	Brazil	0-E	THE TORONTO- DOMINION BANK	U.S.A.	US$	618	1,533	4,206	4,390	8,798	19,545	Quarterly	0.88%	19,431	0.08%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	103	302	939	—	—	1,344	Monthly	7.51%	2,025	7.51%
		TAM S.A. and Subsidiaries	Brazil	0-E	BANCO IBM S.A	Brazil	BRL	505	1,585	102	—	—	2,192	Monthly	10.58%	2,255	10.58%
		TAM S.A. and Subsidiaries	Brazil	0-E	CISLATINA ARRENDAMENTO MERCANTIL S.A	Brazil	BRL	37	13	—	—	—	50	Monthly	5.31%	53	5.31%
		TAM S.A. and Subsidiaries	Brazil	0-E	HP FINANCIAL SERVICE	Brazil	BRL	158	472	81	—	—	711	Monthly	9.08%	747	9.08%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE AIR FRANCE	France	EUR	602	35	1,148	—	—	1,785	Monthly	6.82%	1,572	6.82%
		TAM S.A. and Subsidiaries	Brazil	0-E	SOCIETE GENERALE LEASING S.A	Brazil	BRL	1,534	—	—	—	—	1,534	Monthly	0.00%	2,520	0.00%
											—	—
Others loans	02.012.862/ 0001-60	TAM S.A. and Subsidiaries	Brazil	0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	31,882	9,143	—	—	—	41,025	Monthly	2.20%	41,025	2.20%

					Total			310,969	844,133	661,256	825,706	1,809,923	4,451,987			4,369,033

					Total Consolidated			699,946	1,277,309	1,922,242	1,747,667	3,912,393	9,559,557			9,604,859

Summary of other financial non-current loans (other than bank loans, obligations with the public and financial leases)

	As of	As of
	September 30,	December 31
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
a) Other interest bearing loans (see note 21 a)	41,265	57,647
b) Derivative not recognized as a hedge (see note 21 b)	4,425	4,477
c) Hedge derivatives (see note 21 c)	66,565	65,598

Total currents	112,255	127,722

Non-current
a) Other interest bearing loans (see note 21 a)	141,813	190,300
b) Derivative not recognized as a hedge (see note 21 b)	2,426	5,515
c) Hedge derivatives (see note 21 c)	62,662	111,040

Total non-currents	206,901	306,855

(b)	Derivatives not recognized as a hedge.

Derivatives not recognized as a hedge as of September 30, 2013 and December 31, 2012, respectively, is as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
Interest rate derivative not recognized as a hedge	4,171	4,477
Interest foreign currency derivative not recognized as a hedge	254	—

Total current	4,425	4,477

Non-current
Interest rate derivative not recognized as a hedge	2,426	5,515

Total non-current	2,426	5,515

Total other financial liabilities	6,851	9,992

(c)	Hedge derivatives

Hedge derivatives as of September 30, 2013 and December 31, 2012 are as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
Accrued interest from the last date of interest rate swap	5,890	4,660
Fair value of interest rate derivatives	36,214	37,076
Fair value of fuel derivatives	—	10,502
Fair value of foreign currency derivatives	24,461	13,360

Total current	66,565	65,598

Non-current
Fair value of interest rate derivatives	62,662	104,547
Fair value of fuel derivatives	—	4,530
Fair value of foreign currency derivatives	—	1,963

Total non-current	62,662	111,040

Total hedging liabilities	129,227	176,638

The foreign currency derivatives exchange are collars and cross currency swap.

Hedging operation

The fair values of assets/(liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	(20,895)	—
Interest rate options (2)	5	6
Interest rate swaps (3)	(99,982)	(146,283)
Fuel collars (4)	2,108	(911)
Fuel swap (5)	3,237	(9,000)
Currency forward (6)	(269)	—
Currency collars (7)	(7,307)	(15,228)

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate dollar-UF of bank loans. These contracts are recorded as cash flow hedges.
(2)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.
(3)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3, 6 and 12 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(4)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(5)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(6)	Covers investments denominated in Peruvian sol to changes in the US Dollar – Peruvian sol exchange rate, with the aim of ensuring investment in dollars.
(7)	Covers TAM’s revenues recorded in another currency.

During the periods presented, the Company only maintains cash flow hedges. In the case of fuel hedges, the cash flows subject to said hedges will impact results in the next 6 months from the consolidated statement of financial position date, where as in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid for 12 years. The hedges on investments will impact results continuously throughout the life of the investment (up to 3 months), while the cash flows occur at the maturity of the investment.

During the periods presented, there have not occurred hedging operations of future highly probable transaction that have not been realized.

During the periods presented, there has been hedge ineffectiveness recognized in the consolidated statement of income, for currency collars.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	68,307	(21,267)	25,154	33,905
Debit (credit) transferred from net equity to income during the period	(22,484)	(25,902)	11,807	(11,137)

NOTE 22 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,214,600	1,403,546
(b) Accrued liabilities at the reporting date	353,490	286,444

Total trade and other accounts payables	1,568,090	1,689,990

(a)	Trade and other accounts payable as of September 30, 2013 and December 31, 2012 are as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Trade creditors	936,447	1,069,345
Leasing obligation	55,310	30,818
Other accounts payable (*)	222,843	303,383

Total	1,214,600	1,403,546

(*)	Includes agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 23.

The details of Trade and other accounts payables are as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Aircraft Fuel	259,097	360,618
Boarding Fee	226,688	182,185
Other personnel expenses	107,790	134,357
Airport charges and overflight	99,794	125,402
Suppliers’ technical purchases	95,031	64,981
Aircraft and engines leasing	55,310	84,729
Land services	49,090	38,436
Handling and ground handling	47,215	49,738
Marketing	42,401	51,360
Professional services and advisory	42,813	46,934
Leases, maintenance and IT services	28,584	34,903
Services on board	25,446	26,674
Aviation insurance	18,417	7,465
U.S.A . Department of Justice (**)	18,290	18,387
Tax recovery program (*)	15,304	19,668
Crew	14,980	16,233
Achievement of goals	14,512	5,024
Airlines	10,590	9,362
Maintenance	7,108	5,305
Communications	3,637	4,948
Distribution system	2,183	1,389
Fleet (JOL)	—	59,181
Others	30,320	56,267

Total trade and other accounts payables	1,214,600	1,403,546

(*)	Fiscal Recovery Program in Brazil (REFIS), established in Law No. 11.941/09 and Provisional Measure No. 449/2009. REFIS is intended to allow the settlement of tax debts through a special mechanism to pay and refinance.
(**)	Includes agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 23.

(b)	The liabilities accrued at September 30, 2013 and December 31, 2012, are as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Accrued personnel expenses	206,191	171,873
Accounts payable to personnel (*)	104,063	70,625
Aircraft and engine maintenance	13,788	22,053
Others accrued liabilities	29,448	21,893

Total accrued liabilities	353,490	286,444

(*)	Profits and bonds participation (Note 26 letter b)

NOTE 23 - OTHER PROVISIONS

The detail of Other provisions as of September 30, 2013 and December 31, 2012 is as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
Provision for contingencies (1)
Tax contingencies	6,772	6,774
Civil contingencies	13,749	23,880
Labor contingencies	10,246	28,920

Total other provisions, current	30,767	59,574

Non-current
Provision for contingencies (1)
Tax contingencies	1,047,503	1,137,961
Civil contingencies	51,681	60,732
Labor contingencies	68,330	91,248
Other	28,306	6,066
Provision for European Commission investigation (2)	11,119	10,865

Total other provisions, non-current	1,206,939	1,306,872

Total other provisions (3)	1,237,706	1,366,446

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate, except for the Fair Value by application of IFRS 3 business combination, in which case the recognition is in the State of Financial Position in the heading of Goodwill.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)	Total other provision at September 30, 2013, and at December 31, 2012, include the fair value correspond to those contingencies with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be registered in the context of a business combination in accordance with IFRS 3.

The movement of provisions between January 1, 2012 and September 30, 2013 is as follows:

		European
	Legal	Commission
	claims	Investigation(**)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2012	19,073	10,675	29,748
Increase in provisions	16,355	—	16,355
Provision used	(16,406)	—	(16,406)
Additions due to business combination	1,429,012	—	1,429,012
Subsidiaries conversion difference	17,523	—	17,523
Exchange difference	480	(103)	377

Closing balance as of September 30, 2012 (Unaudited)	1,466,037	10,572	1,476,609

Opening balance as of October 1, 2012	1,466,037	10,572	1,476,609
Increase in provisions	14,044	—	14,044
Provision used (*)	(114,730)	—	(114,730)
Reversal of provision	(449)	—	(449)
Subsidiaries conversion difference	(9,132)	—	(9,132)
Exchange difference	(189)	293	104

Closing balance as of December 31, 2012	1,355,581	10,865	1,366,446

Opening balance as of January 1, 2013	1,355,581	10,865	1,366,446
Increase in provisions	46,344	—	46,344
Provision used	(57,009)	—	(57,009)
Reversal of provision	(5,976)	—	(5,976)
Subsidiaries conversion difference	(111,650)	—	(111,650)
Exchange difference	(703)	254	(449)

Closing balance as of September 30, 2013 (Unaudited)	1,226,587	11,119	1,237,706

(*)	The judicial deposit in guarantee, related to the Fundo Aeroviário (FA), in the amount of MUS$ 107, was done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government.

(**)	European Commission Provision:

(a) This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through a Essential Matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in a Essential Matter report notice on January 21, 2009.

(b) A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airline Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.

(c) Jointly, LATAM Airline Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airline Group S.A.. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airline Group S.A. cooperated during the investigation.

(d) On January 24, 2011, LATAM Airline Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. At September 30, 2013, the provision reached the amount of ThUS$ 11,119 (ThUS$ 10,865 at December 31, 2012).

NOTE 24 - TAX LIABILITIES

The composition of Tax liabilities is as follow:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
Sales tax	51,741	47,122
Income tax	16,524	14,512
Retentions	30,889	45,413
Others	10,264	8,434

Total current	109,418	115,481

NOTE 25 - OTHER NON-FINANCIAL LIABILITIES

Other non-financial liabilities as of September 30, 2013 and December 31, 2012 are as follows:

	As of	As of
	September 30,	December 31,
	2013	2012
	ThUS$	ThUS$
	Unaudited
Current
Deferred revenues (*)	2,557,201	2,360,151
Dividends payable	696	4,023
Other sundry liabilities	25,602	20,744

Total other non-financial liabilities, current	2,583,499	2,384,918

Non-current
Deferred revenues (*)	83,830	99,261
Other sundry liabilities	57	62

Total other non-financial liabilities, non-current	83,887	99,323

Total other non-financial liabilities	2,667,386	2,484,241

(*)	Note 2.20.

NOTE 26 - EMPLOYEE BENEFITS

Liability for employee benefits as of September 30, 2013 and December 31, 2012, respectively, are as follows:

	As of September 30, 2013	As of December 31, 2012
	ThUS$ Unaudited	ThUS$

Pension payments	27,900	32,323
Termination payments	477	240
Other obligations	17,177	5,532

Total liability for employee benefits	45,554	38,095

(a) The movement in Pension and termination payments and other obligations between January 1, 2012 and September 30, 2013 is as follows:

ThUS$
Opening balance as of January 1, 2012	13,132
Increase (decrease) current service provision	23,518
Benefits paid	1,576

Closing balance as of September 30, 2012 (Unaudited)	38,226

Opening balance as of October 1, 2012	38,226
Increase (decrease) current service provision	(91)
Benefits paid	(40)

Closing balance as of December 31, 2012	38,095

Opening balance as of January 1, 2013	38,095
Increase (decrease) current service provision	8,209
Benefits paid	(750)

Closing balance as of September 30, 2013 (Unaudited)	45,554

(b) The liability for short-term benefits as of September 30, 2013 and December 31, 2012 respectively, is detailed below:

	As of September 30, 2013	As of December 31, 2012
	ThUS$ Unaudited	ThUS$

Profit-sharing and bonuses (*)	104,063	70,625

(*)	Accounts payables to the personnel (Note 22 letter b)

The participation in profits and bonuses corresponds to an annual incentives plan for achievement of objectives.

(c) Employment expenses are detailed below:

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	1,298,873	861,833	417,411	416,235
Short-term employee benefits	345,741	254,515	122,572	171,411
Termination benefits	52,118	21,527	23,846	9,831
Other personnel expenses	185,603	129,402	61,162	50,621

Total	1,882,335	1,267,277	624,991	648,098

NOTE 27 - ACCOUNTS PAYABLE, NON-CURRENT

Non-current accounts payable as of September 30, 2013 and December 31, 2012 are as follows:

	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Fleet financing (JOL)	144,424	140,769
Tax recovery program (*)	185,550	207,089
Other accounts payable (**)	2,868	26,354
Aircraft and engine maintenance	654,712	685,441
Provision for vacations and bonuses	9,778	9,954
Other sundry liabilities	12,901	15,994

Total accounts payable, non-current	1,010,233	1,085,601

(*)	Fiscal Recovery Program in Brazil (REFIS), established in Law No. 11.941/09 and Provisional Measure No. 449/2009. REFIS is intended to allow the settlement of tax debts through a special mechanism to pay and refinance.
(**)	Agreement entitled “Plea Agreement” with the Department of Justice of United States of America; its short-term part is in Trade and other payable. See details in Note 23.

NOTE 28 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The capital of the Company at September 30, 2013 amounts to ThUS$ 1,605,165 divided into 483,547,819 common stock of a same series (ThUS$ 1,501,018, divided into 479,098,052 shares as of December 31, 2012), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

As of September 30, 2013, the total number of ordinary shares authorized stands at 551,847,819 shares with no par value, in accordance with the increase in equity approved at the Extraordinary Shareholders’ Meeting held on June 11, 2013 issuing 63,500,000 ordinary shares with no par value. 62,000,000 of these new shares shall be set aside to be offered preferentially to holders of shares in LATAM Airlines Group S.A. in accordance with Article 25 of the Corporations Law the unsubscribed remainder shall be offered and floated on the general market, and 1,500,000 shares shall be destined for compensation plans for employees of the Company and its subsidiaries. As of the close of this period, 348,428,753 are fully paid up and 135,119,066 were subject to exchange for shares in the companies Sister Holdco S.A. and Holdco II S.A.

As reported by Essential Matter dated June 28, 2012, the Board agreed to submit to the approval of shareholders of the Company that the remaining 7,436,816 shares that were not used in the exchange, not be used for the purpose of creating and implementing a compensation plan for employees of the Company and its subsidiaries, as provided in Article 24 of the Corporations Law, but instead preferably intended to be offered to shareholders of LATAM Airlines Group S.A., according to article 25 of the Corporation Law.

According to the information through Essential Matter dated August 3, 2012, to this date, the Board agreed to call Extraordinary Shareholders Meeting to discuss, among other matters, that the referred 7,436,816 shares were intended to be offered preferentially to shareholders of the Company and the balance not subscribed, was offered and placed on the market in general. The aforementioned Extraordinary Shareholders Meeting held on September 4, 2012, agreed, among other matters, the approval of the remaining 7,436,816 shares of total 142,555,882 shares issued under the authorization of the Extraordinary Shareholders Meeting dated December 21, 2011, and were not to be exchanged for shares of the Sister Holdco S.A. and Holdco II S.A., were intended to be offered preferably between the LATAM shareholders under Article 25 of the Corporations Law and that the unsubscribed balance, would be offered and placed on the market in general.

The re-destination and placement of those shares was approved by the Superintendency of Securities and Insurance, dated December 11, 2012. On December 20, 2012, the Board of Directors agreed to start, from December 21, 2012, the period of preferred option of those shares, proceeded to fix the price of placing them, which was reported to the Superintendency of Securities and Insurance by Essential Matter on the same date. At the end of the period of first refusal, that is, to January 19, 2013, were 6,857,190 shares subscribed and paid the said remnant, leaving a balance of 579,626 shares to be subscribed. This balance was auctioned on the Santiago Stock Exchange - Stock Exchange dated January 23, 2013 at a value of CLP$ 11,921 per share.

At December 31, 2012, of the total shares subscribed, 479,098,052 shares have been fully paid.

As reported by Essential Matter dated on April 30, 2013, on that date the Board approved an Extraordinary Shareholders’ Meeting to be held on June 11, 2013, to address matters including the following:

1. To increase corporate equity by the amount of US$ 1,000,000,000 (one billion United States Dollars), with the objective of financing part of the investment plan for upcoming years, particularly requirements for fleet renewal and growth, and to strengthen the company’s financial position, through the issuance of a number of ordinary shares with no par value, as determined at the meeting;

2. To destine a part of said new capital to compensation plans, under the terms specified in Article 24 of Law 18,046, the Corporations Law;

3. To set the price, manner, time, and procedure for the placement of the shares issued relating to this increase in equity; or to delegate to the Board the faculty of determining the price, manner, time, and procedure, and other conditions for the placement of said shares, including but not limited to setting the terms and conditions of the company’s compensation plans.

On June 20, 2013, information was presented to the Superintendency of Securities and Insurance in order to table a request for the inscription of the share issuance approved at the aforementioned Extraordinary Shareholders’ Meeting. On July 22, 2013 the Superintendency of Securities and Insurance remitted the Company providing comments for said presentation by Deed No. 16,141. The Company replied to these submissions on October 16, 2013.

The following table shows the movement of the authorized and fully paid shares described above between January 1, 2012 and September 30, 2013.

Movement of authorized shares	Nro . Of shares
Autorized shares as of January 1, 2012	488,355,882
Increase capital option closing year 2007 options over canceled shares	(91)

Authorized shares as of September 30, 2012 (Unaudited)	488,355,791

Authorized shares as of October 1, 2012	488,355,791
Increase capital option closing year 2007 options over canceled shares	—

Authorized shares as of December 31, 2012	488,355,791

Authorized shares as of January 1, 2013	488,355,791
Increase capital approved at Extraordinary Shareholders meeting dated June 11, 2013	63,500,000
Full right decrease of treasury stock	(7,972)

Authorized shares as of September 30, 2013 (Unaudited)	551,847,819

Movement fully paid shares (*)	N° of shares	Amount ThUS$
Paid shares as of January 1, 2012	340,326,431	476,579
Exercise stock options increase capital 2007	673,478	10,226
Exchange of shares for merger Companies Sister Holdco S.A. and Holdco II S.A.	135,119,066	951,409

Paid shares as of September 30, 2012 (Unaudited)	476,118,975	1,438,214

Paid shares as of October 1, 2012	476,118,975	1,438,214
Placement of the remaining preferred shares issued for merger with Companies Sister Holdco S.A. and Holdco II S.A.	2,979,077	68,986

Paid shares as of December 31, 2012 (*)	479,098,052	1,507,200

Paid shares as of January 1, 2013	479,098,052	1,507,200
Placement of the remaining preferred shares issued for merger with Companies Sister Holdco S.A. and Holdco II S.A.	4,457,739	104,351
Full right decrease of treasury stock	(7,972)	(25)

Paid shares as of September 30, 2013 (Unaudited) (*)	483,547,819	1,611,526

(*)	Amounts reported represent only those arising from the payment of the outstanding shares, does not consider the capitalization costs for issuance and placement of shares by ThUS$ (179) at September 30, 2013, ThUS$ (3,510) at December 31, 2012 and ThUS$ (2,672) to December 31, 2011.

(c)	Treasury stock

At September 30, 2013, as per minutes of the extraordinary shareholder´s meeting held on June 11, 2013, the company relinquished all right to 7,972 stocks of its portfolio.

At September 30, 2013, the Company does not maintain treasury stock.

(d)	Other sundry reserves

The movement of Other sundry reserves between January 1, 2012 and September 30, 2013, is as follows:

		Stock option plans	Other reserves	Total
		ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2012		7,130	1,362	8,492
Stock option plan		1,355	—	1,355
Deferred tax		(257)	—	(257)
Transactions with non-controlling interest		—	(621)	(621)
Cost of issuance and placement of shares	(1)	—	(3,510)	(3,510)
Capitalization share issuance and placement cost	(1)	—	3,510	3,510
Higher value for TAM S.A. share exchange		—	2,665,692	2,665,692
Legal reserves		—	(1,864)	(1,864)

Closing balance as of September 30, 2012 (Unaudited)		8,228	2,664,569	2,672,797

Opening balance as of October 1, 2012		8,228	2,664,569	2,672,797
Stock option plans		(2,654)	—	(2,654)
Transactions with non-controlling interest		—	(983)	(983)
Legal reserves		—	3,096	3,096

Closing balance as of December 31, 2012		5,574	2,666,682	2,672,256

Opening balance as of January 1, 2013		5,574	2,666,682	2,672,256
Stock option plan		14,331	—	14,331
Deferred tax		(2,580)	—	(2,580)
Transactions with non-controlling interest		—	(5,057)	(5,057)
Cost of issuance and placement of shares	(2)	—	(179)	(179)
Capitalization share issuance and placement cost	(2)	—	179	179
Reserve absorption losses Aerolsne Lineas Aéreas Nacionales del Ecuador S.A.		—	(12,472)	(12,472)
Legal reserves		—	47	47

Closing balance as of September 30, 2013 (Unaudited)		17,325	2,649,200	2,666,525

(1)	The costs of issuance and placement of shares recognized in reserves during the first half of 2012 were capitalized during the month of September 2012, according to the Extraordinary Meeting of Shareholders held on September 4, 2012.
(2)	The costs incurred through the issuance and placement of the remaining 7,436,816 shares, not used in this exchange, reallocated as agreed at the Extraordinary Shareholders’ Meeting held on September 4, 2012, amounting to ThUS$ 179, were capitalized during June 2013, as agreed at the Extraordinary Shareholders’ Meeting held on June 11, 2013.

(d.1)	Reserves for stock option plans

These reserves are related to the “Share-based payments” explained in Note 38.

(d.2)	Other reserves

The balance of Other reserves comprises the following:

	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Reserve absorption losses Aerolsne Lineas Aéreas Nacionales del Ecuador S.A.	(12,472)	—
Transactions with non-controlling interest (3)	(8,462)	(3,405)
Others	1,822	1,775

Total	2,649,200	2,666,682

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.
(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.
(3)	The balance at September 30, 2013, corresponds to the loss generated by the participation by Lan Pax Group S.A. in the capital increase carried out in Aerolane Líneas Aéreas Nacionales del Ecuador S.A. and Aires of ThUS$ (5,057) during the first semester of 2013 and accumulated losses from transactions with minority shareholders of ThUS$ (3,405) at December 31, 2012. The corresponding accumulated losses of ThUS$ (2,422) in Lan Pax Group S.A. for increases of capital held by Aerovías de Integración Regional Aires S.A. and the accumulated losses of ThUS$ (983) Lan Cargo Inversiones S.A. for the capital increase made by Línea Aérea Carguera de Colombia S.A.

(e)	Reserves with effect in other comprehensive income.

The movement of Reserves with effect in other comprehensive income between January 1, 2012 and September 30, 2013 is as follows:

	Currency translation reserve	Cash flow hedging reserve	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2012	(13,317)	(140,556)	(153,873)
Derivatives valuation gains (losses)	—	(12,492)	(12,492)
Deferred tax	(6,054)	7,814	1,760
Conversion difference subsidiaries	32,678	—	32,678

Closing balance as of September 30, 2012 (Unaudited)	13,307	(145,234)	(131,927)

Opening balance as of October 1, 2012	13,307	(145,234)	(131,927)
Derivatives valuation gains (losses)	—	17,495	17,495
Deferred tax	3,327	(12,991)	(9,664)
Conversion difference subsidiaries	(13,060)	—	(13,060)

Closing balance as of December 31, 2012	3,574	(140,730)	(137,156)

Opening balance as of January 1, 2013	3,574	(140,730)	(137,156)
Derivatives valuation gains (losses)	—	65,754	65,754
Deferred tax	—	(10,942)	(10,942)
Conversion difference subsidiaries	(368,505)	—	(368,505)

Closing balance as of September 30, 2013 (Unaudited)	(364,931)	(85,918)	(450,849)

(e.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(e.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(f)	Retained earnings

The movement of Retained earnings between January 1, 2012 and September 30, 2013, is as follows:

ThUS$

Opening balance as of January 1, 2012	1,116,798
Result for the period	47,080
Other increase (decreases)	529
Dividends	(37,091)

Closing balance as of September 30, 2012 (Unaudited)	1,127,316

Opening balance as of October 1, 2012	1,127,316
Result for the period	(66,156)
Other increase (decreases)	(366)
Dividends	15,342

Closing balance as of December 31, 2012	1,076,136

Opening balance as of January 1, 2013	1,076,136
Result for the period	(234,992)
Other increase (decreases)	11,461

Closing balance as of September 30, 2013 (Unaudited)	852,605

(g)	Dividends per share

As of September 30, 2013 (Unaudited)
Description of dividend	Final dividend 2012

Date of dividend	04-29-2013
Amount of the dividend (ThUS$)	3,288
Number of shares among which the dividend is distributed	483,547,819
Dividend per share (US$)	0.0068

As of December 31, 2012
Description of dividend	Final dividend 2011	Minimum mandatory dividend 2012

Date of dividend	04-26-2012	12-31-2012
Amount of the dividend (ThUS$)	18,462	3,287
Number of shares among which the dividend is distributed	340,999,909	479,098,052
Dividend per share (US$)	0.05414	0.00686

The Company’s dividend policy is that dividends distributed will be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

At September 30, 2013, no provision was mandatory minimum dividend.

NOTE 29 - REVENUE

The detail of revenues is as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Passengers	8,225,112	5,108,019	2,833,605	2,811,232
Cargo	1,383,283	1,205,639	436,362	448,015

Total	9,608,395	6,313,658	3,269,967	3,259,247

NOTE 30 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Other rentals and landing fees	1,034,379	695,214	335,623	337,709
Aircraft fuel	3,328,551	2,183,886	1,055,800	1,162,100
Commissions	292,979	225,569	113,547	108,201
Other operating expenses	1,216,434	815,608	417,889	439,522
Aircraft rentals	315,360	193,831	116,147	101,506
Aircraft maintenance	352,149	200,841	114,795	94,435
Passenger services	248,214	157,151	77,776	83,670

Total	6,788,066	4,472,100	2,231,577	2,327,143

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Depreciation (*)	748,481	494,201	237,947	277,009
Amortization	43,080	20,137	11,777	13,750

Total	791,561	514,338	249,724	290,759

(*)	Includes the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Liability for employee benefits (See Note 26).

(d)	Financial costs

The detail of financial costs is as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Bank loan interest	284,899	130,591	99,268	77,148
Financial leases	60,041	27,325	17,840	10,898
Other financial instruments	(4,720)	27,812	(3,314)	17,203

Total	340,220	185,728	113,794	105,249

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 26, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 31 - GAINS (LOSSES) ON THE SALE OF NON-CURRENT ASSETS NOT CLASSIFIED AS HELD FOR SALE

The Gains (losses) on sales of non-current assets not classified as held for sale as of September 30, 2013, and 2012 are as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Property, plant and equipment	8,434	(1,750)	791	(494)

Total	8,434	(1,750)	791	(494)

NOTE 32 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Duty free	10,643	11,137	3,113	4,242
Aircraft leasing	27,814	20,044	8,518	8,296
Customs and warehousing	16,901	18,573	6,220	6,694
Tours	79,290	49,771	25,798	23,614
Maintenance	10,743	4,093	5,033	3,129
Multiplus	50,334	21,666	23,335	7,231
Other miscellaneous income	64,436	21,080	18,694	26,530

Total	260,161	146,364	90,711	79,736

NOTE 33 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real, the latter due to business combinations with TAM S.A. and Subsidiaries.

The functional currency is defined primarily as the currency of the primary economic environment in which an entity operates in each state and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	291,212	337,223
Argentine peso	9,759	68,705
Brazilian real	4,952	3,308
Chilean peso	36,749	40,091
Colombian peso	4,184	671
Euro	14,514	15,502
U.S. dollar	46,322	94,035
Strong bolivar	141,037	51,346
Other currency	33,695	63,565

Other financial assets	53,103	30,936
Argentine peso	944	—
Brazilian real	2,072	2,167
Chilean peso	25,868	550
Colombian peso	2,025	2,147
Euro	2	8
U.S. dollar	21,932	18,020
Strong bolivar	12	601
Other currency	248	7,443

Current assets	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Trade and other accounts receivable	495,008	503,601
Argentine peso	35,431	9,441
Brazilian real	41,495	33,313
Chilean peso	93,705	130,736
Colombian peso	15,496	3,153
Euro	59,159	67,287
U.S. dollar	69,110	166,758
Strong bolivar	3,454	2,759
Other currency	177,158	90,154

Accounts receivable from related entities	636	14,565
Chilean peso	636	14,565

Tax assets	101,046	64,553
Argentine peso	5,007	3,740
Brazilian real	14,109	10,753
Chilean peso	16,817	24,764
Colombian peso	2,253	924
Euro	2,598	4,618
U.S. dollar	1,877	1,649
Strong bolivar	254	351
Other currency	58,131	17,754

Total assets	941,005	950,878
Argentine peso	51,141	81,886
Brazilian real	62,628	49,541
Chilean peso	173,775	210,706
Colombian peso	23,958	6,895
Euro	76,273	87,415
U.S. Dollar	139,241	280,462
Strong bolivar	144,757	55,057
Other currency	269,232	178,916

Non-current assets	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Other financial assets	21,995	31,329
Argentine peso	7	8
Brazilian real	5,783	3,505
Chilean peso	790	98
Colombian peso	337	524
Euro	5,346	7,817
U.S. dollar	9,091	15,895
Other currency	641	3,482

Accounts receivable	14,512	14,812
Chilean peso	9,312	9,564
U.S. dollar	5,000	5,000
Other currency	200	248

Tax assets, long term portion	20,401	22,063
Other currency	20,401	22,063

Deferred tax assets	5,185	4,203
U.S. dollar	2,784	—
Other currency	2,401	4,203

Total assets	62,093	72,407
Argentine peso	7	8
Brazilian real	5,783	3,505
Chilean peso	10,102	9,662
Colombian peso	337	524
Euro	5,346	7,817
U.S. dollar	16,875	20,895
Other currency	23,643	29,996

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
Current liabilities	As of September 30, 2013	As of December 31, 2012	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other financial liabilities	260,992	241,473	679,049	589,105
Chilean peso	54,232	—	48,209	—
Euro	765	602	533	35
U.S. dollar	205,995	240,871	630,307	589,070

Trade and other accounts payables	621,980	899,536	15,684	19,850
Argentine peso	30,326	21,398	453	—
Brazilian real	28,496	38,506	—	8
Chilean peso	9,678	72,643	12,071	11,938
Colombian peso	14,712	29,268	83	—
Euro	18,322	38,540	2,563	1,695
U.S. dollar	354,880	283,003	484	6,157
Strong bolivar	5,396	2,710	—	—
Other currency	160,170	413,468	30	52

Accounts payable to related entities	228	14	—	—
Chilean peso	3	14	—	—
U.S. dollar	225	—	—	—

Tax liabilities	12,197	12,840	—	—
Argentine peso	2,151	2,125	—	—
Brazilian real	1,081	2,925	—	—
Chilean peso	76	3,019	—	—
Colombian peso	2,864	200	—	—
Euro	3,587	3,261	—	—
U.S. dollar	1,229	325	—	—
Strong bolivar	1	—	—	—
Other currency	1,208	985	—	—

	Up to 90 days		91 days to 1 year
Current liabilities	As of September 30, 2013	As of December 31, 2012	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other non -financial liabilities	555	1,437	63	13
Brazilian real	10	98	45	10
Chilean peso	266	118	18	2
Strong bolivar	216	1,211	—	—
Other currency	63	10	—	1

Total liabilities	895,952	1,155,300	694,796	608,968
Argentine peso	32,477	23,523	453	—
Brazilian real	29,587	41,529	45	18
Chilean peso	64,255	75,794	60,298	11,940
Colombian peso	17,576	29,468	83	—
Euro	22,674	42,403	3,096	1,730
U.S. dollar	562,329	524,199	630,791	595,227
Strong bolivar	5,613	3,921	—	—
Other currency	161,441	414,463	30	53

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
Non -current liabilities	As of September 30, 2013	As of December 31, 2012	As of September 30, 2013	As of December 31, 2012	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Other financial liabilities	582,693	623,828	763,663	859,526	1,432,676	1,811,660
Chilean peso	126,552	—	98,905	—	—	—
Euro	666	1,148	—	—	—	—
U.S. dollar	455,475	622,680	664,758	859,526	1,432,676	1,811,660

Accounts payable	614,539	667,582	130	138	6	—
Chilean peso	7,638	8,286	130	138	6	—
U.S. dollar	605,440	657,998	—	—	—	—
Other currency	1,461	1,298	—	—	—	—

Other provisions	13,161	16,187	—	—	—	—
Argentine peso	487	664	—	—	—	—
Brazillian real	984	808	—	—	—	—
Chilean peso	36	36	—	—	—	—
Euro	11,119	10,865	—	—	—	—
U.S. dollar	25	—	—	—	—	—
Other currency	510	3,814	—	—	—	—

Provisions for employees benefits	595	86	—	—	—	—
U.S. dollar	595	86	—	—	—	—

Total non-current liabilities	1,210,988	1,307,683	763,793	859,664	1,432,682	1,811,660
Argentine peso	487	664	—	—	—	—
Brazilian real	984	808	—	—	—	—
Chilean peso	134,226	8,322	99,035	138	6	—
Euro	11,785	12,013	—	—	—	—
U.S. dollar	1,061,535	1,280,764	664,758	859,526	1,432,676	1,811,660
Other currency	1,971	5,112	—	—	—	—

General summary of foreign currency:	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
Total assets	1,003,098	1,023,285
Argentine peso	51,148	81,894
Brazilian real	68,411	53,046
Chilean peso	183,877	220,368
Colombian peso	24,295	7,419
Euro	81,619	95,232
U.S. dollar	156,116	301,357
Strong bolivar	144,757	55,057
Other currency	292,875	208,912

Total liabilities	4,998,211	5,743,275
Argentine peso	33,417	24,187
Brazilian real	30,616	42,355
Chilean peso	357,820	96,194
Colombian peso	17,659	29,468
Euro	37,555	56,146
U.S. dollar	4,352,089	5,071,376
Strong bolivar	5,613	3,921
Other currency	163,442	419,628

Net position
Argentine peso	17,731	57,707
Brazilian real	37,795	10,691
Chilean peso	(173,943)	124,174
Colombian peso	6,636	(22,049)
Euro	44,064	39,086
U.S. dollar	(4,195,973)	(4,770,019)
Strong bolivar	139,144	51,136
Other currency	129,433	(210,716)

b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended September 30, 2013 and 2012, generated a loss of ThUS$ 360,892 and a gain of ThUS$ 74,013, respectively. In the third quarter 2013 and 2012 represented a loss of ThUS$ 12,699 and a gain of ThUS$ 10,203, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the nine months ended September 30, 2013 and 2012, represented a loss of ThUS$ 391,143 and a gain of ThUS$ 32,535, respectively. In the third quarter 2013 and 2012, represented a loss of ThUS$ 36,968 and again ThUS$ 40,873, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of September 30, 2013	As of December 31, 2012
	Unaudited
Argentine peso	5.79	4.91
Brazilian real	2.23	2.04
Chilean peso	504.20	479.96
Colombian peso	1,905.75	1,760.00
Euro	0.74	0.76
Strong bolivar	6.30	4.30
Australian dollar	1.07	0.96
Boliviano	6.91	6.86
Mexican peso	13.15	12.99
New Zealand dollar	1.20	1.22
Peruvian Sol	2.78	2.55
Uruguayan peso	21.75	19.05

NOTE 34 - EARNINGS PER SHARE

	For the nine months ended September 30,		For the three months ended September 30,
Basic earnings	2013	2012	2013	2012
	Unaudited
Earnings attributable to controlling company’s equity holders (ThUS$)	(234,992)	47,080	52,093	(78,712)
Weighted average number of shares, basic	483,552,248	390,708,886	483,553,134	476,118,975
Basic earnings per share (US$)	(0.48597)	0.12050	0.10773	(0.16532)

	For the nine months ended September 30,		For the three months ended September 30,
Diluted earnings	2013	2012	2013	2012
	Unaudited
Earnings attributable to controlling company’s equity holders (ThUS$)	(234,992)	47,080	52,093	(78,712)
Weighted average number of shares, basic	483,552,248	390,708,886	483,553,134	476,118,975

Weighted average number of shares, diluted	483,552,248	390,708,886	483,553,134	476,118,975

Diluted earnings per share (US$)	(0.48597)	0.12050	0.10773	(0.16532)

NOTE 35 - CONTINGENCIES

Lawsuits

(i)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
ThUS$

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th, 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. Variglog is in the process of judicial recovery in Brazil and has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent the bankruptcy	17,100 Plus interests And costs

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	602286-09	Atlantic Aviation Investments LLC. (“AAI”) sued on July 24, 2009 Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP and Logistics LLC Volo (a) as alter egos of Variglog for non-payment of the four loans mentioned in the previous note and (b) for breach of its obligation to guarantee and other obligations under the Memorandum of Understanding signed between the parties on September 29, 2006.	AAI filed a “summary judgment” (abbreviated trial) which the court ruled favorably. The defendants appealed this decision which was ultimately dismissed by the High Court. The cause was turned back to the lower court for determination of the amount actually payable by the applicants (damages) ongoing proceedings before the court.	17,100 Plus interest costs and compensation for damage.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Aerotransportes Mas de Carga S.A.	Federal Court of Fiscal and Administrative Justice	31698/11-17-01-8	Nullity trial against the tax authority’s refusal to restore balance in favor of VAT.	Pleadings stage	4,900

Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	2nd District Court Guayaquil.	09504-2010-0114	Order Determining the Value Added Tax (VAT) 2006.	The Ruling was adverse to the Company. A presentation to the Court appeal of Amplification and clarification was made, resolution is still pending	4,565

Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	Tribunal Fiscal de Guayaquil.	6319-4064-05	Judicial proceedings against the Regional Director of the Internal Revenue Services Guayaquil, for overpayment of taxes.	Tax Litigation Division of the National Court accepts appeal of IRS. Extraordinary Action Protection for the Constitutional Court.	4,210 Plus interest

Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	Internal Revenue Service.	17502-2012-0082	Determination Act for 2006 Income Tax, which have unknown CEDT requesting certification of branch expenses, ARC commissions without Withholding of Income Tax, etc. Process initiated in 2012.	Sentence pending.	8,064

Aerolane Lineas Aéreas Nacionales del Ecuador S.A.	Internal Revenue Service.	1720130100068	IR Determination Act of 2008. Glosses are caused by lack of supports in rebills, audit certificates, no withholdings on commissions, lack of means of payment. Unaware exempt income because the federal return is not translated into Spanish	Sentence pending. Administrative Complaint was initiated - Waiting for response	6,306

Lan Argentina S.A.	National Administrative Chamber.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Metropolitan Airport	ORSNA appealed the injunction that ordered to rescind the eviction. Lan Argentina filed suit against Resolution No. 123 of ORSNA.	Indetermined

(ii)	Trials received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission	-	Investigation for possible violations of airline competition freighters, especially fuel surcharge. On December 26, 2007, the Directorate General for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. of a case against twenty-five cargo airlines, including Lan Cargo S.A., for possible violations of free competition in the European air cargo market, especially the alleged fixing a fuel surcharge and freight. On November 9, 2010, the Directorate General for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$ 11,119. This penalty is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. The outcome of this appeal cannot be predicted.	On April 14, 2008, the notification of the European Commission was answered. The appeal was filed on January 24, 2011.	11,119

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery Division (Inglaterra) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands).	-	Lawsuits filed against European airlines by users of freight services in private prosecutions as a result of the investigation for possible violations of airline competition freighters, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A, have been sued in court proceedings as third parties, based in England and the Netherlands.	Case is in evidence discovery process.	Undetermined

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Aerolinhas Brasileiras S.A.	Administrative Council for Economic Defense, Brazil	-	Investigation for possible violations of airline competition freighters, especially fuel surcharge.	On September 3, 2013, CADE’s decision was published in the Diario da Uniao confirming the sentencing of violation and imposition of fines to ABSA for the amount of ThUS$51,020. This fine will be appealed by ABSA. In turn CADE fined also a current director of ABSA and two former officials for the respective amounts of ThUS$1,020, ThUS$510 and ThUS$510. We can not predict the outcome of the appeal process.	51,020

LATAM Airlines Group S.A.	Tenth Civil Court of Santiago	-	The company Jara & Jara Limited sues LATAM Airlines Group S.A. based on the damage they have caused due to the criminal complaints filed for the crime of fraud against them in 2008, which were dismissed for good. They claim that the damage caused by LATAM Airlines Group S.A. affected their prestige and business continuity.	First instance.	11,935

Aerolane LineasAéreas Nacionales del Ecuador S.A.	Civil Court 20 Pichincha.	374-2012 LA	Passenger demand for misuse by counter agent of credit card.	In discharge step test, hearing in November 26, 2013.	5,500

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2 da Região the (Court of the Second Region).	2001.51.01.012530-0	Ordinary judicial action brought to declare that there is no legal relationship obligating the Company to raise the Air Fund.	First instance sentence not favorable. Currently awaiting the decision of the appeal filed by the company. To suspend the tax credit application to the Court was delivered by guarantee MUS$ 107 which is revealed in more detail in Note 23.	126,542

Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	16643.000087/2009-36	Notice of Violation of the requirement to pay the social contribution on net profit (“CSL”).	Decisions of first and second administrative instance adverse to the interests of the Company. Currently awaiting the decision of the new action brought by the Company.	32,482

Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	10880.725950/2011-05	Compensation claims of social contributions PIS and COFINS.	Court decision was unfavorable to the interests of the company, so it was appealed. At present, pending the trial of the appeal, the Board of Tax Appeals (CARF.)	29,861

Pantanal Linhas Aéreas S.A.	Regional Court of the Third District.	1997.0002503-9	Execution filed to collect tax penalties for breach of special customs regime of temporary admission.	Waiting for the decision of the second instance. Favorable sentence.	5,497

Tam Linhas Aéreas S.A.	6th Public rod of Sao Paulo	0012938-14.2013.8.26.0053	Judgment proposed to cancel the collection of incident Service Tax on amounts paid to Infraero.	The ruling overturned the injunction previously granted, and granted in part the action proposed by the company. Opposing a motion for clarification, which was rejected. Currently awaiting the publication of the decision and the subsequent presentation of the appeal	14,909

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil	16643.000085/2009-47	Auto compound to demand and collection of income tax and detail CSL derived royalties and fees using the mark TAM	First instance decision unfavorable to the interests of the company. Currently expecting ruling on the appeal filed by the company	14,375

Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	10831.012344/2005-55	Infraction II presented to demand payment and social contributions of PIS and COFINS arising from the loss of unidentified international cargo.	Partially favorable decision in the first administrative and supportive in the second instance. However, the upper chamber of the Board of Tax Appeals was to the special appeal filed by the Union. Currently pending resolution of the motion for clarification with the opposition of the company	11,564

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo)	3.123.785-0	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Currently expecting the ruling on the appeal filed by the Company.	10,035

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.130.043-1	Order of infringement to demand payment of ICMS governing the importation of aircraft.	On June 4, 2013, the decision was issued denying the special appeal filed by the company. Currently, waiting for the demarcation of the court order regarding the administrative process	9,651

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.099.486-0	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Currently expecting ruling on the appeal filed by the Company.	7,303

Tam Linhas Aéreas S.A.	Secretary of Federal Revenues of Brazil (Internal Revenue Service of Brazil).	11610.001360/2001-56	Application for reimbursement of social security contributions of PIS.	Unfavorable ruling in the first and second administrative instances. Currently expecting fiscal execution ruling.	8,123

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Secretary of Finance of the State of Sao Paulo.	3.117.001-8	Notice of infringement demanding payment of ICMS on imports of aircraft.	Pending decision on the appeal filed by the Company.	7,983

Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 3a Região (Court of the Third Region).	2006.03.00.022504-6	Penalty forcing IRPJ collection in the months of February, March and August 1998.	Pending first instance ruling.	7,391

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.120.286-0	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	6,629

Tam Linhas Aéreas S.A.	Governo do Estado de São Paulo (State Government of Sao Paulo).	990.172	Fiscal Execution to demand payment of ICMS that affects the import of aircraft.	Trial suspended. It now expects the end of main trial.	6,273

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.123.000-3	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	6,039

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	004960-83.2013.8.26.0053	Judgment proposed to cancel the charge and to demand payment of ICMS and fine affects import of aircraft.	Currently awaiting a ruling of first instance.	6,090

Tam Linhas Aéreas S.A.	Internal Revenue Service.	2002.61.19.001123-1	Injunction filed to prevent recovery of IPI on imports of aircraft.	Currently awaiting a ruling on the appeal filed by the Company.	5,820

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	4.002.475-1	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Expected the ruling on impeachment filed by the Company.	5,605

Tam Linhas Aéreas S.A.	6th Public rod of Sao PauloSecretary of Finance of the State of Sao Paulo	0013306-23.2013.8-26.0053	Judgment proposed to cancel the collection of incident Service Tax on amounts received as discount on the go over the shipping rates to Infraero	Currently awaiting the decision of first instance.	5,155

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado da Paraíba (Secretary of Finance of the State of Paraiba).	3.019.886-0	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	5,139

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado da Paraíba (Secretary of Finance of the State of Paraiba).	93300008.09.00000883/2009-31	Order of infringement to demand payment of ICMS in particular operations.	Currently awaiting a ruling on the appeal filed by the Company.	5,079

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo Secretary of Finance of the State of Sao Paulo).	3.123.770-8	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Currently awaiting a ruling on the appeal filed by the Company.	5,057

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.154.701-1	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Expected the ruling on impeachment filed by the Company.	4,946

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.146.575-4	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	4,792

Tam Linhas Aéreas S.A.	Secretaria da Receita Federal (Internal Revenue Service).	10880-676.339/2009-13	Order of infringement to demand payment of IRPJ.	Expected the ruling on impeachment filed by the Company.	4,751

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.146.651-5	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	4,670

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de Goiás (Secretary of Finance of Estado de Goias).	3032722060291	Order of infringement to demand payment of ICMS in particular operations.	Currently awaiting a ruling on the appeal filed by the Company.	4,431

Tam Linhas Aéreas S.A.	Secretaria da Receita Federal (Servicio de Impuestos Internos de Brazil).	16643.000088/2009-81	Order of infringement to demand payment of IRPJ and CSLL.	Pending the publication of the second instance, it was not partial for the appeal filed by the company.	4,378

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.117.801-7	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Trial suspended. It now expects the end of main trial.	4,348

Tam Linhas Aéreas S.A.	Secretaria da Fazenda do Estado de São Paulo (Secretary of Finance of the State of Sao Paulo).	3.129.987-8	Order of infringement to demand payment of ICMS governing the importation of aircraft.	Currently awaiting a ruling on the appeal filed by the Company.	4,096

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Public Rod of Florianopolis-SC.	023.12.036784-2	Lawsuit filed by Instituto Liberdade on the product Espaço+.	Currently awaiting convocation of the other companies, for us to answer	4,485

Tam Linhas Aéreas S.A.	1st Civil Court of the District of Navegantes / SC.	033.03.013110-6 (precautionary) 033.03.014870-0 (ordinary).	Action filed by a former sales representative of TAM demanding compensation for moral and economic damage in consequence of the alleged wrongful termination of contract and unfounded trade representative land freight transport other than agreeing in advance the establishment of protection enforceable court.	We are currently awaiting the evaluation of our objection to the expert report.	4,187

Tam Linhas Aéreas S.A.	Labour Court of Porto Alegre.	0001611-93.2012.5.04.0013	Civil Action in the Ministry of Labour, which requires the granting of black shoes, belts and socks for employees who wear uniforms	Process in the first instance, waiting judgment of appeal.	10,298 Approximate value

Tam Linhas Aéreas S.A.	Labour Justice Guarulhos / SP	0000728-47.2010.5.02.0313	Class action by the Union of Aviation Workers of Guarulhos/SP which requires payment of risk bonus for all workers of the base.	According done. Pay the final installment of the agreement	5,129 Approximate value

Tam Linhas Aéreas S.A.	Labour Justice Salvador / BA - Labor Jurisdiction Salvador / BA.	0000033-78.2011.5.05.0021	Class action by the National Union of Aviation workers, which requires payment of risk bonus for all employees of the SSA base.	Process in the first instance. Awaiting sentencing.	15,535 Approximate value

Tam Linhas Aéreas S.A.	Labour Court Brasilia.	01683.2009.015.10.00.3	Action by the Union Aerovias Brasilia/DF demanding payment of hazard compensation for all maintenance employees.	Process in the last instance. Awaiting the outcome of the appeal.	5,027 Approximate value

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Aerolane Lineas Aereas Nacionales del Ecuador S.A.	Internal Revenue Service.	1720130100068	IR Determination Act of 2008. Glosses are caused by lack of brackets rebills, audit certificates, no withholdings on ARC committees, lack of means of payment. Unaware Aerolane Lineas Aereas Nacionales del Ecuador S.A. (subsidiare USA) free income, because the federal declaration was not translated into Spanish	Administrative Complaint was initiated before the Internal Revenue Service	6,316

Tam Linhas Aéreas S.A.	Secretary of Finance of Sao Paulo	4.023.832-5	Notice of infraction to demand payment of import tax that rules aircraft	Pending the result of the objection presented by the company.	5,778

Aerovias de Integración Regional AIRES S.A	Florida USA.	2013-20319 CA 01	In July 30, 2012 LAN AIRLINES COLOMBIA initiated legal proceedings in Colombia against regional One Inc. and Volvo Aero Services LLC, in order to declare that these companies are civilly liable for moral and material damages caused to LAN AIRLINES COLOMBIA , arising from breach of contractual obligations of the aircraft HK	The process in Colombia is pending resolution of preliminary objections filed by the defendant	12,443

			In June 20, 2013 AIRES SA AND / OR LAN AIRLINES COLOMBIA was notified of the lawsuit filed in the U.S. by INC and Dash regional One 224 LLC for damages caused by the aircraft HK claiming COLOMBIA LAN AIRLINES had the requirement to obtain customs import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One	As for the process in the U.S. Federal Court is deciding whether the process follows on as a court with jurisdiction in Colombia is resolving a parallel demand in Colombia

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880-926.383/2013-66	Decision of the Internal Revenue Service does not approve compensation made by the company in the application for refund of income tax for 2009.	Pending the result of the dissatisfaction expressed by the company.	7,171

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	1720130100068	Notice of infraction to demand tax credit is due, as the company would have improperly excluded amounts paid as interest on own capital for the years 2010 and 2011.	Pending the result of the objection filed by the company.	5,498

In order to deal with any financial obligations arising from legal proceedings outstanding at September 30, 2013, whether civil, labor or tax, LATAM Airlines Group S.A., has made provisions, which are included in heading Other provisions, non-current, which is disclosed in Note 23.

The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome

NOTE 36 - COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 777 and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

Additionally, with respect to various loans signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767F and 777F aircraft, which carry the guarantee of the United States Export–Import Bank, restrictions have been established to the Company´s management and its subsidiary Lan Cargo S.A. in terms of shareholder composition and disposal of assets.

In connection with the financing of spare engines for its Boeing 767, 767F, 777, 777F and 787, which are guaranteed by the Export - Import Bank of the United States, restrictions have been placed on the ownership structure of their guarantors and their legal successor in case of merger.

In relation to credit agreements entered into by the Company, for the current period local banks have set limits to some financial indicators of the Company on a consolidated basis.

The subsidiary TAM Linhas Aéreas S.A., in connection with the issuance of debentures (CVM 476) by an original amount of 600 million brazilian reais in 2009, the obligation has to comply with certain limits of financial indicators. As of September 30, 2013, the outstanding balance related to this debt is 400 million brazilian reais.

On November 5, 2013, TAM Linheas Aéreas S.A. sent an “Irrevocable Voluntary Prepayment Letter” to the Asamblea General de Debenturista, in order to formalize the determination of voluntary prepayment on November 21, 2013, for the total outstanding amount of the debentures (Note 40).

According to IFRS accounting standards, financial liabilities related to this issuance of debentures are classified in Other current financial liabilities.

As of September 30, 2013, the Company is in compliance with all indicators detailed above with the exception of the financial indicators included in the TAM Linhas Aéreas S.A.’s debentures, so the possible effects of the default has been fixed with the voluntary prepayment mentioned above.

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

Lessor	Aircraft	As of September 2013	As of December 31, 2012
	Unaudited
ACS Aircraft Finance Bermuda Ltd. - Aircastle (WFBN)	Boeing 737	1	1
Air Canada (Sublessor)	Airbus A340	1	1
Airbus Financial Services	Airbus A340	2	2
Aircraft 76B -26261 Inc. (ILFC)	Boeing 767	—	1
Aircraft 76B -26329 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B -27613 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B -27615 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B -28206 Inc. (ILFC)	Boeing 767	1	1
Aircraft Solutions Lux V S.ÀR .L. (AVM AX)	Bombardier Dhc8-200	—	1
ALC A319 1703, LLC (*)	Airbus A319	1	1
Aviacion Centaurus, A .I.E (Santander) (*)	Airbus A319	3	3
Aviación Centaurus, A .I.E. (*)	Airbus A321	1	1
Aviación Real A.I.E (*)	Airbus A319	1	1
Aviación Real A.I.E (*)	Airbus A320	1	1
Aviación Tritón A.I.E. (*)	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	—
Avolon Aerospace AOE 63 Limited	Boeing 787	1	—
AWAS (SWEDEN TWO) AB (*)	Airbus A320	1	2
AWAS 4839 Trust	Airbus A320	1	1
AWAS 5125 Trust	Airbus A320	1	1
AWAS 5178 Limited	Airbus A320	1	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited (*)	Airbus A320	2	2
BOC Aviation Pte. Ltd.	Airbus A320	1	1
Celestial Aviation Trading 35 Ltd. (GECAS)	Boeing 767	—	1
CIT Aerospace International	Boeing 767	1	1
CIT Aerospace International (*)	Airbus A319	1	3
CIT Aerospace International (*)	Airbus A320	4	4
Continuity Air Finance IV B.V (BOC) (*)	Airbus A319	1	1
Delaware Trust Company, National Association (CRAFT)	Bombardier Dhc8-200	7	9
Eden Irish Aircr Leasing M SN 1459 (AERCAP) (*)	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB (*)	Airbus A320	10	10

Lessor	Aircraft	As of September 30, 2013	As of December 31, 2012
	Unaudited
GECAS Sverige Aircraft Leasing Worldwide AB (*)	Airbus A330	2	2
GFL Aircraft Leasing Netherlands B.V. (GECAS) (*)	Airbus A320	1	1
International Lease Finance Corporation	Boeing 737	2	2
International Lease Finance Corporation	Boeing 767	1	1
International Lease Finance Corporation (*)	Airbus A320	1	1
KN Operating Limited (NAC)	Bombardier Dhc8-400	3	4
MASL Sweden (1) AB (MACQUARIE) (*)	Airbus A320	1	1
MASL Sweden (2) AB (MACQUARIE) (*)	Airbus A320	1	1
MASL Sweden (7) AB (MACQUARIE) (*)	Airbus A320	1	1
MASL Sweden (8) AB (MACQUARIE) (*)	Airbus A320	1	1
MCAP Europe Limited - Mitsubishi (WTC)	Boeing 737	1	1
Orix Aviation Systems Limited	Airbus A320	3	3
Pembroke B737-7006 Leasing Limited	Boeing 737	2	2
RBS Aerospace Limited (*)	Airbus A320	6	6
SKY HIGH V LEASING COMPANY LIMITED (*)	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	2	—
Sunflower Aircraft Leasing Limited - AerCap	Airbus A320	2	2
Volito Aviation August 2007 AB (*)	Airbus A320	2	2
Volito Aviation November 2006 AB (*)	Airbus A320	2	2
Volito Brasilien AB (*)	Airbus A319	1	1
Volito November 2006 AB (*)	Airbus A320	2	2
Wells Fargo Bank North National Association (ACG) (*)	Airbus A319	1	1
Wells Fargo Bank North National Association (ACG) (*)	Airbus A320	2	2
Wells Fargo Bank North National Association (BAKER & SPICE) (*)	Airbus A320	—	1
Wells Fargo Bank North National Association (BOC) (*)	Airbus A319	3	3
Wells Fargo Bank North National Association (BOC) (*)	Airbus A320	1	2
Wells Fargo Bank Northwest N.A (AVOLON) (*)	Airbus A320	4	4
Wells Fargo Bank Northwest National Association (ACG) (*)	Airbus A320	2	2
Wells Fargo Bank Northwest National Association (AerCap) (*)	Airbus A330	10	—
Wells Fargo Bank Northwest National Association (BBAM)	Boeing 777	1	—
Wells Fargo Bank Northwest National Association (BOC) (*)	Airbus A320	1	1
Wells Fargo Bank Northwest, N.A. (GECAS)	Boeing 767	4	4
Wells Fargo Bank Northwest, N.A. (GECAS)	Boeing 777	2	2
Wilmington Trust Company (ILFC) (*)	Airbus A319	1	1
Zipdell Limited (BBAM ) (*)	Airbus A320	1	1

Total		127	123

(*)	The composition of the fleet as operating leases at September 30, 2013, incorporates the effects of business combinations with TAM S.A. and Subsidiaries.

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of September 30, 2013	As of December 31, 2012
	ThUS$	ThUS$
	Unaudited
No later than one year	450,816	380,713
Between one and five years	1,048,912	852,659
Over five years	261,922	235,658

Total	1,761,650	1,469,030

The minimum lease payments charged to income are the following:

	For the periods ended September 30,
	2013	2012
	ThUS$	ThUS$
	Unaudited

Minimum operating lease payments	315,360	195,958

Total	315,360	195,958

In September 2011, the Company signed a contract to establish the early departure of three Boeing 737-700. The return of these three aircraft was completed during the second quarter of 2012.

During the second quarter of 2012, added three Airbus A320-200 aircraft leased for a period of 8 years. During the third quarter of 2012, it the Company added two Airbus A320-200 aircraft, leased for periods of six and eight years. In addition, two Boeing 767-300 aircraft and two Airbus A320-200 were returned given the end of the lease contract. During the fourth quarter of 2012, were returned four Airbus A320-200 on lease term.

In the first quarter of 2013, it returned an Airbus A320-200, while during the second quarter of 2013 two Airbus A319-100, one Airbus A320-200 and one Bombardier Dhc8-200 were returned as their leasing contracts had ended. During June 2013 the contracts system applied to ten Airbus A330-200 aircraft was changed from financial leasing to operative leasing, with each aircraft being leased for a period of forty months. During the third quarter of 2013, three Airbus A320-200 aircraft was leased for a period of 8 years each, one Boeing 787 aircraft was leased for a period of 12 years and two Boeing 777 aircraft were leased for a period of 5 years each. Moreover, one Airbus A320-200, two Boeing 767-300 aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, during July of 2013 two Dhc8-200 aircraft were acquired on leasing.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

At September 30, 2013 the Company has existing letters of credit related to operating leasing as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
AFS Investments 48 LLC.	Lan Cargo S.A.	Two letter of credit	3,500	Jan 25, 2014
Air Canada	LATAM Airlines Group S.A.	One letter of credit	1,800	Dec 30, 2013
CIT Aerospace International	LATAM Airlines Group S.A.	Two letter of credit	3,240	May 13, 2014
GE Capital Aviation Services Limited	LATAM Airlines Group S.A.	Five letter of credit	12,003	Jan 10, 2014
GE Capital Aviation Services Limited	Lan Cargo S.A.	Five letter of credit	15,222	Jan 10, 2014
International Lease Finance Corp	LATAM Airlines Group S.A.	Six letter of credit	2,680	Nov 22, 2013
Orix Aviation System Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Jul 31, 2014
PB Leasing Aircraft, No 28 (UK) Limited	LATAM Airlines Group S.A.	One letter of credit	3,265	May 5, 2014
TAF Mercury	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 11, 2013
TAF Venus	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 11, 2013
Wells Fargo Bank Northwest, National Association	LATAM Airlines Group S.A.	One letter of credit	2,530	Jun 30, 2014
Baker & Spice Aviation Limited	Tam Linhas Aéreas S.A.	Four letter of credit	34,337	Oct 25, 2013
BOC Aviation (USA) Corporation	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Nov 29, 2013
Cit Aerospace International	Tam Linhas Aéreas S.A.	Four letter of credit	11,002	Oct 5, 2013
DVB Group Merchant Bank (Asia) Ltd.	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Dec 4, 2013
GE Capital Aviation Services Limited	Tam Linhas Aéreas S.A.	Twelve letter of credit	10,641	Oct 8, 2013
Masl Sweden	Tam Linhas Aéreas S.A.	Three letter of credit	2,124	Oct 31, 2013
PK Airfinance US, Inc.	Tam Linhas Aéreas S.A.	One letter of credit	1,600	Dec 19, 2013
SM BC Aviation Capital Ltd.	Tam Linhas Aéreas S.A.	Two letter of credit	6,826	Feb 20, 2014
Wells Fargo Bank Northwest, National Association	Tam Linhas Aéreas S.A.	One letter of credit	6,000	Mar 28, 2014
Wilmington Trust SP Services Ltd.	Tam Linhas Aéreas S.A.	One letter of credit	5,544	Jan 31, 2014

			144,569

(c)	Other commitments

At September 30, 2013 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	8,220	Feb 11, 2014
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Four letter of credit	50,000	Jan 31, 2014
Dirección General de Aviación Civil de Chile	LATAM Airlines Group S.A.	One hundred and twenty three ticket guarantee	20,534	Nov 1, 2013
Dirección Seccional de Aduanas de Bogotá	Línea Aérea Carguera de Colombia S.A.	Two insurance policies guarantee	2,430	Apr 7, 2014
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 21, 2014
Metropolitan Dade County	LATAM Airlines Group S.A.	Five letter of credit	1,675	May 31, 2014
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	Two letter of credit	18,000	Jan 8, 2014
Washington International Insurance	LATAM Airlines Group S.A.	Five letter of credit	2,650	Dec 12, 2013
Westpac Banking Corporation	LATAM Airlines Group S.A.	One letter of credit	1,118	Apr 4, 2014
6[a] Vara de Execuções Fiscais Federalde Campo Grande/MS	Tam Linhas Aéreas S.A.	Three insurance policies guarantee	33,013	Jan 4, 2014
8 Vara da Fazenda Pública da Comarca de São Paulo	Tam Linhas Aéreas S.A. (Pantanal)	One insurance policies guarantee	16,585	Apr 12, 2015
Vara da Fazenda Pública da Comarcade São Paulo	Tam Linhas Aéreas S.A.	One insurance policies guarantee	3,528	Mar 29, 2016
Vara De Execuções Fiscais De Santa Cataria	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,706	Nov 20, 2013
União Federal	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,143	Jul 24, 2015

			166,102

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES

(a)	Transactions with related parties for the period ended September 30, 2013 (Unaudited)

Tax No.	Related party	Nature of relationship related parties	Country of origin	Explanation of other information about related parties	Nature of related transactions	Currency	ThUS$

96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Revenue from services provided	CLP	12

96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Leases as lessor	CLP	197
					Services received	CLP	(1,013)
					Services received	US$	(828)

65.216.000-k	Comunidad Mujer	Other related parties	Chile	Promotion and training of women	Revenue from services provided	CLP	11
					Services received	CLP	(11)

78.591.370-1	Bethia S.A y filiales	Other related parties	Chile	Investments	Leases as lessor	CLP	(1)
					Revenue from services provided	CLP	2,175
					Services received	CLP	(573)
					Sale of Property plant and equipment (1	CLP	14,217

79.773.440-3	Transportes San Felipe S.A	Other related parties	Chile	Transport	Revenue from services provided	CLP	8
					Services received	CLP	(148)
					Commitments made on behalf of the entity	CLP	(89)

87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Pisciculture	Revenue from services provided	CLP	183

Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Revenue from services provided	US$	5
					Leases as lessor	US$	(275)

Foreign	Jochmann Paticipacoes Ltda.	Other related parties	Brazil	Transport	Services received	US$	(21)

Foreign	Made In Everywhere Com . Distr. Ltda.	Other related parties	Brazil	Transport	Revenue from services provided	BRL	(1)

Foreign	TAM Aviação Executiva Taxi Aéreo S/A	Other related parties	Brazil	Transport	Revenue from services provided	BRL	383
					Commitments made on behalf of the entity	BRL	(19)

Foreign	Prismah Fidelidade S.A.	Joint Venture	Brazil	Marketing	Liabilities settlement on behalf of the entity for the related party	BRL	(524)

On December 28, 2012, Inmobiliaria Aeronáutica S.A. as seller and Sotraser S.A. (Subsidiary of Bethia S.A.) as purchaser, entered into an agreement to purchase the land called “Lot No. 12 of parcellation project Lo Echevers”. The value of the sale amounts to ThUS$ 14,217. On September 30, 2013, this balance is paid.

(b)	Transactions with related parties for the period ended September 30, 2012 (Unaudited)

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Explanation of other information about related parties	Nature of related parties transactions	Currency	ThUS$

96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Revenue from services provided	CLP	11

96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Leases as lessor	CLP	347
					Services received	CLP	(667)
					Services received	US$	(442)

65.216.000-K	Comunidad Mujer	Other related parties	Chile	Promotion and training of women	Services received	US$	(13)

78.591.370-1	Bethia S.A . y Filiales	Other related parties	Chile	Investments	Leases as lessor	CLP	550
					Revenue from services provided	CLP	540
					Commitments made on behalf of the entity	CLP	3
					Services received	CLP	(565)

79.773.440-3	Transportes San Felipe S.A.	Other related parties	Chile	Transport	Services received	CLP	(279)

87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Pisiculture	Revenue from services provided	CLP	187

96.812.280-0	San Alberto S.A. Y Filiales	Other related parties	Chile	Investments	Services received	US$	(29)

Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Leases as lessee	US$	(338)

Foreign	Tadef-Transporte Administração e Participação Ltda.	Other related parties	Brazil	Transport	Services received	US$	(18)

Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Other related parties	Brazil	Transport	Revenue from services provided	BLR	124
					Liabilities settlement on behalf of the entity for the related party	BLR	16

Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Other related parties	Brazil	Transport	Services received	BLR	(116)

Operations corresponding to holders of common stock in TAM S.A. and subsidiaries are included following the date of the business combination, on June 22, 2012.

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

(c)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

	For the nine months ended September 30,		For the three months ended September 30,
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Remuneration	11,360	9,793	2,746	4,547
Management fees	258	318	108	203
Non-monetary benefits	380	294	127	100
Short-term benefits	4,049	5,051	1	94
Share-based payments	13,390	—	4,495	—

Total	29,437	15,456	7,477	4,944

NOTE 38 - SHARE-BASED PAYMENTS

(a)	Employee Compensation Plan for the Company and its subsidiaries:

At a Special Shareholders Meeting held December 21, 2011, the Company’s shareholders approved, among other matters, an increase in its capital by US$ 1,465,372,970.09 through the issuance of 147,355,882 common shares with no par value. US$ 47,733,352.49 of that increase, corresponding to the issuance of 4,800,000 shares, would be allocated to compensation plans for employees of the Company and its subsidiaries, pursuant to Article 24 of the Companies Law.

The main conditions for these compensation plans are:

a)	Upon a recommendation by the Company’s Executive Committee, the Board will determine the employees of the Company and its subsidiaries included in the Compensation Plan and the number of options for the acquisition of shares in the Company that will be allocated to each, after which a stock option agreement will be signed with each employee.

b)	Until the shares in the option are subscribed, the optionee will have no economic or political rights and will not be considered in the quorum for shareholders meetings.

c)	The options allocated to each employee will accrue in parts on the following three dates: (1) 30% on December 21, 2014: (2) 30% on December 21, 2015 and (3) 40% on June 21, 2016, subject to remaining in the company’s employ.

d)	The price payable for each share allocated to the Compensation Plan, if the options are exercised, will be CLP$ 11,000. It will be calculated, adjusted and payable in the manner indicated in letter h) below.

e)	Once the options accrue, in the aforesaid parts, the employee may exercise them in whole or in part, in which case he must subscribe and pay for the respective shares at once, in the act of subscription, in cash, by check, by bank check, by electronic fund transfer or any other instrument or paper representing money payable on demand. Partial exercise may be for no less than 10% of all options held by the Employee.

f)	The period during which the employee must exercise the options after they have accrued according to letter c) above will expire December 21, 2016. If the employee has not exercised or waived the options in that period, he will be understood, for all purposes, to have waived the options and, accordingly, all rights, powers, promises or offers in relation to the subscription of cash shares in the Company will be deemed extinguished and it will be understood that the employee has irrevocably waived any right or power in relation thereto. The Company will be released from any obligation.

g)	If the employee resigns from his position or his employment contract is terminated for any reason other than the reasons contained in article 160 of the Labor Code, only the options accrued through the date of termination of the employment contract may be exercised, always provided the period for exercise of the options is in force.

The employee will also forfeit the right to exercise the options, whether or not they have accrued, if he is severed for any of the reasons contained in article 160 of the Labor Code.

The heirs or legatees of the employee shall exercise the rights and fulfill the obligations in substitution for the employee should he die, and the above provisions in this letter shall consequently not apply. In that case, all of the options granted shall accrue automatically and the heirs or legatees must exercise them within 180 calendar days after the date of the employee’s death. The employee shall retain his rights to the options in the event of a permanent disability and may exercise them in the periods indicated above.

h)	The price payable for these shares, if the respective options are exercised, will be expressed in Dollars of the United States of America (“Dollars”), for the equivalent in that currency to the Placement Price indicated in letter d) above on the date when the Company’s Board of Directors sets it (the “Pricing Date”), converted at the observed dollar exchange rate published in the Official Gazette on the Pricing Date, that is, US$23.19. As of the Pricing Date, said price expressed in Dollars will be adjusted by the change in the Consumer Price Index (CPI) published monthly by the U.S. Department of Labor, from the Pricing Date to the date of subscription and payment of the shares. The subscription price shall be paid in pesos, local currency, converted at the observed dollar exchange rate published in the Official Gazette on the date of subscription and payment of the shares.

i)	The options may not be assigned, liened or transferred in any way by the employee. However, the employee may state his waiver of the options at any time by sending a certified letter of waiver to the Chief Financial Officer of the Company.

It is expressly stated that the Extraordinary General Meeting dated December 21, 2011, it was agreed that no member of the controlling group would be benefited by this compensation plan.

On January 2, 2013, LATAM Airlines Group S.A. Option contracts signed for Shares with 46 employees of the Company and its subsidiaries for a total of 4.382 million shares

These options have been valued and recorded at fair value at the grant date, determined by the “Black-Scholes-Merton”. The effect on income to September 2013 corresponds to ThUS$ 12,900.

The input data of option pricing model used for share options granted are as follows:

Weighted average share price		Exercise price		Expected volatility	life of option	Dividends expected	Risk-free interest
US$	23.55	US$	24.97	61.52%	3.6 years	0%	0.0055

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity by US$ 1,000,000,000 through the issuance of 63,500,000 ordinary shares with no par value, of which US$ 23,622,047.25, corresponding to the issuance of 1,500,000 shares, shall be destined for compensation plans for employees of the Company and its affiliates, in conformity with the stipulations established in Article 24 of the Corporations Law. Similarly, it was agree that the Company’s Board of Directors would remain broadly empowered to decide on all matters related to the options that form part of compensation plans, including but not limited to: the periods during which the options shall be valid, the time periods, moments, manner, and other conditions for their acceptance or exercise, the workers to receive such benefits, the number of shares to be subject to the options offered, and all other matters related to the above.

At the same Extraordinary Shareholders’ Meeting, a resolution was approved to delegate the Board, for a five year period starting on December 21, 2011, with the power to fix the new price of the placement of the 4,800,000 shares destined for compensation plans, as provided for in Article 24 of the Corporations Law, in conformity with the Extraordinary Shareholders’ Meeting held on December 21, 2011, as modified at the Extraordinary Shareholders’ Meeting held on September 4, 2012, and to amend and resolve the terms and conditions applicable thereto.

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted from the first quarter of 2013 are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(b)	Subsidiaries compensation plans

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at September 30, 2013, which amounted to 851,555 shares and 917,212 shares, respectively.

TAM Linhas Aéreas S.A.
Description	1st Grant	2nd Grant	3rd Grant	4th Grant	1st Extraordinary Grant	3nd Extraordinary Grant	4th Extraordinary Grant	Total

Date	12-28-2005	11-30-2006	12-14-2007	05-28-2010	09-27-2007	04-01-2010	04-01-2010

Outstanding option number	—	119,401	259,857	242,297	230,000	—	—	851,555

Multiplus S.A.
Description	1st Grant	2nd Grant	3rd Grant	4th Grant	1st Extraordinary Grant	2nd Extraordinary Grant	3nd Extraordinary Grant	Total

Date	10-04-2010	11-08-2010	04-16-2012	10-04-2010	10-04-2010	10-04-2010	04-16-2012

Outstanding option number	11,289	2,245	166,236	334,207	403,235	—	—	917,212

The Options of TAM Linhas Aéreas S.A., under the plan’s terms, are divided into three equal parts and employees can run a third of its options after three, four and five years respectively, as long as they remain employees of the company. The agreed term of the options is seven years.

For Multiplus S.A., the plan’s terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

Both companies have an option that contains a “service condition” in which the exercise of options depends exclusively on the delivery services by employees during a predetermined period. Terminated employees will be required to meet certain preconditions in order to maintain their right to the options.

The state, in relation to the acquisition of the share’s rights, in both companies is as follows:

Company	Number of shares Accrued options	Number of shares Non accrued options
TAM Linhas Aéreas S.A.	609,258	242,297
Multiplus S.A .	—	917,212

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the Black-Scholes method, where the cases were updated with information LATAM Airlines Group S.A. The fair value recorded in liabilities at September 30, 2013 is ThUS$ 1,339 and in income ThUS$ 490.

NOTE 39 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate, centralized in Environmental Management. To monitor the company and minimize their impact on the environment is a commitment to the highest level, where continuous improvement and contribute to the solution of the problem of global climate change, generating added value to the company and the region, are the pillars of his administration.

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A., is based on the following objectives:

•	Minimize the impact of its operations by using a modern fleet, efficient operational management and continuous incorporation of new technologies.

•	promote the efficient use of resources and minimization of waste in all processes.

•	Manage responsibly our carbon footprint by measuring, monitoring and reducing emissions.

•	Promote the development and use of alternative energy more efficient and less environmental impact.

•	Encourage sustainable tourism as a pillar for the development of the region.

For 2013, we have established three priority areas of work to develop:

1.	Implementing an Environmental Management System;

2.	Management Carbon Footprint by measuring, verification and compensation of our emissions;

3.	Promoting biofuels market development in the region.

Similarly, during Q3 activities were conducted in the following initiatives:

•	The environmental management of LATAM was an important part again for maintain recognition as industry leaders in the subgroup of Emerging Markets of Dow Jones Sustainability Index.

•	Implementation of an Environmental Management System for LAN Airlines and LAN Cargo, and specific to the offices of Miami, USA and Quito, Ecuador;

•	Improving Environmental Reporting System, which allows measuring progress in environmental issues.

•	The corporation’s carbon footprint was externally measured and verified.

•	Review the environmental standards demanded at ours suppliers.

•	A biofuel study was conducted, including application potential, costs, and benefits.

•	Active participation in the project Renewable Bio Chile.

•	The Corporation took part in discussions regarding global climate change, spearheading the industry’s regional position alongside ALTA (Asociación Latinoamericana de Aviación Civil). Most notably the industry’s commitment to achieve carbon-neutral growth from 2020.

•	Compliance was made with European regulations on CO2 emissions, providing compensation to offset flights within the EU during 2012, corresponding to US$ 32,000.

The budget of the Environmental Division for 2013 is US$ 143,380.

NOTE 40 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

(a)	Incorporation of LAN Colombia and TAM Linhas Aereas to oneworld®

Through the Essential Matter report dated October 1, 2013, the Company reported to the Superintendency of Securities and Insurance as follows:

1.	According to Material Event dated March 7, 2013, it was informed that LATAM Airlines Group’s Board of Directors in an ordinary meeting held on March 5, 2013, agreed to choose oneworld® at its global alliance for the airlines that are part of its Group. With this decision, TAM y Aerovías de Integración Regional - Aires S.A. (“LAN Colombia”) would enter oneworld® and would join LATAM Airlines Group and the other members of such global alliance.

2.	Such LATAM Board of Director’s agreement was adopted in compliance of Resolution No. 37 dated September 21, 201, issued by the H. Tribunal de Defensa de la Libre Competencia (“TDLC” or “Tribunal of Competition”) and decision dated December 14, 2011, issued by the Brazilian Conselho Administrativo de Defesa Economica (“CADE”) which was partially amended on February 8, 2012; by which the merger between LAN Airlines S.A. (currently LATAM Airlines Group S.A.) and TAM Linhas Aereas S.A. was approved.

3.	Consequently, and according to what was informed by Material Event dated March 7, 2013, it is hereby informed that as from March 30, 2014, TAM Linhas Aéreas will no longer be a member of the Star Alliance; and will become a member of the oneworld Alliance as of March 31, 2014.

4.	Meanwhile, LAN Colombia will enter oneworld on October 1, 2013.

(b)	Securitization of Future Flow Receivables

On November 27, 2012, the Company’s Board of Directors agreed to authorize obtaining financing through the securitization of the flows of its airfare and cargo airway bill sales in the United States of America and Canada expressed in Dollars of United States and in Canadian Dollars (securitization of future flow receivables), made by certain foreign institutions operating credit card systems in the United States of America and through which payment of such airfare and airway bill sales are carried out in that country.

The Company mandated Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Inc. to implement this operation for a total volume of up to US$450,000,000. (Four hundred fifty million). The payment structure of the securitized bond considered a 7 year maturity, a 2 year grace period (interests) and 5 years of amortization. The assignee of the new financing is a company specially incorporated for this purpose in the Cayman Islands which is denominated Guanay Finance Limited. The transaction’s structure also considered the possibility that, in the future, new series of bonds would be issued for the same rights assigned and with the same underwriter.

On November 4, 2013 the price of/amount issued by the securitized bond was determined with future flows of US$450,000,000.- (Four hundred fifty million dollars), a 7 year maturity (a 2 year period of interest only, 5 years of amortization, and a duration of 4,75 years). The offering is 144A/Reg S. The securitized bond coupon is 6.0%. The settlement and reception of funds were performed on November 7, 2013.

(c) The subsidiary TAM Linhas Aéreas S.A., in connection with the issuance of debentures (CVM 476) by original amount of 600 million of brazilian reais in 2009, has the obligation to comply with certain limits of financial indicators. As of September 30, 2013, the outstanding balance related to this debt is 400 million brazilian reais.

On November 5, 2013, TAM Linheas Aéreas S.A. sent an “Irrevocable Voluntary Prepayment Letter” to the Asamblea General de Debenturista, in order to formalize the determination of voluntary prepay on November 21, 2013, for the total outstanding amount of the debentures.

According to IFRS accounting standards, financial liabilities related to this issuance of debentures are classified in Other current financial liabilities.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at September 30, 2013, have been approved by the Board of Director’s in an extraordinary meeting held on November 11, 2013.